JOEL PENSLEY
Attorney at Law
211 Schoolhouse Road
Norfolk, Connecticut 06058
(860) 542-1122
Fax: (212) 898-1266
Email: jpensley@att.biz

Member of the New York Bar

82-34853

September 24, 2004

Michael Coco
Mail Stop 3-2
Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

Re: Tridelta Plc.

Dear Mr. Coco,

Pursuant to our telephone conversation, I enclose all publicly disseminated material of Tridelta plc the ordinary shares of which trade on the OFEX market in the United Kingdom.

As you can see, all materials are also posted on the OFEX website (www.ofex.com) from which I downloaded the files and printed the materials. There are no other materials which have not been posted on the OFEX website.

All the materials were published in accordance with The OFEX Rules version 2.0. Chapter 9 lists the continuing obligations of companies listed on OFEX, including disclosure. Please note the following"

9.12 Directors have joint and several responsibility for the content of any announcement

9.15 Issuers must notify changes in published information within ten business days.

9.16-9.19 Issuers have a timetable for announcing of final financial results and trading may be suspended if financial results or a satisfactory reason for the delay in announcing results are not provided.

9.34 Those news releases announcing details of substantial shareholders were published pursuant to this section.

9.35-9.36 Any changes in the shareholdings of directors are published pursuant to these sections.

9.38 The prospectus was issued pursuant to this section.

9.44 The announcements of share issuances were made pursuant to this section.

Tridelta management desires that the ordinary shares trade on a United States market, initially the Pink Sheets. It intends thereafter to file a registration statement with the SEC so that it can become a reporting company and trade on a higher market.

I trust that these materials are those which you need. If you require any additional information, please contact me. Management awaits your word that the ordinary shares issued under OFEX rules can trade publicly in the United States.

I appreciated the time and attention you provided to me in our recent telephone conversation.

Best,

Joel Pensley
Special Securities Counsel

CHAPTER 9 - CONTINUING OBLIGATIONS

Introduction

9.1 This Chapter sets out the principles to which **issuers** and **corporate advisers** must adhere and gives guidance on certain situations.

Core Responsibilities

9.2 An **issuer** must:

(a) retain the services of a **corporate adviser** if its **securities** were admitted to trading on the **OFEX market** after 31 December 2003, or if classified as a **start-up** or overseas **issuer** under **rules** 8.14 and 8.18;

(b) seek competent advice from its **corporate adviser** (or other professional adviser) if in doubt about its obligations, either under the **rules** or general law;

(c) have due regard for best practice in matters of corporate governance and, for this purpose, should be fully acquainted with the provisions of the **combined code**, which is designed to achieve the required high standards of corporate behaviour, the strengthening of business controls and public accountability.

9.3 On a continuing basis, a **corporate adviser** must:

(a) ensure that, upon enquiry from an **issuer** for which it acts, it is available to provide guidance on the application of the **OFEX rules**;

(b) liaise with the **board** on behalf of an **issuer** for which its acts, in relation to any request for the suspension, restoration or withdrawal of **OFEX securities**; and

(c) act with due care, skill and competence in relation to its responsibilities under the **rules**.

9.4 Where a **corporate adviser** breaches its responsibilities under the **rules**, or otherwise the conduct or judgement of the **corporate adviser** has impaired the reputation and integrity of the **OFEX market**, it will be liable to disciplinary action in accordance with Chapter 4.

General Principles

9.5 **Issuers** must inform investors and the **board** immediately via an announcement of any new developments in their sphere of activity which are not public knowledge and which might have a material effect upon the value of their securities.

Objectives of Disclosure Obligations – Continuing Obligations

9.6 Each **issuer** and where applicable its advisers must:

(a) announce any significant change in its financial condition, the performance of its business, or its expectation of its performance which, if public, may lead to a substantial movement in the price of its **OFEX securities** ("price sensitive information"), or (in the case of debt securities) significantly affect the **issuer's** ability to meet its commitments;

(b) an **issuer** is not required to announce information concerning a corporate, financial or investment transaction which is in the course of negotiation, and may provide such information in confidence to its professional advisers, persons with whom the **issuer** is negotiating, representatives of trade unions, and statutory and regulatory bodies such as government departments. An **issuer** must be satisfied that all recipients of such information are bound by a duty of confidentiality and agree not to deal in its **OFEX securities** before an announcement of the transaction is made. If there is a reason to believe that a breach of confidence has occurred, or is likely to occur, in relation to information which, if public, might lead to a substantial movement in the price of its **OFEX securities**, an **issuer** must make at least a holding announcement disclosing such information as may have been the subject of the breach;

(c) take all reasonable care to ensure that any statement or forecast or any other information it notifies to the **board** is not misleading, false or deceptive and does not omit anything likely to affect the import of such statement, forecast or other information; and

(d) ensure that information required to be disclosed by these **rules** is announced no later than it is published elsewhere. In particular, an **issuer** must ensure that if price sensitive information is to be published by reason of the requirements of any overseas stock exchange or market, its disclosure at a shareholder meeting, or its inclusion in any circular or document sent to its shareholders, that equivalent information is made available at the same time to the public by way of an announcement;

(e) Where, in the opinion of the **board**, an **issuer** has after reasonable notice failed to comply with its disclosure obligations under the **rules**, the **board** may itself publish via **Newstrack** any information which the **issuer** has failed to publish, which has been provided to it under **rule** 9.7.

9.7 **Issuers** must provide the **board** promptly on request with:

(a) all information that the **board** considers appropriate to ensure the efficient operation of the **OFEX market** so as to afford investors proper information for determining the value of those **securities** and ensure that an orderly market is maintained in such **securities**; and

(b) any other information or explanations which the **board** may reasonably require for the purpose of satisfying itself that **issuers** are complying with their obligations, either under the **rules**, general law or other code (including, but not limited to, the **city code**, **combined code** or **model code**).

9.8 **Issuers** must provide the **board** with an announcement in respect of all documents posted to shareholders at the latest by the time such documents are posted.

9.9 **Issuers**, their officers and **employees** must comply with the Criminal Justice Act 1993 and the **code of market conduct** and ensure that unpublished price-sensitive information is properly released to the **board** in compliance with that Act and the **code of market conduct**.

9.10 **Issuers** must ensure that their internal procedures and those of any service registrar they may employ are adequate to ensure that the **board** receives the following documents in final form no later than the time they are issued:

(a) copies of all press releases (whether containing only product information or not); and

(b) three (3) copies of all documentation posted to shareholders, including annual reports and accounts, interim reports, newsletters, reports and circulars.

NOTE: All press releases which may be price-sensitive must be delivered to the **board** prior to their release in accordance with the **rules**. Other press releases are encouraged, although they must be factual.

9.11 **Issuers** must provide a copy of any private placing memorandum, prospectus or other document relating to a fundraising to the **board** no later than the time it is sent to shareholders or to potential investors.

Responsibility for Content of Announcements

9.12 **Issuers** are reminded that the directors of the company have joint and several responsibility for the content of any announcement.

9.13 It will be presumed that information submitted to the **board** for announcement is required or permitted by these **rules** or other legal or regulatory requirement unless otherwise stated. The **board** reserves the right not to publish any announcement which the **board** believes does not comply with these **rules** or relevant statute.

Specific Disclosures

9.14 **Issuers** should note that the disclosures specified in **rules** 9.15 to 9.64 would not necessarily, of themselves alone, satisfy the requirements of **rule** 9.6.

Continuing Requirements

9.15 **Issuers** must regularly review the information published on **Newstrack** and advise the **board** of any necessary changes. **Issuers** must notify changes within ten (10) **business days**.

Financial Results

9.16 **Issuers** must announce final results within five (5) months of the end of the period to which they relate in accordance with Figure 10.

9.17 **Issuers** must announce interim results within three (3) months of the end of the period to which they relate.

9.18 If an **issuer** is unable to meet the timetable required in **rules** 9.16 and 9.17, it must inform the **board** immediately of the reason and anticipated revised timetable.

9.19 The **board** will suspend trading in the securities of an **issuer** one (1) month after the end of the time period specified by **rule** 9.16 or 9.17 as appropriate, unless the **issuer** has announced either its financial results, or a satisfactory reason for the delay and an acceptable expected date of announcement for the results.

Figure 7 - Contents of announcements

All announcements of financial results must contain the information required by law.

Item	F	I	Q (Note 1)
Profit and Loss Account (Notes 2 & 5)	♦	♦	♦
Balance sheet (Notes 2 & 6)	♦		
Statement by the Board (Note 3)	♦	♦	♦
Earnings / (loss) per share (Note 2)	♦	♦	♦
Dividend (Note 2)	✱	✱	✱
Dividend timetable (see Figure 12)	✱	✱	✱
Auditors statement (Note 4)	✱	✱	♦
Statement whether audited or unaudited	♦	♦	

In this table, F = announcement of final results, I = announcement of interim results and Q = announcement of quarterly results.

♦ = required ✱ = if applicable

Note 1 - Must be reviewed by the **issuer's** auditors.

Note 2 - Comparative figures for the corresponding period in the preceding financial year must be included.

Note 3 - This may be made by the Chairman or another **board** member on behalf of the **board**.

Note 4 - Where the financial results have been audited or reviewed, that fact must be stated.

Note 5 - The following minimum information must be included: turnover (or equivalent), gross profit (or loss) before tax, tax, profit (or loss) after tax.

Note 6 - The following minimum information must be included: fixed assets, current assets, current liabilities, long-term liabilities, share capital, reserves.

Quarterly Results

Start-Ups

9.20 **Start-ups** must produce unaudited results on a quarterly basis in accordance with **rule** 9.17 during the first three (3) years of the admission of the **issuer's securities** to trading on the **OFEX market** (or such lesser period as agreed with the **board**). The quarterly results must have been reviewed by the **issuer's** auditors. Any material departure from previously disclosed projections and opinions must be disclosed and explained by the directors.

Audit Reports

9.21 Where the audit report on an **issuer's** financial statements contains a going concern, or fundamental uncertainty statement, or any statement that casts doubt on the accuracy of the financial results, the **issuer** must issue quarterly results thereafter. This requirement will continue until no such statement appears in a future report.

Dividends

9.22 Any decision to declare a dividend or other distribution must be notified to the **Newstrack department** immediately. **Issuers** must provide a full dividend timetable.

Figure 8 - Contents of dividend announcements

The announcements must contain at least the following key details:

- the rate of the dividend in pence per share, quoted net of taxation;
- the date on which the dividend will be paid;
- the record date by which entitlement to the dividend will be determined;
- the period to which the dividend relates; and
- the type of dividend (e.g. interim, final or annual).

Acquisitions and Disposals

9.23 An **issuer** must, taking appropriate advice, make an assessment of the significance of a corporate transaction, including any associated change to management or voting control of the **issuer**, in order to determine whether a disclosure obligation under **rule** 9.6 arises.

9.24 Any announcement in connection with an acquisition or disposal of an asset, interest or undertaking must include the following information:

(a) particulars of the transaction, including the name of any company or business, where this is relevant;

(b) the consideration and how it is being satisfied (including the terms of any arrangements for deferred consideration);

(c) the number of shares to be issued, if appropriate; and

(d) in the case of a disposal, the proposed use of proceeds.

Reverse Takeovers

9.25 An **issuer** must ensure that it makes an announcement as soon as a **reverse takeover**

is agreed, including the terms of the acquisition and its effects on the **issuer**.

9.26 An acquisition will be treated as a **reverse takeover** if:

(a) the acquisition will result in a fundamental change to the business, **board** or voting control of the **issuer**;

(b) unless the **board** otherwise agrees, the acquisition is made by an **investment vehicle**; or

(c) the acquisition is made by a **cash shell**.

9.27 An **issuer** which enters into negotiations for a significant acquisition must seek advice from its **corporate adviser** (or other professional adviser) in order to determine whether it is a **reverse takeover**. In cases of doubt, an **issuer** or its **corporate adviser** should consult the **board**. Circumstances in which the **board** may agree that an acquisition by an **investment vehicle** is not a **reverse takeover** include transactions which are specifically contemplated by the investment strategy contained in its last report & accounts.

9.28 On the announcement of a **reverse takeover** (whether agreed or in contemplation), the **board** will suspend trading in the **issuer's securities** pending the admission to **OFEX** of the enlarged entity.

9.29 An **issuer** which has agreed a **reverse takeover** must:

(a) send an explanatory circular to its shareholders, which must contain such information as is reasonably required to assess the financial position and prospects of the **issuer** as enlarged by the acquisition;

(b) ensure that the acquisition is conditional on the approval of its shareholders at general meeting; and

(c) announce and notify to **OFEX** the outcome of the shareholder meeting.

9.30 If the **issuer**, as enlarged by the acquisition, wishes to seek admission to **OFEX**, it must make a fresh application in the manner set out in Chapter 8. For the avoidance of doubt, a further application fee is required. If the application is not successful, then the **OFEX securities** of the **issuer** shall be withdrawn by **OFEX** and the admission agreement shall be terminated.

Board Changes

9.31 The **issuer** must announce any board changes as soon as possible and in any event within two (2) **business days** of the change becoming effective.

9.32 The **issuer** must ensure that any new director completes, signs and returns (via the **issuer**) a "Declaration of a director's business activities in respect of an admission to **OFEX**" to the **board** within ten (10) business days of the appointment.

Change of Advisers

9.33 An **issuer** must ensure that the **board** is kept informed as to the identity of advisers it uses, in particular:

(a) Where an **issuer** has appointed a **corporate adviser** under the requirements of **rule** 8.14, **rule** 8.18 or **rule** 9.2(a), the **board** must be advised of an intention to change **corporate adviser** and of the identity of the **issuer's** new **corporate adviser**, not less than seven (7) days in advance of the change becoming effective.

(b) Where an **issuer** has chosen to appoint professional advisers including **corporate advisers** (except where required to do so by the **rules**), then the **board** must be informed by the **issuer** of any changes to the advisers appointed as soon as the change occurs.

Shareholding Notifications

9.34 The **issuer** must announce details of any **substantial shareholdings** and any information disclosed to it under sections 198 to 208 of the **Companies Act** or obtained by it pursuant to section 212 of that Act no later than the next **business day** after receiving such notification. The information required is set out in Figure 9.

Private companies and overseas companies must announce equivalent information known to them.

Figure 9 - Substantial shareholding announcements

Details of the announcement	The announcement should contain the following:
	name;
	date of transaction;
	resultant total owned or controlled where the person has a notifiable interest (also expressed as a percentage of the current issued voting share capital of the **issuer**) or a statement that the person no longer has a notifiable interest.
	Issuers may provide up to ten (10) lines of text by way of explanation.

Directors' Shareholdings

9.35 All dealings by directors of **issuers** in **OFEX securities** of that **issuer** must be transacted through the **OFEX market** in accordance with rule 9.64, unless permission has been obtained from the **board** in advance.

9.36 An **issuer** must announce any information disclosed under sections 324 to 329 of the **Companies Act** as soon as it becomes aware of such information. Overseas **issuers** must announce equivalent information known to them. The **board** will publish changes to directors' shareholdings. Guidance on the contents of directors' shareholding announcements is given in Figure 10.

Figure 10 - Directors' shareholding announcements

The pro-forma for shareholding announcements requires disclosure of all of the following:

- name;
- date of transaction;
- price;
- whether shares bought or sold;
- number and class of shares dealt*; and
- resultant total owned or controlled*.

* Items marked thus will also be required to be shown as a percentage of the current issued voting share capital of the **issuer**. **Issuers** may provide up to ten (10) lines of text by way of explanation.

Issues of Securities (Disclosures)

General

9.37 The proposed issue by the **issuer** of **securities** not ranking *pari passu* in all respects with **securities** already admitted to trading on the **OFEX market** must be notified to the **board** at least three (3) **business days** in advance to enable the necessary preparations for the start of trading to be made. Subject to this (and to comply with **rules** 8.11 and 8.12), on the day the issue becomes public knowledge, rights issues, placings, entitlement issues and offers for subscription or sale must be first notified to the **board** by way of an announcement containing at least the information set out in Figure 11.

Figure 11 - Share issue announcements

	R	P	E	O
Money (to be) raised and details of expenses payable	♦	♦	♦	♦
Minimum/maximum	✱	✱	✱	♦
No. of **securities** to be issued	♦	♦	♦	♦
Price per unit	♦	♦	♦	♦
Reasons for the issue and proposed application of net proceeds	♦	♦	♦	♦
Timetable	♦	✱	♦	✱
Names of the placees where they hold 3% or more		♦		
Address from which documentation may be obtained	♦	♦	♦	♦

R = Rights Issue = Offer for sale/subscription

P = Placing ♦ = required ✱ = if applicable

E = Entitlement Issue

Issues Where a Prospectus or Private Placing Memorandum is Issued

9.38 In addition to the information required under **rule** 9.37 and in compliance with the **rules** generally and **rules** 8.11 and 8.12 (as applicable) in particular, information under the following headings (or appropriate negative statements) will be required to be produced in any prospectus or private placing memorandum:

(a) working capital statement in the terms set out in Chapter 8, on the basis that the minimum subscription is reached (if applicable);

(b) directors' past directorships in the last five (5) years;

(c) directors' past convictions;

(d) directors' past disqualifications from acting as a director;

(e) directors' bankruptcies or individual voluntary arrangements;

(f) directors' public criticisms;

(g) details of any companies which went into receivership, compulsory liquidation, creditors voluntary liquidation, administration or company voluntary arrangement where the director was a director of such a company at the time or within twelve (12) months preceding such event;

(h) payments to promoters in the previous two (2) years or fees or any benefit provided to any other persons in the last year (excluding trade suppliers and professional advisers disclosed in the prospectus/private placing memorandum) in the sum of £10,000 or more in cash or kind; and

(i) **substantial shareholders**.

9.39 If illustrative financial projections appear, confirmation from the **issuer's** auditors in the terms set out in **rule** 8.15(c) must be included.

9.40 A statement must also be included on the front page of the prospectus or memorandum that "*the OFEX market is a market operated by OFEX plc*" and that "*no application has been made for admission to AIM or the Official List of the United Kingdom Listing Authority*".

Rights Issues

9.41 All **issuers** must announce the terms and a full timetable in respect of a rights issue on its day of announcement. The following are required:

(a) record date;

(b) date of posting provisional allotment letters;

(c) last date for splitting (nil paid);

(d) acceptance date;

(e) last date for splitting (fully paid);

(f) last date for registration of renunciations; and

(g) date of posting certificates.

9.42 Only rights issues which provide a tradeable, renounceable allotment letter will be acceptable.

9.43 Any extension of a rights issue timetable should be announced immediately. An announcement of the results of a rights issue must be made within five (5) **business days** of its close.

Other Issues of Securities and Issues under Share Schemes

9.44 An issue of **securities** not previously covered requires an announcement to the **board** for publication on **Newstrack** stating the number of **securities** issued, the amount raised, to whom the **securities** were issued, the price per **security**, the reasons for the issue and proposed application of the proceeds. In the case of issues under share option schemes previously approved by shareholders, notification may be made at least once every three (3) months of issues made in the previous three (3) months.

Issues of a New Class of Security

9.45 Where an **issuer** wishes to have a new class of **security** traded on the **OFEX market** the procedure set out below must be followed. The following documents must be submitted to the **applications manager** by the **corporate adviser**:

(a) a copy of the announcement in respect of the new class of **security**;

(b) a request by the **corporate adviser** for the new class of **security** to be traded on the **OFEX market**;

(c) documentation detailing the terms of the issue. For example, for the issue of a new debt security, a copy of the trust deed;

(d) confirmation as to whether or not settlement will take place through **CREST**; and

(e) a cheque payable to "**OFEX plc**" in respect of the additional **security** application fee.

9.46 The **applications manager** will check that the documentation is complete and satisfactory and then obtain **ISIN codes**. The **applications manager** will then inform the **corporate adviser** of the first day of dealing.

Additional Requirements

9.47 The **board** reserves the right to require additional information (whether publicly disclosed or not) to satisfy itself that appropriate standards are met in the circumstances of the particular issue.

Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close

Contact Details

Tridelta plc

Company Offices and Contacts

Company Address	21 Quinsboro Road Bray Co Wicklow Ireland
Directors	S Henneberry, N-E Chr; B T Hett, CE & Co Sec; K Walshe; P R Torgerson, N-E; B Flavin, N-E;
Telephone	00 353 1 276 5105
Investor Contact Name	Mr B T Hett
Investor Contact Phone	00 353 1 276 5105
Investor Contact Fax	00 353 1 276 5106
Investor Contact E-Mail	corporate@trideltaplc.com
Website	www.trideltaplc.com

Corporate Adviser and Registrar

Corporate Adviser	Acorn Corporate Finance Ltd
Registrar	Capita Corporate Registrars (Dublin)

Print this page Refresh this page

Prices supplied by registered OFEX market makers

All other company data is supplied and issued by Tridelta plc

FMLX Technology Design by Footprint Media

Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close

Company Profile

Tridelta plc

Market Data

Symbol	Bid Price	Offer Price	Mid Price Change	Cncy Code	Ann	Vol	Last Traded	Low	High
TRD	53.00	58.00	0.00	GBX		0	23/07/2004	55.00	65.50

Trade Date	Trade Time	Price	Volume	Type	Consideration	Conditions
23/07/2004	11:53:39	55.00	4,000	O	2,200.00	
16/07/2004	11:57:54	57.01	1,000	O	570.10	

Market Information

Company Name	Tridelta plc
Mid Price	55.50
OFEX Status	Live
Market Cap	3.09 (M)
Start/Issue Price	60.00
Start Date	04/08/2003
ISIN	IE0033216122
Par Value	EUR0.10
Class of Security	Ord
Symbol	TRD
Currency Code	GBX
Settlement Type	CREST
Shares In Issue:	5,570,193
Activities	Development, production and sale of veterinary diagnostic products
Sector	Pharmaceuticals & Biotechnology
Market Makers	J P Jenkins Ltd Winterflood Securities Ltd Hoodless Brennan & Partners plc Teather & Greenwood Ltd
Additional Notes	

Business Description

TRIDELTA PLC NEWSTRACK OFEX PROFILE 20/09/2004

The company specialises in the development, manufacturing and marketing of diagnostic products for the animal health care industry.

The company has commercialised five technologies to date with its "phase" range of Acute Phase Protein Assays, which are indicators of the presence of an inflammatory infection, detected in the blood before the animal shows any physical signs of ill health. Species of specific interest include: cattle, horses, sheep, cats, dogs, pigs and rodents.

An agreement has been signed with a major retailer to evaluate the company's products to monitor the health and status of the animals on its supplier farms and during transportation.

An agreement has been signed with a leading veterinary diagnostic company, to develop a range of tests for a new analyser for use by veterinary surgeons in private practice.

Developments are underway for a prototype of a patented protein, designated as "MAA", which allows the implementation of "on the farm" detection of bovine mastitis, which is a common disease that effects the mammary gland of the cow and reduces the value of the milk produced.

Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close

News

Tridelta plc

News Story

Previous Next

Tridelta plc - Start of Trading on OFEX

Tridelta plc Newstrack Announcements 04/08/2003

TRIDELTA PLC
("TRIDELTA" OR "THE COMPANY")

DEALINGS COMMENCE 4TH AUGUST 2003 AND
LARGE CONTRACT SIGNED FOR CANINE ACUTE PHASE PROTEIN

Tridelta plc, the Irish based Company that develops, manufactures and markets diagnostic products for the animal health care industry, announced today that dealings in the Company's Ordinary Shares have started on OFEX.

The Company is pleased to announce that it has achieved its minimum subscription under the Offer and now has 5,165,193 ordinary shares in issue. Acorn Corporate Finance is corporate advisor to the float.

The Company will use the EUR600,000 raised to develop and expand existing product lines to increase business with major pharmaceutical companies and research institutions around the world. Tridelta will also seek to commercialise its new Acute Phase Protein, Mammary Associated Amyloid A (MAA) for "on the farm" diagnosis of Bovine Mastitis, which is a common disease that affects the mammary gland of the cow, reducing the quantity and quality of the milk produced. The disease is estimated to cost farmers in Europe and the USA approximately $6 billion per annum.

As a part of the Company's growth strategy, Tridelta will seek opportunities to increase the market for its Acute Phase Protein range of tests that monitor the health and welfare of the animals before they show any physical signs of ill health. In line with their strategy, the Company is pleased to announce that the University of Glasgow Veterinary School will be using Tridelta's Canine CRP Phase(TM) and Blood Haptoglobin Phase(TM) proteins as routine tests for early stage detection of disease in dogs. These two acute phase proteins show complementary responses to disease, so that a combination of their measurement is likely to provide valuable diagnostic information to improve the health and welfare of dogs throughout the world.

Brian Hett, CEO of Tridelta plc said: "We have successfully completed our admission to OFEX and are delighted with the response from the University. We anticipate that the tests will soon become a major component of health checks for the canine population."

Professor David Eckersall, University of Glasgow Veterinary School said: "The tests have great potential to be of major value in monitoring the health of dogs and could become standard practice within the next few years."

The Directors of Tridelta plc accept responsibility for this announcement.

-Ends-

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT	TRIDELTA PLC	+ 353 872 497789
MIKE WORT / GEMMA SMITH	BEATTIE FINANCIAL	+ 44 207 398 3300
HARRY DUTSON	ACORN CAPITAL	+ 44 870 122 5420

Source: Newstrack Service

Profile Contact Details News Fundamentals Reports and Accounts Charts Add to Portfolio Close

News

Tridelta plc

News Story **Previous** **Next**

Tridelta plc - Interim Results

Tridelta plc Newstrack Announcements 28/08/2003

TRIDELTA PLC
("TRIDELTA" OR "THE COMPANY")

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

Firstly, I would like to offer a warm welcome to all the new shareholders of Tridelta plc, following the completion of its Initial Public Offering on the OFEX market on 4th August 2003. The Company successfully raised EUR600,000 at the time of the IPO, which allows Tridelta to develop new products and concentrate more resources on the commercialisation of its existing products into new markets.

The half year results are in line with expectations with marginally lower sales figures than anticipated being more than compensated for by significantly lower than budgeted expenses, resulting in reduced losses against the plan.

The sales of our Acute Phase Proteins assays continue to grow with an important new contract with University of Glasgow Veterinary School who are introducing Tridelta's Canine CRP PhaseTM and Blood Haptoglobin PhaseTM protein assays as routine tests for early stage detection of disease in dogs. These two acute phase proteins show complementary responses to disease, so that a combination of their measurement will provide valuable diagnostic information to improve the health and welfare of dogs throughout the world. The Company is working on similar contracts with other centres of excellence and hopes to make more announcements in this respect in the near future.

A significant proportion of the money raised will be used to continue the development of its range of novel Mastitis diagnostics including an "in-line" diagnostic system being developed with Sensortec, a major player within the robotic milking machine market, for the use in large automated milking parlours.

Tridelta is also on plan with its partnership with Scil GmbH, one of the largest veterinary diagnostic companies in the world, to develop an "in surgery" diagnostic system for the veterinary practice. The Company has successfully delivered three assays developed for this system and together with Scil is working on others to expand the current range.

I am confident that with the funding generated by the flotation in place our product development programme will now gain the momentum required to bring these new products to market in the coming year. With respect to the current product range, the additional working capital raised and the higher corporate profile generated by our presence on OFEX will enable us to actively pursue market share growth and add value for shareholders.

On behalf of the Board of Directors we thank our shareholders for the confidence and trust they have placed in us.

Sean Henneberry
Chairman
Tridelta plc

	PROFIT & LOSS ACCOUNTS TRIDELTA PLC FOR THE SIX MONTHS ENDED 30TH JUNE 2003 UNAUDITED EUR	PROFIT & LOSS ACCOUNTS TRIDELTA DEVELOPMENT LTD FOR THE TWELVE MONTHS ENDED 31ST DECEMBER 2002 AUDITED EUR
TURNOVER	279435	481813
Cost of Sales	-87887	-123979
GROSS PROFIT	191548	357834
Staff Costs	-189992	-325942
Depreciation and Amortisation	-15475	-46539
Other Operating Charges	-171572	-268229
OPERATING LOSS	-185491	-282876
Interest Payable & Similar Charges	-1562	-6861
Dividends		-19102

LOSS FOR THE PERIOD	-187053	-308839
Prior Year Adjustment		-122375
Retained Earnings	-187053	-431214
Loss per Ordinary Share	(3.6c)	

NOTES

1 As a result of the group reconstruction undertaken prior to the flotation of the Company, the directors have not presented comparative figures for the interim financial information.

2 The operating losses for the periods arise from Tridelta's continuing operations.

3 No separate Statement of Total Recognised Gains and Losses has been presented as all such gains and losses have been dealt with in the Profit and Loss Account.

4 Loss per share has been calculated by dividing the loss on ordinary activities after taxation by the number of shares in issue following the flotation.

TRIDELTA PLC
BALANCE SHEET AS AT 30TH JUNE 2003

	CONSOLIDATED BALANCE SHEET UNAUDITED EUR
FIXED ASSETS	
Intangible Assets	625,337
Tangible Assets	84,223
Investments	420
	709,980
CURRENT ASSETS	
Stocks	89,177
Debtors	220,214
Cash at Bank	1,530
	310,921
CURRENT LIABILITIES	
Other Creditors due within one year	-589,881
	-589,881
TOTAL ASSETS LESS CURRENT LIABILITIES	431,020
Creditors due over one year	-15,254
	415,766
CAPITAL & RESERVES	
Called-up Share Capital	
Ordinary Shares	443,939
Share Premium Account	166,468
Profit & Loss Account	-258,128
Shareholders' Funds	352,279
Minority Interests	63,487
	415,766

Since the balance sheet date the Tridelta plc has completed its public offering raising Euro 616,929 by issuing 725,799 Ordinary Shares. On 4 August 2003 the Company floated on the OFEX market.

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

Source: Newstrack Service

Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close

News

Tridelta plc

News Story

Previous Next

Tridelta plc - Product Launch of Mastitis Test System

Tridelta plc Newstrack Announcements 17/09/2003

TRIDELTA UNVEILS NEW "ON-FARM" MASTITIS TEST SYSTEM AT THE NATIONAL AGRICULTURAL CENTRE

Tridelta plc, (OFEX: TRD) the Irish based veterinary diagnostics company that develops, manufactures and sells products for the animal healthcare industry has teamed up with Milk Testing Ltd to launch the first of its planned line of mastitis detection tests that can be used in milking parlours on the farm, using a novel sampling and testing system developed by Milk Testing Ltd.

This system is on display for the first time at the Royal Association of British Dairy Farmers, Dairy Event at the National Agricultural Centre, Stoneleigh Park. This event runs from September 17 to September 18 and the system can be viewed on the Milk Testing Ltd Stand (Stand 29, Hall 2).

Tridelta's newly discovered acute phase protein, Mammary Associated Amyloid A ("MAA") has been patented for use as a biological marker of Mastitis, a disease affecting the udders of milking cows which can lead to a serious loss in productivity if not identified and treated promptly. Mastitis is the major cause of financial loss for the dairy farmer as up to 40% of a herd can be affected clinically and sub-clinically at any one time. Mastitis is currently detected through identifying and counting Somatic Cells either from individual cows, or in the bulk milk tank. The Somatic Cell count is currently only performed in specialised laboratories and requires expensive automated equipment.

Tridelta is working in association with David Akerman, former dairy farmer and owner of Milk Testing Ltd to produce an "on-farm" system that will provide the farmer with a simple and accurate method of measuring the health of the herd. The system that has been developed and is on display for the first time is an automatic sampling system that can be used in virtually all parlours and is attached to the individual milk meters. The system consists of a device, which collects a milk sample from each individual cow after each milking. Compressed air enters the top of the device and delivers the milk sample down a pipe to the end of the parlour where it can be dispensed into a small laboratory pot for testing using Tridelta's MAA test.

The MAA test detects a protein found in milk only when inflammation occurs in the udder. It can detect an infection even before the SCC rises and clots appear in the milk, the usual method that experienced dairymen use to detect mastitis. If accepted widely, the MAA test could replace laboratory based SCC testing, which currently may take up to 72 hours to complete and report.

Brian Hett, CEO of Tridelta said: "We are delighted to be working with David on this innovative system that will use our test, I believe it could change the way farmers manage the productivity of their herd. We are now well advanced in our plans for commercialising our MAA assay and our plan is that the system will become widely available early next year."

-Ends-

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT	TRIDELTA PLC	+ 353 872 497789
MIKE WORT / GEMMA SMITH	BEATTIE FINANCIAL	+ 44 207 398 3300
HARRY DUTSON	ACORN CAPITAL	+ 44 870 122 5420

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

Source: Newstrack Service

Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close

News

Tridelta plc

News Story

Previous Next

Tridelta plc - Trading Update, etc.

Tridelta plc Newstrack Announcements 06/01/2004

TRADING UPDATE

After an initial review of its trading position following its year end the company anticipates the loss for the year to 31 December 2003 to be around that indicated in the Illustrative Financial Projections in the Prospectus issued prior to its flotation on OFEX. However, the revenues, while above those for 2002, will not be as high as those shown in the Illustrative Financial Projections, because of the delay in raising the funding.

The Company has appointed PWC as its auditors and expects to be able to announce its financial results by the end of March.

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT	TRIDELTA PLC	+ 353 1 276 5105
MIKE WORT	BEATTIE FINANCIAL	+ 44 207 398 3300
HARRY DUTSON	ACORN CAPITAL	+ 44 870 122 5420

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

Source: Newstrack Service

Print this page Refresh this page

Profile Contact Details News Fundamentals Reports and Accounts Charts Add to Portfolio Close

News

Tridelta plc

News Story **Previous** **Next**

Tridelta plc - Issue of Equity, etc

Tridelta plc Newstrack Announcements 12/01/2004

ISSUE OF FURTHER EQUITY

Tridelta plc announces the it has placed 360,000 new shares raising a sum of GBP216,000 (Euro 310,350) before expenses.

The funds will be used for working capital and to undertake business development activities including the evaluation of potential acquisition opportunities which have arisen since the Company's admission on OFEX. If this strategy develops successfully the company may consider a move to the Alternative Investment Market (AIM).

Following the issue the Company has 5,525,193 shares in issue of which the Board Members have an interest in 36.02%

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT	TRIDELTA PLC	+ 353 872 497789
MIKE WORT	BEATTIE FINANCIAL	+ 44 207 398 3300
HARRY DUTSON	ACORN CAPITAL	+ 44 870 122 5420

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

Source: Newstrack Service

Print this page Refresh this page

Profile Contact Details News Fundamentals Reports and Accounts Charts Add to Portfolio Close

News

Tridelta plc

News Story

Previous Next

Tridelta plc - Holding(s) in Company

Tridelta plc Newstrack Announcements 12/01/2004

SUBSTANTIAL HOLDING

As a result of the equity issue announced on 12 January 2004, and prior to the shares being sold on to their intermediate investors

Hoodless Brennan & Partners Plc

are interested in 360,000 shares being 6.25% of the issued share capital

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT	TRIDELTA PLC	+ 353 872 497789
MIKE WORT	BEATTIE FINANCIAL	+ 44 207 398 3300
HARRY DUTSON	ACORN CAPITAL	+ 44 870 122 5420

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

Source: Newstrack Service

Print this page Refresh this page

Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close

News

Tridelta plc

News Story

Previous Next

Tridelta plc - (Amendment) Issue of Equity, etc.

Tridelta plc Newstrack Announcements 14/01/2004

* ISSUER AMENDMENT TO ANNOUNCEMENT RELEASED AT 12:50PM 12/01/2004 *

- This announcement contains a correction and an update to that previously published -

ISSUE EQUITY - CORRECTION

The announcement made on the 12 January regarding the issue of equity should have said that the company was intending to place 360,000 new shares raising a sum of GBP216,000 (Euro 310,350) before expenses. These shares have now been issued.

Following the issue the Company has 5,525,193 shares in issue of which the Board Members have an interest in 36.02%

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT	TRIDELTA PLC	+ 353 872 497789
MIKE WORT	BEATTIE FINANCIAL	+ 44 207 398 3300
HARRY DUTSON	ACORN CAPITAL	+ 44 870 122 5420

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

Source: Newstrack Service

Print this page Refresh this page

Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close

News

Tridelta plc

News Story

Previous Next

Tridelta plc - Issue of Equity, etc.

Tridelta plc Newstrack Announcements 02/03/2004

ISSUE OF EQUITY

Further to the recent announcements on the issue on new equity and to meet demand for the company's shares a further 11,666 shares have been placed raising GBP7,000. This takes the total number of new shares issued in this funding round to 371,666 and the proceeds before expenses to GBP223,000.

As previously announced one of the uses of these funds is to allow the evaluation of potential acquisition candidates following which it would be the Company's intention to seek an AIM Listing. Tridelta has already identified a number of possible candidates which will allow the Company to expand its product range to include human diagnostics. This increase in the companies product range will lead to efficiencies in both production and distribution costs, along with providing a greater concentration of effort on sales and marketing.

The company has also been informed that following the shares issued to it being sold on to their intermediate investors, Hoodless Brennan & Partners Plc no longer has a notifiable interest in the company.

Following the issue the Company has 5,536,859 shares in issue of which the Board Members have an interest in 35.94%

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT	TRIDELTA PLC	+ 353 872 497789
MIKE WORT	BEATTIE FINANCIAL	+ 44 207 398 3300
HARRY DUTSON	ACORN CAPITAL	+ 44 870 122 5420

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

Source: Newstrack Service

Print this page Refresh this page

Profile | Contact Details | News | Fundamentals | Reports and Accounts | Charts | Add to Portfolio | Close

News

Tridelta plc

News Story **Previous** **Next**

Tridelta plc - Issue of Equity, etc.

Tridelta plc Newstrack Announcements 02/04/2004

ISSUE OF EQUITY

The Company has issued a further 33,334 shares at 60p per share, to a private investor.

Following the issue the Company has 5,570,193 shares in issue of which the Board Members have an interest in 35.73%

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT	TRIDELTA PLC	+ 353 872 497789
MIKE WORT	BEATTIE FINANCIAL	+ 44 207 398 3300
HARRY DUTSON	ACORN CAPITAL	+ 44 870 122 5420

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

Source: Newstrack Service

Print this page Refresh this page

News

Tridelta plc

News Story

Tridelta plc - Launch of 'EquiTest-ES'

Tridelta plc Newstrack Announcements 19/04/2004

TRIDELTA PLC

TRIDELTA ANNOUNCE NEW EQUINE RAPID PREGNANCY TEST
"EQUITEST-ES" NOW AVAILABLE

Dublin, 19 April 2004

Tridelta PLC, the Dublin based veterinary diagnostics manufacturer today announced the introduction of a new, rapid pregnancy test for horses.
The simple rapid test uses a small drop of blood serum or plasma applied to a simple cassette type device to give an answer not only to the question of whether or not the mare is pregnant, but the unique test can also tell an owner whether or not the foal being carried is viable or not, allowing veterinary intervention if required at an early stage to safeguard, what in many cases, may be a very valuable mare.

As the test takes only 5-10 minutes to carry out and can be done "on-the-spot" with no need for sophisticated laboratory equipment and requires only 0.1 - 0.2mls of serum or plasma to be applied using the dropper provided, it is an ideal tool for use on the stud farm and by the vet when visiting a pregnant mare.

The test works by detecting Oestrone Sulphate, which is a steroid produced by the foetal-placental unit in all breeds of horses in response to viable pregnancy. This steroid can be detected by around 120 days of gestation, allowing confirmation of pregnancy. However, as Oestrone Sulphate is only produced by a viable pregnancy, the test serves not only to confirm pregnancy but can confirm that the foal is viable and developing within the womb: a large number of mares "slip" or lose the foal in this period of pregnancy which results in potential danger to the mare and also a lost opportunity to produce a healthy foal. The test can therefore be used to monitor the health of the developing foal right through to birth.

Commenting on the release of the new test, Tridelta CEO Brian Hett said; "Tridelta is delighted to be introducing this new test to the equine market. Initial trials of the test in laboratories have shown extremely high correlations between the results produced by the EquiTest-ES and sophisticated standard laboratory methods. We are sure that the test is going to prove a valuable tool to vets, owners and labs alike as they can now not only rapidly confirm pregnancy, but also have the benefit of being able to monitor the health of the developing foal right through to birth and can carry out the test on-the-spot if required."

The EquiTest-ES is available from Tridelta and selected Distributors in Europe and the USA. Please contact Tridelta on +353 1 2765105 or visit the website at http://www.trideltaltd.com for details.

For further information please contact:

Brian Hett	Tridelta plc	+ 353 872 497789
Mike Wort	Beattie Financial	+ 44 207 398 3300
Harry Dutson	Acorn Capital	+ 44 870 122 5420

The Directors of Tridelta plc accept responsibility for this announcement

Source: Newstrack Service

News

Tridelta plc

News Story Previous Next

Tridelta plc - Final Results/Notice of AGM

Tridelta plc Newstrack Announcements 26/05/2004

FINAL RESULTS & NOTICE OF AGM

The Chairman's statement accompanying the results to 31 December 2003 along with the audited P&L account and Balance Sheet are given below. Copies of the Accounts along with notice of the AGM which is to be held at Royal Hotel Bray Co Wicklow, Ireland on 9th July 2004 at 11:30 a.m. are being sent to shareholders

CHAIRMAN'S STATEMENT

The year 2003 has been a significant year for The Tridelta group. The Company completed its Initial Public Offering on the OFEX market and 2003 represented the first full year of group's (including Tridelta Development Ltd) activities.

The full year result for 2003 shows a turnover of EUR595,231 which represents an increase of 23.5% (over 2002 revenue for Tridelta Development Ltd). At the time of publishing our prospectus we had anticipated that the additional funding would allow us to further increase sales in 2003. There was however a delay in receiving the funding thereby preventing us putting the funds to work in time to see the benefits in 2003. However, I am pleased to say that the increase in sales has began to come through in early 2004 with sales at the end of April 2004 showing a 50% growth over the same period for 2003. Anticipating this delay in development of additional sales in 2003, the Group undertook a programme of prudent cost control measures resulting in the loss for the year being EUR382,491 (2002: EUR308,839, Tridelta Development Ltd); less than 20% over what was projected, which, I believe, highlights one of the company's strengths; good understanding and control over expenditure.

ACUTE PHASE PROTEINS
The sales of Acute Phase Protein assays continue to grow strongly, both with our own label product and through our successful Own Label Agreement with Biosource Inc in the US.

MASTITIS
The Company continues to develop the mastitis application of its proprietary MAA protein, and has teamed up with Milk Testing Ltd to launch the first of its planned line of mastitis detection tests that can be used in milking parlours on the farm, utilising a novel sampling and testing system developed by Milk Testing Ltd. This system was displayed for the first time at the Royal Association of British Dairy Farmers, Dairy Event at the National Agricultural Centre, and Stoneleigh Park in September 2003. Work also continues in the development of an on line system with another of the company's partners Sensortec, with initial trial results looking very promising.

ANIMAL WELFARE
The development of the application has been disappointing. Although the Company continues to work with Marks & Spencer plc on developing the protocol for application on the farm, establishing the trial protocol which will be required in order to begin large scale commercial development of testing in this area, is taking longer than anticipated.

SCIL
The Company has delivered the first batch of kits to SCIL in Germany in the early part of 2004 as part of our on going development agreement. Although the launch of the SCIL Vetlab instrument has been delayed until 2005, Tridelta has developed a range of kits which can be used on existing instrumentation which SCIL will begin marketing in 2004.

One of the major advantages of being a publicly traded Company is the increased ability to expand the Company by acquiring other companies or products. Through careful planning the Company has established an aggressive plan for significant additional expansion of Tridelta by a programme of acquisition. The first step in this plan was raising an additional GBP236,000 which was completed in February 2004. These additional funds will give the Company increased working capital and allow the company to investigate potential acquisition targets.

I am pleased to inform you that since raising these additional funds the

Company has successfully identified three potential acquisition targets and I hope in the very near future to be able to give you more details on these targets. However, I can tell you that if we move to the next step of this acquisition strategy, the Company will need to raise additional funds this will be undertaken alongside a possible move to the AIM market.

On behalf of the Board of Directors we thank our shareholders for the confidence and trust they have placed in us.

Sean Henneberry
Chairman
Tridelta plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 31 December 2003 EUR	Period 8 October to 31 December 2002 EUR
TURNOVER	595,231	104,818
Cost of sales	(193,512)	(58,751)
GROSS PROFIT	401,719	46,067
Administrative expenses	(806,424)	(160,356)
Amortisation of goodwill	(19,990)	(4,601)
Other operating income	45,000	-
OPERATING LOSS	(379,695)	(118,890)
Interest payable and similar charges	(2,796)	(1,569)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(382,491)	(120,459)
Tax on loss on ordinary activities	-	-
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION	(382,491)	(120,459)
RETAINED LOSS FOR THE YEAR	(382,491)	(120,459)
Retained loss brought forward	(120,459)	-
RETAINED LOSS CARRIED FORWARD	(502,950)	(120,459)
EARNINGS PER SHARE	(EURO.08)	(EURO.07)

CONSOLIDATED BALANCE SHEET

	As at 31 December 2003 EUR	As at 31 December 2002 EUR
FIXED ASSETS		
Tangible assets	76,492	73,417
Investment in associated undertaking	520	420
Intangible fixed assets	507,317	523,075
	584,329	596,912
CURRENT ASSETS		
Stocks	78,859	99,384
Debtors	234,900	155,546
Cash at bank and in hand	3,886	956
	317,645	255,886
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	(387,225)	(349,695)
NET CURRENT (LIABILITIES)	(69,580)	(93,809)
TOTAL ASSETS LESS CURRENT LIABILITIES	514,749	503,103
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	(8,812)	(24,343)
NET ASSETS	505,937	478,760
CAPITAL AND RESERVES		
Called up share capital	516,519	443,939
Share premium account	492,368	155,280
Profit and loss account	(502,950)	(120,459)
SHAREHOLDERS' FUNDS - EQUITY INTERESTS	505,937	478,760

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT	TRIDELTA PLC	+ 353 1 276 5105
MIKE WORT	BEATTIE FINANCIAL	+ 44 207 398 3300
HARRY DUTSON	ACORN CAPITAL	+ 44 870 122 5420

THE DIRECTORS OF TRIDELTA PLC ACCEPT RESPONSIBILITY FOR THIS ANNOUNCEMENT

Source: Newstrack Service

News

Tridelta plc

News Story **Previous** **Next**

Tridelta plc - Start of Trading on OFEX

Tridelta plc Newstrack Announcements 04/08/2003

TRIDELTA PLC
("TRIDELTA" OR "THE COMPANY")

DEALINGS COMMENCE 4TH AUGUST 2003 AND
LARGE CONTRACT SIGNED FOR CANINE ACUTE PHASE PROTEIN

Tridelta plc, the Irish based Company that develops, manufactures and markets diagnostic products for the animal health care industry, announced today that dealings in the Company's Ordinary Shares have started on OFEX.

The Company is pleased to announce that it has achieved its minimum subscription under the Offer and now has 5,165,193 ordinary shares in issue. Acorn Corporate Finance is corporate advisor to the float.

The Company will use the EUR600,000 raised to develop and expand existing product lines to increase business with major pharmaceutical companies and research institutions around the world. Tridelta will also seek to commercialise its new Acute Phase Protein, Mammary Associated Amyloid A (MAA) for "on the farm" diagnosis of Bovine Mastitis, which is a common disease that affects the mammary gland of the cow, reducing the quantity and quality of the milk produced. The disease is estimated to cost farmers in Europe and the USA approximately $6 billion per annum.

As a part of the Company's growth strategy, Tridelta will seek opportunities to increase the market for its Acute Phase Protein range of tests that monitor the health and welfare of the animals before they show any physical signs of ill health. In line with their strategy, the Company is pleased to announce that the University of Glasgow Veterinary School will be using Tridelta's Canine CRP Phase(TM) and Blood Haptoglobin Phase(TM) proteins as routine tests for early stage detection of disease in dogs. These two acute phase proteins show complementary responses to disease, so that a combination of their measurement is likely to provide valuable diagnostic information to improve the health and welfare of dogs throughout the world.

Brian Hett, CEO of Tridelta plc said: "We have successfully completed our admission to OFEX and are delighted with the response from the University. We anticipate that the tests will soon become a major component of health checks for the canine population."

Professor David Eckersall, University of Glasgow Veterinary School said: "The tests have great potential to be of major value in monitoring the health of dogs and could become standard practice within the next few years."

The Directors of Tridelta plc accept responsibility for this announcement.

-Ends-

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN HETT	TRIDELTA PLC	+ 353 872 497789
MIKE WORT / GEMMA SMITH	BEATTIE FINANCIAL	+ 44 207 398 3300
HARRY DUTSON	ACORN CAPITAL	+ 44 870 122 5420

Source: Newstrack Service

News

Tridelta plc

News Story

Previous

Tridelta plc - Introduction of New Test

Tridelta plc Newstrack Announcements 31/08/2004

TRIDELTA INTRODUCES NEW SALMONELLA TEST FOR PIGS

Tridelta plc, (OFEX: TRD) the Irish based veterinary diagnostics company that develops, manufactures and sells products for the animal healthcare industry, is pleased to announce a significant addition to its range of high quality, animal welfare orientated diagnostic tools. The Company has just announced the release of a new ELISA-based diagnostic assay for use in the detection of various Salmonella species in pigs.

The new test is being introduced following extensive independent scientific evaluation of its performance, the results of which show that the Company has developed a new test which correlates to the highest international reference standards available.

Tracking Salmonella infection through the food chain is a major target of food safety control procedures. Of particular importance is the detection of Salmonella infections in pig herds, as the disease can be transmitted rapidly through a herd from an infected source by oral exposure regardless of the conditions under which the pigs are reared. This results in economic losses to the pig industry as a result of sick animals not gaining weight economically and also represents a major potential source of infection being introduced into the human food chain. A recent publication (Dr Paul Blanchard, et al) estimated the cost to the EU economy of Salmonella at EUR 2 billion per annum.

Salmonella testing has gained in significance in recent years following many large scale health scares as a result of contaminated products, especially pork, entering the food chain undetected. The purpose of the new test is to prevent such outbreaks and increase food safety by identifying infected animals at the point of slaughter and allowing preventative programmes to be implemented to reduce infection levels.

A new EC directive which will be mandatory by 2007 requires that Salmonella screening of all pig herds must be performed by member states. Currently, in Denmark, which has a significant pig production industry and has had a Salmonella testing programme in place for some time, approximately 600,000 Salmonella tests are performed annually on a pig population of approximately 25 million. The experience in Denmark, where surveillance was introduced in 1993, is that infection levels have reduced from 4% to around 0.7% and have remained consistently below this level subsequently. Across Europe therefore, with an estimated total pig population of over 200 million, by extrapolating from the Danish model, the potential European market for Salmonella testing would be a minimum of 4 million tests per annum. With a pig population in excess of 100 million in the USA, the opportunity for further significant market expansion is apparent.

Although there are competitive tests available, Tridelta believes that the introduction of this new Salmonella assay coupled with the company's unique range of Acute Phase Protein assays, offers a comprehensive range of leading edge biological assays for monitoring animal welfare at all stages of meat production, giving the Company a significant marketing advantage in this field.

Commenting on the introduction of the new Salmonella test, Brian Hett, CEO of Tridelta said:

"It has taken us just 12 months to develop, validate and introduce this new test for a market that is now set to grow dramatically with the adoption of the new EC directive. Already we are seeing European Governments publishing tenders for

this test to monitor the prevalence of Salmonella in their respective national herds and we confidently expect to gain a significant share of this new market."

For further information please contact:

Brian Hett	Tridelta plc	+ 353 1 2765105
Mike Wort / John Moriarty	Beattie Financial	+ 44 207 398 3300
Harry Dutson	Acorn Capital	+ 44 870 122 5420

The Directors of Tridelta plc accept responsibility for this announcement

Source:

TRIDELTA DEVELOPMENT LIMITED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2000

TRIDELTA DEVELOPMENT LIMITED
REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2000

CONTENTS | **PAGE**

The following pages do not form part of the Statutory Financial Statements.

TRIDELTA DEVELOPMENT LIMITED
DIRECTORS AND OTHER INFORMATION
FOR THE YEAR ENDED 31 DECEMBER 2000

BOARD OF DIRECTORS	Mr. Brian Hett Mr. Paul Torgerson Mr. Kieran Walshe Mr. David O'Flynn (Appointed 14 June 2000) Mr. Sean Henneberry (Appointed 18 July 2000)
COMPANY SECRETARY	Mr. Brian Hett
REGISTERED OFFICE	90 Upper Georges Street Dun Laoghaire Co. Dublin
MAIN BUSINESS ADDRESS	48 Main Street Bray Co. Wicklow
REGISTERED AUDITORS	HAMILL SPENCE O'CONNELL Registered Auditors 90 Upper George's Street Dun Laoghaire Co. Dublin
PRINCIPAL BANKERS	Bank of Ireland Bray Co. Wicklow

TRIDELTA DEVELOPMENT LIMITED
DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2000

The directors submit their report together with the audited financial statements for the year ended 31 December 2000.

Principal activity

The principal activity during the year was the manufacture of animal diagnostic kits .

Review of the business and future developments

The results for the year are given on page 5. There are no future developments envisaged which would materially affect the nature and level of the Company's activities.

Important Events since the year end

There have been no significant events affecting the company since the year end.

Results and dividends

	IR£
(Loss) before Taxation for the Financial year	(206,891)
Taxation:	-
(Loss) after Taxation for the Financial year	(206,891)

Directors

The directors who served during the year had a beneficial interest at the end of the year in the shares of the company as follows:

		31/12/2000	31/12/1999
Mr. Brian Hett	Ordinary Shares of IR£1 each	7,725	7,725
Mr. Paul Torgerson	Ordinary Shares of IR£1 each	763	725
Mr. Kieran Walshe	Ordinary Shares of IR£1 each	6,891	6,891
Mr. David O'Flynn	Ordinary Shares of IR£1 each	-	-
Mr. Sean Henneberry	Ordinary Shares of IR£1 each	-	-

Safety, Health and Welfare at Work Act 1989

The Directors are aware of their obligations under the said Act and are satisied that it meets its requirements.

TRIDELTA DEVELOPMENT LIMITED
DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2000

Statement of Directors Responsibilities

Company law requires the directors to prepare the financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the results of the company for that period.
In preparing those financial statements, the directors are required to:

(i) select suitable accounting policies and then apply them consistently;

(ii) make judgements and estimates that are reasonable and prudent;

(iii) prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements have been properly prepared in accordance with Companies Acts 1963 to 1999. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Registered Auditors

Hamill Spence O'Connell will be re-appointed in accordance with Section 160(2) of the Companies Act, 1963.

Signed on behalf of the Board

Mr. Brian Hett

Director

12 June 2001

Mr. Kieran Walshe

Director

AUDITORS' REPORT
TO THE MEMBERS OF
TRIDELTA DEVELOPMENT LIMITED

We have audited the financial statements on pages 5 to 13 which have been prepared under the historical cost convention and the accounting policies set out on page 7 .

Respective responsibilities of directors and auditors

As described on page 3, the company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2000 and of its results for the year then ended and give, in the requisite manner, the information required by the Companies' Acts, 1963 to 1999.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The financial statements are in agreement with the books of account.

In our opinion the information in the directors' report on pages 2 and 3 is consistent with the financial statements.

The net assets of the company, as stated on the balance sheet on page 6, are not more than half of the amount of its called up share capital and, in our opinion, on that basis there did exist at 31 December 2000 a financial situation which under Section 40(1) of the Companies' (Amendment) Act 1983 would require the convening of an extraordinary general meeting of the company.

Hamill Spence O'Connell

12 June 2001

HAMILL SPENCE O'CONNELL
Registered Auditors
90 Upper George's Street
Dun Laoghaire
Co. Dublin

TRIDELTA DEVELOPMENT LIMITED
PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2000

	Notes	2000 IR£	1999 IR£
TURNOVER	1	185,765	82,764
COST OF SALES		(57,117)	(12,633)
GROSS PROFIT		128,648	70,131
Administration Costs		(337,163)	(273,701)
OPERATING PROFIT		(208,515)	(203,570)
Interest receivable and other income	3	3,655	-
Interest payable and similar charges	4	(2,031)	(1,131)
(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION	5	(206,891)	(204,701)
Taxation on ordinary activities		-	-
(LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION		(206,891)	(204,701)
(LOSS) FOR THE FINANCIAL YEAR		(206,891)	(204,701)
PROFIT AND LOSS ACCOUNT BROUGHT FORWARD		(248,490)	(43,789)
RETAINED (DEFICIT) CARRIED FORWARD		(455,381)	(248,490)

There were no gains or losses other than as outlined above and, therefore, no separate Statement of Recognised Gains and Losses has been prepared.

These financial statements, which include the accounting policies and notes, were approved by the Board of Directors on 12 June 2001 .

Mr. Brian Hett

____

Director

Mr. Kieran Walshe

____

Director

TRIDELTA DEVELOPMENT LIMITED
BALANCE SHEET
AS AT 31 DECEMBER 2000

	Notes	2000 IR£	1999 IR£
FIXED ASSETS			
Intangible assets	6	71,813	-
Tangible assets	7	53,235	58,634
Financial assets	8	331	-
		125,379	58,634
CURRENT ASSETS			
Stocks	9	31,914	17,795
Debtors	10	159,195	29,256
Cash at bank and in hand		104,197	11,474
		295,306	58,525
CREDITORS (amounts falling due within one year)	11/12	(81,400)	(21,018)
NET CURRENT ASSETS		213,906	37,507
TOTAL ASSETS LESS CURRENT LIABILITIES		339,285	96,141
CREDITORS (amounts falling due after more than one year)	13	(21,117)	(35,601)
NET ASSETS EMPLOYED		318,168	60,540
CAPITAL AND RESERVES			
Called up share capital	14	530,451	80,232
Share premium account	15	243,098	228,798
Profit and loss account		(455,381)	(248,490)
SHAREHOLDERS' FUNDS - ALL EQUITY		318,168	60,540

These financial statements, which include the accounting policies and notes, were approved by the Board of Directors on 12 June 2001 .

Mr. Brian Hett

____

Director

Mr. Kieran Walshe

____

Director

TRIDELTA DEVELOPMENT LIMITED
ACCOUNTING POLICIES
FOR THE YEAR ENDED 31 DECEMBER 2000

Accounting Policies

The significant Accounting Policies adopted by the company are as follows:

Historical Cost Convention

The financial statements are prepared under the historical cost convention.

Intangible Fixed Assets

Intangible fixed assets consists of Licenses and Patents and are stated at cost.

Provision is made for amortisation on intangible assets at rates calculated to write off the cost over the life of the License Agreements on a straight line basis.

Tangible Fixed Assets

All tangible fixed assets are stated at cost.

Provision is made for depreciation on tangible assets at rates calculated to write off the cost or valuation, less estimated residual value, of each asset over its expected useful life on a straight line basis as follows:

Equipment	15	% per annum
Office Equipment	20	% per annum
Fixtures & Fittings	15	% per annum

Stocks

Stocks are valued on the first-in, first-out basis, at the lower of cost and net realisable value. Cost represents invoice price. Net realisable value represents estimated net selling price, less all costs of completion and sale.

Cash Flow Statements

The company has availed of the exemption in Financial Reporting Standard 1 'Cash Flow Statements' in relation to small companies and on that basis has not produced a Cash Flow Statement.

Foreign Currencies

Transactions denominated in foreign currencies relating to revenues, costs and non-monetary assets are translated in to Irish Pounds at the rates of exchange ruling on the dates on which the transactions occurred.

Monetary assets and liabilities denominated in foreign currencies are translated into Irish Pounds at the rates of exchange ruling at the balance sheet date. The resulting profits or losses are dealt with in the profit and loss account.

Pension Costs

Retirement benefits to the executive director are funded by contributions from the company. Payments are made to a pension trust which is financially separate from the company.

1. TURNOVER

Turnover comprises the invoiced value of goods supplied by the company, exclusive of trade discounts and value added tax.

2. EMPLOYEE INFORMATION

The average number of persons employed by the company during the year was as follows:

	2000	1999
Managing	2	2
Administrative and distribution	4	2
Production	4	3
	10	7

The cost incurred in respect of these employees were:

	2000 IR£	1999 IR£
Wages and salaries	184,921	105,803
Social welfare costs	11,205	3,467
Pension costs	8,762	7,002
	204,888	116,272

3. INTEREST RECEIVABLE AND OTHER INCOME

	2000 IR£	1999 IR£
Bank Interest Receivable	3,655	-
	3,655	-

4. INTEREST PAYABLE AND SIMILAR CHARGES

	2000 IR£	1999 IR£
Bank Loans, Overdrafts and Other Loans:		
Repayable by instalments within five years	1,295	701
Finance lease interest	736	430
	2,031	1,131

5. (LOSS) ON ORDINARY ACTIVITIES BEFORE TAX

	2000 IR£	1999 IR£
The (loss) on ordinary activities before taxation is stated after charging:		
Depreciation	23,307	12,938
Auditors' remuneration	1,500	1,200
Directors' remuneration	86,119	64,597
Directors' pension scheme	8,762	7,002
and after crediting:		
Grants receivable	90,013	-

6. INTANGIBLE FIXED ASSETS

	Licenses & Patents IR£
Cost:	
Additions	79,792
At 31 December 2000	79,792
Amortisation:	
Charge for year	7,979
At 31 December 2000	7,979
Net book value at 31 December 2000	71,813
Net book value at 31 December 1999	-

7. TANGIBLE FIXED ASSETS

	Equipment	Fixtures and Fittings	Total
	IR£	IR£	IR£
Cost:			
At 1 January 2000	70,600	2,103	72,703
Additions	9,881	48	9,929
At 31 December 2000	80,481	2,151	82,632
Depreciation:			
At 1 January 2000	13,754	315	14,069
Charge for year	15,005	323	15,328
At 31 December 2000	25,583	638	29,397
Net book value at 31 December 2000	51,722	1,513	53,235
Net book value at 31 December 1999	56,846	1,788	58,634
Historical cost at 31 December 2000	80,481	2,151	82,632

8. FINANCIAL FIXED ASSETS

	Listed	Unlisted	Total
	IR£	IR£	IR£
Cost:			
Additions	-	331	331
31 December 2000	-	331	331

The above investment represents 35% of the shareholding of Tri-Med Corporation. This company is incorporated in the United States and has a total issued share capital of 1,000 shares of $1 each.

9. STOCKS

	2000	1999
	IR£	IR£
Raw materials and consumables	31,914	17,795
	31,914	17,795

The replacement cost of stocks is not considered to be materially different from the balance sheet values.

10. DEBTORS

	2000 IR£	1999 IR£
Amounts falling due within one year:		
Trade debtors	66,615	27,221
Vat repayable	14,825	1,885
Prepayments and accrued income	77,755	150
	159,195	29,256

11. CREDITORS (amounts falling due within one year)

	2000 IR£	1999 IR£
Bank loans and overdrafts	28,429	-
Trade creditors	35,305	8,595
Obligations under finance leases	9,851	6,820
Taxation and social welfare (note 12)	4,255	3,353
Accruals	2,450	2,250
Other Creditors	1,110	-
	81,400	21,018

12. TAXATION AND SOCIAL WELFARE

The taxation creditor included in taxation and social welfare is made up as follows:are

	2000 IR£	1999 IR£
P.A.Y.E. and Social Welfare	4,255	3,353
	4,255	3,353

13. CREDITORS (amounts falling due after more than one year)

	2000 IR£	2000 IR£
Bank loans	17,397	21,929
Obligations under finance leases	3,720	13,672
	21,117	35,601

14. CALLED UP SHARE CAPITAL

AUTHORISED:	2000 IR£	1999 IR£
500,000 Ordinary shares of IR£1 each	500,000	950,000
450,000 'A'Ordinary shares of IR£1 each	450,000	
50,000 Preference shares of IR£1 each	50,000	50,000
500,000 Cumulative Redeemable Preference shares of IR£1 each	500,000	-
	1,500,000	1,000,000

ALLOTTED, CALLED-UP AND FULLY PAID:	2000 IR£	1999 IR£
Ordinary shares of IR£1 each	27,428	27,209
'A' Ordinary Share Capital of IR£1 each	3,023	3,023
Preference shares of IR£1 each	50,000	50,000
Cumulative Redeemable Preference shares of IR£1 each	450,000	-
	530,451	80,232

Options have been granted over 1,755 Ordinary Shares in the Capital of the company. In addition, the company has approved an Executive Share Option Scheme under which a maximum of 1,591 additional ordinary Shares may be issued in the Capital of the company.

15. SHARE PREMIUM

	2000 IR£	1999 IR£
Opening share Premium on ordinary shares of IR£1 each.	156,821	63,285
Share Premium on issue of 219 ordinary shares of IR£1 each.	14,270	93,536
	171,091	156,821
Opening Premium on 'A' Ordinary shares of IR£1 each.	71,977	-
Share Premium on issue of 'A' ordinary shares of IR£1 each.	-	71,977
	71,977	71,977
	243,098	228,798

16. LEASE COMMITMENTS

	2000 IR£	1999 IR£
Analysis of lease commitments in respect of:		
Finance leases and hire purchase agreements		
Payable - within one year	10,782	9,052
- between two and five years	3,720	13,672
	14,502	22,724

17. COMPARATIVES

Where necessary, comparative figures have been regrouped on a basis consistent with the current period.

TRIDELTA DEVELOPMENT LIMITED
SCHEDULE 1
FOR THE YEAR ENDED 31 DECEMBER 2000

	2000 IR£	1999 IR£
COST OF SALES		
Opening stocks	17,795	1,860
Purchases	46,044	17,702
Exchange Variation	3,651	5,451
Royalties	11,650	-
Freight	1,912	5,415
Depreciation:		
Licenses	7,979	-
Closing stocks	(31,914)	(17,795)
	57,117	12,633

This page does not form part of the statutory financial statements.

TRIDELTA DEVELOPMENT LIMITED
SCHEDULE 2
FOR THE YEAR ENDED 31 DECEMBER 2000

	2000	1999
	IR£	IR£
ADMINISTRATION COSTS		
Rent	8,006	4,668
Trade Insurances	5,635	2,953
Light and heat	406	305
Cleaning & Canteen	-	457
Repairs and maintenance	7,218	1,869
Wages and salaries	110,007	44,673
Directors' remuneration	86,119	64,597
Directors' pension scheme	8,762	7,002
Stationery, Printing and Postage	8,353	3,493
Advertising	13,724	9,774
R & D	61,390	62,469
Telephone	6,082	5,963
Motor expenses	6,529	6,873
Travelling expenses	44,988	29,893
Audit and accountancy	2,500	3,229
Legal and professional fees	33,587	5,318
Consultancy	7,250	609
Maynooth Expenses	-	5,521
Bank charges	679	13
Sundry expenses	613	1,084
Grants receivable	(90,013)	-
Depreciation:		
Fixtures & Fittings	323	315
Equipment	3,275	2,045
Office Equipment	11,730	10,578
	337,163	273,701

This page does not form part of the statutory financial statements.

RECEIVED
2004 SEP 29 A 11:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TRIDELTA DEVELOPMENT LIMITED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2001

TRIDELTA DEVELOPMENT LIMITED
REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2001

CONTENTS **PAGE**

The following pages do not form part of the Statutory Financial Statements.

TRIDELTA DEVELOPMENT LIMITED
DIRECTORS AND OTHER INFORMATION
FOR THE YEAR ENDED 31 DECEMBER 2001

BOARD OF DIRECTORS	Mr. Brian Hett Mr. Paul Torgerson Mr. Kieran Walshe Mr. Brian Flavin Mr. Sean Henneberry
COMPANY SECRETARY	Mr. Brian Hett
REGISTERED OFFICE	90 Upper Georges Street Dun Laoghaire Co. Dublin
MAIN BUSINESS ADDRESS	48 Main Street Bray Co. Wicklow
REGISTERED AUDITORS	HAMILL SPENCE O'CONNELL Registered Auditors 90 Upper George's Street Dun Laoghaire Co. Dublin
PRINCIPAL BANKERS	Bank of Ireland Bray Co. Wicklow

TRIDELTA DEVELOPMENT LIMITED
DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2001

The directors submit their report together with the audited financial statements for the year ended 31 December 2001.

Principal activity

The principal activity during the year was the manufacture of animal diagnostic kits .

Review of the business and future developments

The results for the year are given on page 5. There are no future developments envisaged which would materially affect the nature and level of the Company's activities.

Euro Issue

To date there has been no problems experiened with the Euro issue plan.

Important Events since the year end

There have been no significant events affecting the company since the year end.

Results and dividends

	IR£
(Loss) before Taxation for the Financial year	(131,250)
Taxation:	-
(Loss) after Taxation for the Financial year	(131,250)
Dividends	(22,500)
Retained (Loss) for the Financial year.	(153,750)

Directors

The directors who served during the year had a beneficial interest at the end of the year in the shares of the company as follows:

		31/12/2001	31/12/2000
Mr. Brian Hett	Ordinary Shares of IR£1 each	7,725	7,725
Mr. Paul Torgerson	Ordinary Shares of IR£1 each	763	763
Mr. Kieran Walshe	Ordinary Shares of IR£1 each	6,891	6,891
Mr. Brian Flavin	Ordinary Shares of IR£1 each	-	-
Mr. Sean Henneberry	Ordinary Shares of IR£1 each	-	-

Safety, Health and Welfare at Work Act 1989

The Directors are aware of their obligations under the said Act and are satisied that it meets its requirements.

TRIDELTA DEVELOPMENT LIMITED
DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2001

Statement of Directors Responsibilities

Company law requires the directors to prepare the financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the results of the company for that period.
In preparing those financial statements, the directors are required to:

(i) select suitable accounting policies and then apply them consistently;

(ii) make judgements and estimates that are reasonable and prudent;

(iii) prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements have been properly prepared in accordance with Companies Acts 1963 to 2001. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Registered Auditors

Hamill Spence O'Connell will be re-appointed in accordance with Section 160(2) of the Companies Act, 1963.

Signed on behalf of the Board

Mr. Brian Hett

Director

Date: 17 April 2002

Mr. Kieran Walshe

Director

AUDITORS' REPORT
TO THE MEMBERS OF
TRIDELTA DEVELOPMENT LIMITED

We have audited the financial statements on pages 5 to 13 which have been prepared under the historical cost convention and the accounting policies set out on page 7 .

Respective responsibilities of directors and auditors

As described on page 3, the company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2001 and of its results for the year then ended and give, in the requisite manner, the information required by the Companies' Acts, 1963 to 2001.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The financial statements are in agreement with the books of account.

In our opinion the information in the directors' report on pages 2 and 3 is consistent with the financial statements.

The net assets of the company, as stated on the balance sheet on page 6, are not more than half of the amount of its called up share capital and, in our opinion, on that basis there did exist at 31 December 2001 a financial situation which under Section 40(1) of the Companies' (Amendment) Act 1983 would require the convening of an extraordinary general meeting of the company.

HAMILL SPENCE O'CONNELL

HAMILL SPENCE O'CONNELL
Registered Auditors
90 Upper George's Street
Dun Laoghaire
Co. Dublin

Date: 17 April 2002

TRIDELTA DEVELOPMENT LIMITED
PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2001

	Notes	2001 IR£	2000 IR£
TURNOVER	1	319,876	185,765
COST OF SALES		(18,695)	(57,117)
GROSS PROFIT		301,181	128,648
Administration Costs		(431,505)	(337,163)
OPERATING PROFIT		(130,324)	(208,515)
Interest receivable and other income	3	629	3,655
Interest payable and similar charges	4	(1,555)	(2,031)
(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION	5	(131,250)	(206,891)
Taxation on ordinary activities		-	-
(LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION		(131,250)	(206,891)
(LOSS) FOR THE FINANCIAL YEAR		(131,250)	(206,891)
Dividends	6	(22,500)	-
RETAINED (LOSS) FOR THE FINANCIAL YEAR		(153,750)	(206,891)
PROFIT AND LOSS ACCOUNT BROUGHT FORWARD		(455,381)	(248,490)
RETAINED (DEFICIT) CARRIED FORWARD		(609,131)	(455,381)

There were no gains or losses other than as outlined above and, therefore, no separate Statement of Recognised Gains and Losses has been prepared.

These financial statements, which include the accounting policies and notes, were approved by the Board of Directors on 17 April 2002 .

Mr. Brian Hett

Director

Mr. Kieran Walshe

Director

TRIDELTA DEVELOPMENT LIMITED
BALANCE SHEET
AS AT 31 DECEMBER 2001

	Notes	2001 IR£	2000 IR£
FIXED ASSETS			
Intangible assets	7	71,631	71,813
Tangible assets	8	44,478	53,235
Financial assets	9	331	331
		116,440	125,379
CURRENT ASSETS			
Stocks	10	84,173	31,914
Debtors	11	128,272	159,195
Cash at bank and in hand		27,756	104,197
		240,201	295,306
CREDITORS (amounts falling due within one year)	12/13	(86,145)	(81,400)
NET CURRENT ASSETS		154,056	213,906
TOTAL ASSETS LESS CURRENT LIABILITIES		270,496	339,285
CREDITORS (amounts falling due after more than one year)	14	(6,078)	(21,117)
NET ASSETS EMPLOYED		264,418	318,168
CAPITAL AND RESERVES			
Called up share capital	15	580,451	530,451
Share premium account	16	243,098	243,098
Redeemable Loan Stock	17	50,000	-
Profit and loss account		(609,131)	(455,381)
SHAREHOLDERS' FUNDS - ALL EQUITY		264,418	318,168

These financial statements, which include the accounting policies and notes, were approved by the Board of Directors on 17 April 2002 .

Mr. Brian Hett

Director

Mr. Kieran Walshe

Director

TRIDELTA DEVELOPMENT LIMITED
ACCOUNTING POLICIES
FOR THE YEAR ENDED 31 DECEMBER 2001

Accounting Policies

The significant Accounting Policies adopted by the company are as follows:

Historical Cost Convention

The financial statements are prepared under the historical cost convention.

Intangible Fixed Assets

Intangible fixed assets consists of Licenses and Patents and are stated at cost.

Provision is made for amortisation on intangible assets at rates calculated to write off the cost over the life of the License Agreements on a straight line basis.

Tangible Fixed Assets

All tangible fixed assets are stated at cost.

Provision is made for depreciation on tangible assets at rates calculated to write off the cost or valuation, less estimated residual value, of each asset over its expected useful life on a straight line basis as follows:

Equipment	15	% per annum
Office Equipment	20	% per annum
Fixtures & Fittings	15	% per annum

Stocks

Stocks are valued on the first-in, first-out basis, at the lower of cost and net realisable value. Cost represents invoice price. Net realisable value represents estimated net selling price, less all costs of completion and sale.

Cash Flow Statements

The company has availed of the exemption in Financial Reporting Standard 1 'Cash Flow Statements' in relation to small companies and on that basis has not produced a Cash Flow Statement.

Foreign Currencies

Transactions denominated in foreign currencies relating to revenues, costs and non-monetary assets are translated in to Irish Pounds at the rates of exchange ruling on the dates on which the transactions occurred.

Monetary assets and liabilities denominated in foreign currencies are translated into Irish Pounds at the rates of exchange ruling at the balance sheet date. The resulting profits or losses are dealt with in the profit and loss account.

Pension Costs

Retirement benefits to the executive director are funded by contributions from the company. Payments are made to a pension trust which is financially separate from the company.

Research and Development

Research and Development costs are charged to the profit and loss account in the year in which the expenditure is incurred.

Government Grants

Revenue grants receivable are credited to the profit and loss account in the year in which the related expenditure is incurred.

TRIDELTA DEVELOPMENT LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2001

1. TURNOVER

Turnover comprises the invoiced value of goods supplied by the company, exclusive of trade discounts and value added tax.

2. EMPLOYEE INFORMATION

The average number of persons employed by the company during the year was as follows:

	2001	2000
Managing	2	2
Administrative and distribution	5	4
Production	5	4
	12	10

The cost incurred in respect of these employees were:

	2001 IR£	2000 IR£
Wages and salaries	232,461	184,921
Social welfare costs	10,193	11,205
Pension costs	9,095	8,762
	251,749	204,888

3. INTEREST RECEIVABLE AND OTHER INCOME

	2001 IR£	2000 IR£
Bank Interest Receivable	629	3,655
	629	3,655

4. INTEREST PAYABLE AND SIMILAR CHARGES

	2001 IR£	2000 IR£
Bank Loans, Overdrafts and Other Loans:		
Repayable otherwise than by instalments within five years	422	-
Repayable by instalments within five years	750	1,295
Finance lease interest	383	736
	1,555	2,031

TRIDELTA DEVELOPMENT LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2001

5. (LOSS) ON ORDINARY ACTIVITIES BEFORE TAX

	2001 IR£	2000 IR£
The (loss) on ordinary activities before taxation is stated after charging:		
Depreciation	25,380	23,307
Auditors' remuneration	3,157	2,500
Directors' remuneration	91,474	86,119
Directors' pension scheme	9,095	8,762
and after crediting:		
Grants receivable	29,714	90,013

6. DIVIDENDS

	2001 IR£	2000 IR£
Provision for preference share dividend	22,500	-
	22,500	-

7. INTANGIBLE FIXED ASSETS

	Licenses & Patents IR£
Cost:	
At 1 January 2001	79,792
Additions	8,663
At 31 December 2001	88,455
Amortisation:	
At 1 January 2001	7,979
Charge for year	8,845
At 31 December 2001	16,824
Net book value at 31 December 2001	71,631
Net book value at 31 December 2000	71,813

8. TANGIBLE FIXED ASSETS

	Equipment	Fixtures and Fittings	Total
	IR£	IR£	IR£
Cost:			
At 1 January 2001	80,481	2,151	82,632
Additions	7,717	61	7,778
At 31 December 2001	88,198	2,212	90,410
Depreciation:			
At 1 January 2001	28,759	638	29,397
Charge for year	16,203	332	16,535
At 31 December 2001	38,511	970	45,932
Net book value at 31 December 2001	43,236	1,242	44,478
Net book value at 31 December 2000	51,722	1,513	53,235

9. FINANCIAL FIXED ASSETS

	Listed	Unlisted	Total
	IR£	IR£	IR£
Cost:			
At 1 January 2001 and 31 December 2001	-	331	331

The above investment represents 35% of the shareholding of Tri-Med Corporation. This company is incorporated in the United States and has a total issued share capital of 1,000 shares of $1 each.

10. STOCKS

	2001	2000
	IR£	IR£
Raw materials and consumables	84,173	31,914
	84,173	31,914

The replacement cost of stocks is not considered to be materially different from the balance sheet values.

TRIDELTA DEVELOPMENT LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2001

11. DEBTORS

	2001 IR£	2000 IR£
Amounts falling due within one year:		
Trade debtors	107,330	66,615
Vat repayable	20,792	14,825
Prepayments and accrued income	150	77,755
	128,272	159,195

12. CREDITORS (amounts falling due within one year)

	2001 IR£	2000 IR£
Bank loans and overdrafts	5,659	28,429
Trade creditors	43,108	35,305
Obligations under finance leases	4,704	9,851
Taxation and social welfare (note 13)	5,557	4,255
Accruals	3,507	2,450
Provision for preference share dividend	22,500	-
Other Creditors	1,110	1,110
	86,145	81,400

13. TAXATION AND SOCIAL WELFARE

The taxation creditor included in taxation and social welfare is made up as follows:are

	2001 IR£	2000 IR£
P.A.Y.E. and Social Welfare	5,557	4,255
	5,557	4,255

14. CREDITORS (amounts falling due after more than one year)

	2001 IR£	2000 IR£
Bank loans	6,078	17,397
Obligations under finance leases	-	3,720
	6,078	21,117

15. CALLED UP SHARE CAPITAL

AUTHORISED:	2001 IR£	2000 IR£
500,000 Ordinary shares of IR£1 each	500,000	500,000
450,000 'A'Ordinary shares of IR£1 each	450,000	450,000
100,000 Preference shares of IR£1 each	50,000	50,000
500,000 Cumulative Redeemable Preference shares of IR£1 each	500,000	500,000
	1,500,000	1,500,000

ALLOTTED, CALLED-UP AND FULLY PAID:	2001 IR£	2000 IR£
Ordinary shares of IR£1 each	27,428	27,428
'A' Ordinary Share Capital of IR£1 each	3,023	3,023
Preference shares of IR£1 each	50,000	50,000
Cumulative Redeemable Preference shares of IR£1 each	500,000	450,000
	580,451	530,451

Options have been granted over 1,755 Ordinary Shares in the Capital of the company. In addition, the company has approved an Executive Share Option Scheme under which a maximum of 1,591 additional ordinary Shares may be issued in the Capital of the company.

16. SHARE PREMIUM

	2001 IR£	2000 IR£
Opening share Premium on ordinary shares of IR£1 each.	171,091	156,821
Share Premium on issue of 219 ordinary shares of IR£1 each.	-	14,270
	171,091	171,091
Opening Premium on 'A' Ordinary shares of IR£1 each.	71,977	-
Share Premium on issue of 'A' ordinary shares of IR£1 each.	-	71,977
	71,977	71,977
	243,098	243,098

17. REDEEMABLE LOAN STOCK

The cumulative convertible redeemable loan stock is repayable on 31 December 2002.

18. LEASE COMMITMENTS

	2001 IR£	2000 IR£
Analysis of lease commitments in respect of:		
Finance leases and hire purchase agreements		
Payable - within one year	4,704	10,782
- between two and five years	-	3,720
	4,704	14,502

19. COMPARATIVES

Where necessary, comparative figures have been regrouped on a basis consistent with the current period.

20. APPROVAL OF SHAREHOLDERS FINANCIAL STATEMENTS

The shareholders' financial statements were approved by the board on 17 April 2002.

TRIDELTA DEVELOPMENT LIMITED
SCHEDULE 1
FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 IR£	2000 IR£
COST OF SALES		
Opening stocks	31,914	17,795
Purchases	40,097	46,044
Exchange Variation	(10,200)	3,651
Royalties	23,382	11,650
Freight	8,830	1,912
Depreciation:		
Licenses	8,845	7,979
Closing stocks	(84,173)	(31,914)
	18,695	57,117

This page does not form part of the statutory financial statements.

TRIDELTA DEVELOPMENT LIMITED
SCHEDULE 2
FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 IR£	2000 IR£
ADMINISTRATION COSTS		
Rent	6,157	8,006
Trade Insurances	9,109	5,635
Light and heat	642	406
Repairs and maintenance	3,602	7,218
Wages and salaries	151,180	110,007
Directors' remuneration	91,474	86,119
Directors' pension scheme	9,095	8,762
Stationery, Printing and Postage	4,397	8,353
Advertising	9,943	13,724
R & D	59,758	61,390
Telephone	7,673	6,082
Motor expenses	9,388	6,529
Travelling expenses	45,167	44,988
Audit and accountancy	3,157	2,500
Legal and professional fees	7,335	33,587
Consultancy	22,459	7,250
Bank charges	376	679
Bad and doubtful debts	1,682	-
Sundry expenses	2,090	613
Grants receivable	(29,714)	(90,013)
Depreciation:		
Fixtures & Fittings	332	323
Equipment	4,313	3,275
Office Equipment	11,890	11,730
	431,505	337,163

This page does not form part of the statutory financial statements.

Company Registration No. 254105 (Republic of Ireland)

TRIDELTA DEVELOPMENT LIMITED

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2002

TRIDELTA DEVELOPMENT LIMITED

COMPANY INFORMATION

Directors	Kieran Walshe Brian Hett Paul Torgerson Brian Flavin Sean Henneberry
Secretary	Brian Hett
Company number	254105
Registered office	90 Upper Georges Street, Dun Laoghaire, Co. Dublin.
Auditors	
Business address	48 Main Street, Bray, Co. Wicklow.
Bankers	Bank of Ireland, Bray, Co. Wicklow.

TRIDELTA DEVELOPMENT LIMITED

CONTENTS

Section I

Section II

TRIDELTA DEVELOPMENT LIMITED

DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2002

The directors present their report and financial statements for the year ended 31 December 2002.

Principal activities and review of the business
The principal activity of the company continued to be that of the manufacture of animal diagnostic kits.

The results for the year and the financial position at the year end were considered satisfactory by the directors who expect continued growth in the foreseeable future.

Results and dividends
The results for the year are set out on page 5.

	€
Loss before taxation for the year	(289,737)
Taxation	0
Loss after taxation for the year	(289,737)
Dividends paid	(19,102)
Retained loss for the year	(308,839)

It is proposed that the retained loss of € 308,839 is transferred to reserves.

Post balance sheet events
There have been no significant events affecting the company since the year end.

Directors
The following directors have held office since 1 January 2002:

Kieran Walshe
Brian Hett
Paul Torgerson
Brian Flavin
Sean Henneberry

DIRECTORS' REPORT (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2002

Directors' interests
The directors' beneficial interests in the shares of the company were as stated below:

	31 December 2002	1 January 2002
Brian Hett	650,400	7,725
Paul Torgerson	64,400	763
Kieran Walshe	580,000	6,891
Brian Flavin	-	-
Sean Henneberry	-	-

The 2001 comparatives refer to shareholdings in Tridelta Development Limited.
The 2002 figures refer to shareholdings in Tridelta plc.

Safety, health and welfare of employees
The directors are aware of their obligations under the Safety, Health and Welfare at Work Act 1989, and are satisfied that the company adheres to the requirements.

Introduction of the Euro
The company has assessed the extent of the preparation that it needed to make for the introduction of the euro. It has identified that its systems needed to be amended to deal with the introduction of the euro. The costs of the changes have been charged in the current year to operating profit.

Auditors
In accordance with the Companies Act 1963, section 160(2), continue in office as auditors of the company.

Statement of directors' responsibilities
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:
- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Acts 1963 to 2001. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

....	....
Brian Hett	Kieran Walshe
Director	**Director**

Date: 10/04/2003

TRIDELTA DEVELOPMENT LIMITED

INDEPENDENT AUDITORS' REPORT
TO THE SHAREHOLDERS OF TRIDELTA DEVELOPMENT LIMITED

We have audited the financial statements of Tridelta Development Limited on pages 5 to 15 for the year ended 31 December 2002. These financial statements have been prepared under the historical cost convention and the accounting policies set out herein.

Respective responsibilities of the directors and auditors

As described in the statement of directors' responsibilities on page 2 the company's directors are responsible for the preparation of the financial statements in accordance with applicable law and Irish Accounting Standards.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and Auditing Standards promulgated by the Auditing Practices Board in Ireland and the United Kingdom.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you whether in our opinion: proper books of account have been kept by the company; whether, at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the company's balance sheet and its profit and loss account are in agreement with the books of account.

We report to shareholders if, in our opinion, any information specified by law regarding the directors' remuneration and transactions is not given and, where practicable, include such information in our report.

We read the directors' report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

INDEPENDENT AUDITORS' REPORT (CONTINUED)
TO THE SHAREHOLDERS OF TRIDELTA DEVELOPMENT LIMITED

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 31 December 2002 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Acts 1963 to 2001.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the company. The financial statements are in agreement with the books of account.

In our opinion, the information given in the directors' report is consistent with the financial statements.

The net assets of the company, as stated in the balance sheet, are less than half of the amount of its called up share capital and, in our opinion, on that basis there did exist at 31 December 2002 a financial situation which, under section 40(1) of the Companies (Amendment) Act 1983, may require the convening of an extraordinary general meeting of the company.

Hamill Spence O'Connell

....

Hamill Spence O'Connell Date: 10/04/2003

Chartered Certified Accountants,
Registered Auditors,
90 Upper Georges Street,
Dun Laoghaire,
Co. Dublin.

TRIDELTA DEVELOPMENT LIMITED

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2002

	Notes	2002 €	2001 €
Turnover		481,813	406,158
Cost of sales		(140,559)	(23,736)
Gross profit		341,254	382,422
Administrative expenses		(624,130)	(547,898)
Operating loss	2	(282,876)	(165,476)
Other interest receivable and similar income	3	-	799
Interest payable and similar charges	4	(6,861)	(1,975)
Loss on ordinary activities before taxation		(289,737)	(166,652)
Tax on loss on ordinary activities	5	-	-
Loss on ordinary activities after taxation		(289,737)	(166,652)
Dividends	6	(19,102)	(28,569)
Retained loss for the year		(308,839)	(195,221)
Profit and loss account at beginning of the year		(773,435)	(578,214)
Prior year adjustment	20	(122,375)	-
Profit and loss account at end of the year	16	(1,204,649)	(773,435)

The profit and loss account has been prepared on the basis that all operations are continuing operations.

There are no recognised gains and losses other than those passing through the profit and loss account, therefore, no separate statement of total recognised gains and losses has been prepared.

Approved by the board on 10/04/2003.

....	....
Brian Hett	Kieran Walshe
Director	**Director**

The notes to the accounts on pages 7 to 15 form part of the financial statements.

TRIDELTA DEVELOPMENT LIMITED

BALANCE SHEET
AS AT 31 DECEMBER 2002

	Notes	2002 €	2002 €	2001 €	2001 €
Fixed assets					
Intangible assets	7		127,862		90,952
Tangible assets	8		73,417		56,478
Investments	9		420		420
			201,699		147,850
Current assets					
Stocks	10	99,384		106,878	
Debtors	11	155,546		162,872	
Cash at bank and in hand		7,503		35,241	
		262,433		304,991	
Creditors: amounts falling due within one year	12	(535,259)		(109,380)	
Net current (liabilities)/assets			(272,826)		195,611
Total assets less current liabilities			(71,127)		343,461
Creditors: amounts falling due after more than one year	13		(24,343)		(7,717)
			(95,470)		335,744
Capital and reserves					
Called up share capital	15		160,955		737,021
Share premium account	16		948,224		308,671
Redeemable loan stock	16		-		63,487
Profit and loss account	16		(1,204,649)		(773,435)
Shareholders' funds - equity interests	17		(95,470)		335,744

Approved by the board on 10/04/2003.

....

Brian Hett — **Director**

Kieran Walshe — **Director**

The notes to the accounts on pages 7 to 15 form part of the statutory financial statements.

TRIDELTA DEVELOPMENT LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002

1 Accounting policies

1.1 Accounting convention

The financial statements are prepared under the historical cost convention.

The financial statements have been prepared on a going concern basis not withstanding the deficit of €95,470 reported at the 31 December 2002. The directors have considered the company's position and are satisfied that adequate working capital resources will be available to the company to meet its liabilities as they fall due.

The company has taken advantage of the exemption in Financial Reporting Standard No 1 from the requirement to produce a cashflow statement on the grounds that it is a small company.

1.2 Turnover

Turnover represents amounts receivable for goods and services net of VAT and trade discounts.

1.3 Patents

Patents and Licences are valued at cost less accumulated amortisation. Amortisation is calculated to write off the cost in equal annual instalments over their estimated useful lives on a straight line basis.

1.4 Research and development

Research expenditure is written off to the profit and loss account in the year in which it is incurred. Development expenditure is written off in the same way.

1.5 Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

Lab Equipment	15% Straight Line
Fixtures, fittings & equipment	15% Straight Line
Office Equipment	20% Straight Line

1.6 Leasing

Assets obtained under hire purchase contracts and finance leases are capitalised as tangible assets and depreciated over the shorter of the lease term and their useful lives. Obligations under such agreements are included in creditors net of the finance charge allocated to future periods. The finance element of the rental payment is charged to the profit and loss account so as to produce a constant periodic rate of charge on the net obligation outstanding in each period.

1.7 Investments

Fixed asset investments are stated at cost less provision for diminution in value.

1.8 Stock

Stocks are valued on the first-in, first-out basis, at the lower of cost and net realisable value. Cost represents invoice price. Net realisable value represents estimated net selling price, less all costs of completion and sale.

1 Accounting policies **(continued)**

1.9 Pensions

Retirement benefits to the executive director are funded by contributions from the company. Payments are made to a pension trust which is financially separate from the company.

1.10 Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to profit and loss account.

1.11 Government grants

Grants towards revenue expenditure are released to the profit and loss account as the related expenditure is incurred.

1.12 Taxation

Taxation is based on the results for the year.

1.13 Comparative figures

Where necessary comparative figures have been regrouped on a basis consistent with the current year.

2 Operating loss

	2002	2001
	€	€
Operating loss is stated after charging:		
Amortisation of intangible assets	16,580	11,231
Depreciation of tangible assets	29,959	20,995
Research and development	32,606	75,877
Auditors' remuneration	6,693	4,008
and after crediting:		
Government grants	-	(37,728)

3 Other interest receivable and similar income

	2002	2001
	€	€
Bank interest	-	799

4 Interest payable

	2002	2001
	€	€
On bank loans and overdrafts	4,030	1,488
Lease finance charges	2,831	487
	6,861	1,975

TRIDELTA DEVELOPMENT LIMITED

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED 31 DECEMBER 2002

---

5 Taxation

There is no tax charge in the current year due to losses incurred.

6 Dividends

	2002	2001
	€	€
Ordinary interim paid	19,102	28,569
	19,102	28,569

7 Intangible fixed assets

	Patents
	€
Cost	
At 1 January 2002	112,315
Additions	53,489
At 31 December 2002	165,804
Amortisation	
At 1 January 2002	21,362
Charge for the year	16,580
At 31 December 2002	37,942
Net book value	
At 31 December 2002	127,862
At 31 December 2001	90,952

8 Tangible fixed assets

	Lab Equipment	Fixtures, fittings & equipment	Office Equipment	Total
	€	€	€	€
Cost				
At 1 January 2002	36,506	2,809	75,483	114,798
Additions	1,572	6,685	38,643	46,900
At 31 December 2002	38,078	9,494	114,126	161,698
Depreciation				
At 1 January 2002	13,667	1,232	43,421	58,320
Charge for the year	5,712	1,424	22,825	29,961
At 31 December 2002	19,379	2,656	66,246	88,281
Net book value				
At 31 December 2002	18,699	6,838	47,880	73,417
At 31 December 2001	22,839	1,577	32,062	56,478

9 Fixed asset investments

	Unlisted Investments
	€
Cost	
At 1 January 2002 & at 31 December 2002	420

The above investment represents 35% of the shareholding of Tri-Med Corporation. This company is incorporated in the United States and has a total issued share capital of 1,000 shares of $1 each.

10 Stocks

	2002	2001
	€	€
Raw materials and consumables	99,384	106,878

The replacement cost of stocks is not considered to be materially different from the balance sheet values.

11 Debtors

	2002 €	2001 €
Trade debtors	127,714	136,281
Other debtors	18,767	26,401
Prepayments and accrued income	9,065	190
	155,546	162,872

12 Creditors: amounts falling due within one year

	2002 €	2001 €
Bank loans and overdrafts	19,736	7,186
Net obligations under finance lease and hire purchase contracts	12,881	5,972
Trade creditors	105,284	54,736
Amounts owed to parent company	271,884	-
Other creditors	30,534	8,465
Accruals and deferred income	47,266	4,452
Proposed dividend	47,674	28,569
	535,259	109,380

Included in other creditors are amounts relating to taxation, as follows:

	2002 €	2001 €
P.A.Y.E. control account	13,554	7,056
	13,554	7,056

13 Creditors: amounts falling due after more than one year

	2002	2001
	€	€
Bank loans	2,655	7,717
Net obligations under finance leases and hire purchase agreements	21,688	-
	24,343	7,717

Analysis of loans

	2002	2001
Wholly repayable within five years	9,841	14,903
Included in current liabilities	(7,186)	(7,186)
	2,655	7,717

14 Pension costs

Defined contribution

	2002	2001
	€	€
Contributions payable by the company for the year	12,276	11,548

15 Share capital

	2002 €	2001 €
Authorised		
10,000,000 Ordinary Shares of € 0.1269738 each	1,269,738	-
950,000 Ordinary Shares of € 1.26974 each	-	1,206,253
50,000 Preference Shares of of € 1.269738 each	63,487	-
550,000 Preference Shares of € 1.26974 each	-	698,356
	1,333,225	1,904,609
Allotted, called up and fully paid		
304,510 Ordinary Shares of € 0.1269738 each	97,468	-
30,451 Ordinary Shares of €1.26974 each		38,665
50,000 Preference Shares of € 1.26974 each	63,487	-
550,000 Preference Shares of € 1.26974 each	-	698,356
	160,955	737,021

On 8 October 2002 the cummulative redeemable preference share capital and loan stock were converted into ordinary share capital.

16 Statement of movements on reserves

	Share premium account €	Profit and loss account €
Balance at 1 January 2002 as previously reported	308,671	(773,435)
Prior year adjustment	-	(122,375)
Balance at 1 January 2002 as restated	308,671	(895,810)
Retained loss for the year	-	(308,839)
Premium on conversion of preference shares and loan stock	639,553	-
Balance at 31 December 2002	948,224	(1,204,649)

17 Reconciliation of movements in shareholders' funds

	2002 €	2001 €
Loss for the financial year	(289,737)	(166,652)
Dividends	(19,102)	(28,569)
	(308,839)	(195,221)
Premium on conversion of shares and loan stock	639,553	-
Net addition to/(depletion in) shareholders' funds	330,714	(195,221)
Opening shareholders' funds	335,744	530,965
Prior year adjustment	(122,375)	-
Closing shareholders' funds	(95,470)	335,744

18 Directors' emoluments

	2002 €	2001 €
Remuneration including pension contributions	118,068	121,380

19 Employees

Number of employees

The average monthly number of employees (including directors) during the year was:

	2002 Number	2001 Number
Managing	2	2
Admin and distribution	5	5
Production	5	5
	12	12

Employment costs

	€	€
Wages and salaries	295,351	295,164
Social security costs	18,315	12,942
Other pension costs	12,276	11,548
	325,942	319,654

20 Prior Year Adjustment

The prior year adjustment arises due to a change in the method used for determining cost of stocks as well as a revision of accrual of expenses.

21 Approval of financial statements

The directors approved the financial statements on the 10/04/2003.

RECEIVED
2004 SEP 29 A 11:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Tridelta plc

Directors' Report and Financial Statements

Year ended 31 December 2003

CONTENTS

CHAIRMAN'S STATEMENT

The year 2003 has been a significant year for The Tridelta group. The Company completed its Initial Public Offering on the OFEX market and 2003 represented the first full year of group's (including Tridelta Development Ltd) activities.

The full year result for 2003 shows a turnover of €595,231 which represents an increase of 23.5% (over 2002 revenue for Tridelta Development Ltd). At the time of publishing our prospectus we had anticipated that the additional funding would allow us to further increase sales in 2003. There was however a delay in receiving the funding thereby preventing us putting the funds to work in time to see the benefits in 2003. However, I am pleased to say that the increase in sales has began to come through in early 2004 with sales at the end of April 2004 showing a 50% growth over the same period for 2003. Anticipating this delay in development of additional sales in 2003, the Group undertook a programme of prudent cost control measures resulting in the loss for the year being €382,491 (2002: €308,839, Tridelta Development Ltd); less than 20% over what was projected, which, I believe, highlights one of the company's strengths; good understanding and control over expenditure.

Acute Phase Proteins

The sales of Acute Phase Protein assays continue to grow strongly, both with our own label product and through our successful Own Label Agreement with Biosource Inc in the US.

Mastitis

The Company continues to develop the mastitis application of its proprietary MAA protein, and has teamed up with Milk Testing Ltd to launch the first of its planned line of mastitis detection tests that can be used in milking parlours on the farm, utilising a novel sampling and testing system developed by Milk Testing Ltd. This system was displayed for the first time at the Royal Association of British Dairy Farmers, Dairy Event at the National Agricultural Centre, and Stoneleigh Park in September 2003. Work also continues in the development of an on line system with another of the company's partners Sensortec, with initial trial results looking very promising.

Animal Welfare

The development of the application has been disappointing. Although the Company continues to work with Marks & Spencer plc on developing the protocol for application on the farm, establishing the trial protocol which will be required in order to begin large scale commercial development of testing in this area, is taking longer than anticipated.

SCIL

The Company has delivered the first batch of kits to SCIL in Germany in the early part of 2004 as part of our on going development agreement. Although the launch of the SCIL Vetlab instrument has been delayed until 2005, Tridelta has developed a range of kits which can be used on existing instrumentation which SCIL will begin marketing in 2004.

One of the major advantages of being a publicly traded Company is the increased ability to expand the Company by acquiring other companies or products. Through careful planning the Company has established an aggressive plan for significant additional expansion of Tridelta by a programme of acquisition. The first step in this plan was raising an additional £236,000 which was completed in February 2004. These additional funds will give the Company increased working capital and allow the company to investigate potential acquisition targets.

I am pleased to inform you that since raising these additional funds the Company has successfully identified three potential acquisition targets and I hope in the very near future to be able to give you more details on these targets. However, I can tell you that if we move to the next step of this acquisition strategy, the Company will need to raise additional funds this will be undertaken alongside a possible move to the AIM market.

On behalf of the Board of Directors we thank our shareholders for the confidence and trust they have placed in us.

Sean Henneberry
Chairman
Tridelta plc

21 May 2004

DIRECTORS AND OTHER INFORMATION

Directors

Kieran Walshe
Brian Hett
Paul Torgerson
Brian Flavin
Sean Henneberry

Bankers

Bank of Ireland
Bray
Co. Wicklow
Ireland

Secretary

Brian Hett

Business Address

21 Quinsboro Road
Bray
Co. Wicklow
Ireland

Company number: 357237

Registered office

21 Quinsboro Road
Bray
Co. Wicklow
Ireland

Auditors

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Wilton Place
Dublin 2
Ireland

DIRECTORS' REPORT

The directors present their report and financial statements for the year ended 31 December 2003.

Principal activities and review of the business
The principal activity of the company is the manufacture of animal diagnostic kits.

The results for the year and the financial position at the year end were considered satisfactory by the directors who expect continued growth in the foreseeable future.

Results and dividends
The results for the year are set out on page 9.

	€
Loss before taxation for the year	(382,491)
Taxation	-
Retained loss for the year	(382,491)

Post balance sheet events
Subsequent to the year end, the company raised additional funds by the issue of 393,334 shares at Stg£0.60 each.

Directors
The following directors have held office since 23 May 2002:

Kieran Walshe
Brian Hett
Paul Torgerson
Brian Flavin
Sean Henneberry

Directors' interests
The directors' beneficial interests in the shares of the company were as stated below:

	Common stock (a)		Options (b)	
	2003	2002	2003	2002
Interests in Tridelta Plc:				
Brian Hett	1,300,820	1,300,820	35,000	-
Paul Torgeson	73,410	73,410	43,358	43,358
Kieran Walshe	580,010	580,010	130,977	95,977
Brian Flavin	-	-	-	-
Sean Henneberry	37,962	37,962	118,809	118,809

Substantial shareholders
Other than the interests of the directors disclosed above, the following are the interests of individual or individuals acting together which at 21 May 2004 exceed 3% of the share capital of the company:

Interests in Tridelta Plc:	Ordinary Shares
Enterprise Ireland	372,800
Campus Venture Capital Fund	1,012,702
Enterprise 2000 Fund Ltd	372,800

DIRECTORS' REPORT - continued

Safety, health and welfare of employees
The directors are aware of their obligations under the Safety, Health and Welfare at Work Act 1989, and are satisfied that the company adheres to the requirements.

Corporate governance
The Combined Code which sets out Principles of Good Governance and a Code of Best Practice was derived by the Committee on Corporate Governance from the Committee's Final Report and from the Cadbury and Greenbury Reports.

Board of Directors
The board of directors currently comprises 3 non-executive directors and 2 executive directors and meets on a regular basis throughout the year. Meetings are held at 21 Quinsboro Road, Bray, Co. Wicklow address. The agreed list of matters which the board has formally reserved to itself for decision making include overall group strategy, acquisition and divestment policy, approval of major capital investment and group funding and treasury policy. It also reviews the strategic direction of the group's operations and monitors performance against agreed objectives.

Full board papers are sent to each director in sufficient time before board meetings and all supporting papers and information are readily available to all directors on request. The board papers include the minutes of all committees of the board which have been held since the previous board meeting.

All directors have direct access to the advice and services of the company secretary, who is responsible for ensuring that board procedures are followed and that applicable rules and regulations are complied with. There is also an agreed procedure for the directors to take independent professional advice as necessary in the furtherance of their duties. All directors who are appointed receive a full introduction to the group and its operations and training will be provided on request.

The roles of Chairman and Chief Executive are separated. The non-executive directors are independent of management and have no material interest save as disclosed or other business relationship with the group. All directors bring an independent judgement to bear on issues of strategy, performance and standards of conduct. To ensure transparency in this area, the board has requested the company secretary to maintain a register of any conflicts of interest declared by the directors. The chairman is non-executive.

The board delegates certain responsibilities to specific committees, as described below.

Audit committee
The company has established an audit committee which consists of independent non-executive directors. The committee has written terms of reference which deal with its authority and duties. The committee meets once a year.

Remuneration committee
The company has established a remuneration committee which consists of independent non-executive directors. The committee has written terms of reference which deal with its authority and duties. The committee meets once a year.

Nomination committee
At present, as the board of directors is small, no formal nomination committee has been established. The authority to nominate new directors for appointment vests in the board of directors.

DIRECTORS' REPORT - continued

Shareholders
The company is fully conscious of the need for communication with shareholders and welcomes their participation at general meetings. The company has developed an active website for information purposes. Representatives of the board and the chairmen of the various sub-committees attend the Annual General Meeting and are available to answer questions. Separate resolutions are proposed at the Annual General Meeting on each substantially separate issue including a resolution to receive and consider the Annual Report and Accounts. Notice of the Annual General Meeting together with the Annual Report are sent to the shareholders at least 21 working days before the meeting and details of proxy votes for and against each resolution are announced after the result of hand votes.

Compliance
The board has considered its policies in relation to corporate governance in the light of the recommendations contained in the Combined Code, and the Board is confident it complies with the Combined Code except for the following:

- As the board is small at present, a specific nomination committee has not been appointed. This matter is under continuous review.
- Details of directors' remuneration are set out in accordance with the Irish Companies Acts, 1963 to 2003.
- Share option arrangements are in place between the Company and certain non-executive directors. These arrangements reflect the high level of commitment and support given by them.

Internal control
The directors have overall responsibility for the group's system of internal control and have delegated responsibility for the implementation of the system of interest control to executive management. This system includes financial controls which enable the board to meet its responsibility for the integrity and accuracy of the group's accounting records. The group is currently formalising a system of internal control which is designed to provide reasonable, through not absolute, assurance that the assets are safeguarded, transactions authorised and recorded properly and that any material errors or irregularities can be prevented or detected within a reasonable timeframe.

The key procedures established by the directors to date with a view to providing effective internal financial control include the following:

- the organisation structure has clearly defined lines of authority;
- there is a formal schedule of matters reserved for the board as discussed above;
- an ongoing policy of the recruitment of quality and experience personnel;

Auditors
In accordance with the Companies Act 1963, section 160 (2), continue in office as auditors of the company.

Statement of director's responsibilities
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to;

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are responsible and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Acts, 1963 to 2003. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

Brian Hett

Kieran Walshe

21 May 2004

PRICEWATERHOUSECOOPERS

PricewateruseCoopers
Wilton Place
Dublin 2
Telephone +353 (0) 1 678 9999
Facsimile +353 (0) 1 662 6200
I.D.E. Box No. 137
Internet www.pwc.com/ie

Independent auditors' report to the shareholders of Tridelta plc

We have audited the financial statements on pages 9 to 22.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the directors' report and the financial statements in accordance with applicable Irish law and accounting standards generally accepted in Ireland are set out on page 6 in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and auditing standards issued by the Auditing Practices Board applicable in Ireland. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 193 of the Companies Act 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the financial statements are in agreement with the books of account. We also report to you our opinion as to:

- whether the company has kept proper books of account;
- whether the directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the company to convene an extraordinary general meeting; such a financial situation may exist if the net assets of the company, as stated in the balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, information specified by law or the rules of OFEX regarding directors' remuneration and transactions is not disclosed.

We are not required to form an opinion on the effectiveness of the company's or the group's corporate governance or internal controls.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

PRICEWATERHOUSECOOPERS

Independent auditors' report - continued

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 31 December 2003 and of its loss and cash flows for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company and the group. The financial statements are in agreement with the books of account.

In our opinion the information given in the directors' report is consistent with the financial statements.

The net assets of the company, as stated in the balance sheet, are not less than half of the amount of its called up share capital and, in our opinion, on that basis there did not exist at 31 December 2003 a financial situation which, under section 40 (1) of the Companies (Amendment) Act 1983, may require the convening of an extraordinary general meeting of the company.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin

25 May 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended 31 December 2003

	Notes	Year ended 31 December 2003 €	Period ended 31 December 2002 €
Turnover	2	595,231	104,818
Cost of sales		(193,512)	(58,751)
Gross profit		401,719	46,067
Administrative expenses		(806,424)	(160,356)
Amortisation of goodwill		(19,990)	(4,601)
Other operating income		45,000	-
Operating loss	3	(379,695)	(118,890)
Interest payable and similar charges	4	(2,796)	(1,569)
Loss on ordinary activities before taxation		(382,491)	(120,459)
Tax on loss on ordinary activities	5	-	-
Loss on ordinary activities after taxation		(382,491)	(120,459)
Retained loss for the year		(382,491)	(120,459)
Retained loss brought forward		(120,459)	-
Retained loss carried forward	15	(502,950)	(120,459)
Earnings per share	26	(€0.08)	(€0.07)

The profit and loss account has been prepared on the basis that all operations are continuing operations.

There are no recognised gains and losses other than those passing through the profit and loss account, therefore, no separate statement of total recognised gains and losses has been prepared.

Approved

Brian Hett

Kieran Walshe

21 May 2004

CONSOLIDATED BALANCE SHEET
As at 31 December 2003

	Notes	As at 31 December 2003 €	As at 31 December 2002 €
Fixed assets			
Tangible assets	7	76,492	73,417
Investment in associated undertaking	8	520	420
Intangible fixed assets	6	507,317	523,075
		584,329	596,912
Current assets			
Stocks	9	78,859	99,384
Debtors	10	234,900	155,546
Cash at bank and in hand		3,886	956
		317,645	255,886
Creditors: amounts falling due within one year	11	(387,225)	(349,695)
Net current (liabilities)		(69,580)	(93,809)
Total assets less current liabilities		514,749	503,103
Creditors: amounts falling due after more than one year	12	(8,812)	(24,343)
Net assets		505,937	478,760
Capital and reserves			
Called up share capital	14	516,519	443,939
Share premium account	15	492,368	155,280
Profit and loss account	15	(502,950)	(120,459)
Shareholders' funds - equity interests	16	505,937	478,760

Approved:

Brian Hett

Kieran Walshe

21 May 2004

COMPANY BALANCE SHEET
As at 31 December 2003

	Notes	As at 31 December 2003 €	As at 31 December 2002 €
Fixed assets			
Investments	8	404,228	404,228
		404,228	404,228
Current assets			
Debtors	10	-	-
Cash at bank and in hand		448	379
		448	379
Creditors: Amounts falling due within one year	11	(4,500)	(83,303)
Net current (liabilities)		(4,052)	(82,924)
Total assets less current liabilities		400,176	321,304
Capital and reserves			
Called up share capital	14	516,519	443,939
Share premium account	15	492,368	155,280
Profit and loss account		(608,711)	(277,915)
Shareholders' funds - equity interests		400,176	321,304

Approved

Brian Hett

Kieran Walshe

21 May 2004

CONSOLIDATED CASHFLOW STATEMENT
For the year ended 31 December 2003

	Notes	2003 €	2002 €
Net cash outflow from operating activities	19	(341,992)	(207,960)
Return on investments and servicing of finance	20	(2,796)	(1,569)
Taxation		-	-
Capital expenditure and financial investment	21	(56,557)	(13,771)
Acquisitions and disposals	22	-	(27,695)
Financing	23	394,137	232,215
Decrease in cash		(7,208)	(18,780)

RECONCILIATION OF NET CASHFLOW TO MOVEMENT IN NET DEBT
Period Ended 31 December 2003

		2003 €	2002 €
Decrease in cash		(7,208)	(18,780)
Net cashflow from movement in net debt		15,531	(37,224)
Change in net debt resulting from cashflow	25	8,323	(56,004)
Net debt at 1 January	25	(56,004)	-
Net debt at 31 December	25	(47,681)	(56,004)

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2003

1 Accounting policies

The significant accounting policies and estimation techniques adopted by the company are as follows:

Basis of preparation
The financial statements have been prepared in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2003 and the European Communities (Group: Companies Accounts) Regulations, 1992. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

Accounting convention
The financial statements are prepared under the historical cost convention. The financial statements are prepared in Euro denoted by the symbol "€".

Turnover
Turnover represents the value of goods and services at invoiced value, exclusive of value added tax and trade discounts.

Investments
Investments are shown at cost, net of any impairments in the value of the investment.

Grants
Grants are amortised to income in a manner that will match them with the expenditure towards which they are intended to contribute.

Deferred tax
Deferred tax is provided on all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

Timing differences are temporary differences between profits as computed for tax purposes and profits as stated in the financial statements which arise because certain items of income and expenditure in the financial statements are dealt with in different years for tax purposes.

Deferred tax is measured at the tax rats that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not discounted.

Fixed asset depreciation
The cost of fixed assets is their purchase cost, together with any incidental expenses of acquisition.

Depreciation is provided on a straight line basis at rates which are estimated to reduce the assets to their realisable values by the end of their expected useful lives which are stated below:

	Rate
Fixtures and fittings and equipment	15%
Lab equipment	15%
Leasehold improvements	5%
Office equipment	20%

Patents
The cost is written off over 10 years or the remaining life of the underlying patent, whichever is shorter.

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

1 Accounting policies - continued

Stocks
Stocks are valued at the lower of cost and net realisable value.

Pensions
Retirement benefits to the executive director are funded by contributions from the company. Payments are made to a pension trust which is finally separate from the company.

Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to profit and loss account.

Taxation
Taxation is based on the results for the year.

Comparative figures
Prior period comparatives have been amended where appropriate to assist comparability.

Basis of consolidation
The group financial statements consolidate the financial statements of the company and its subsidiary undertakings. The group profit and loss includes the results of subsidiary undertakings for the period or from the date of acquisition.

Goodwill
Goodwill, which arose on the acquisition of subsidiary undertakings, represents the excess cost over fair value of the group's share of assets acquired. Goodwill is capitalised as an intangible asset and amortised by equal annual instalments over its expected useful life. Goodwill is written off in equal annual instalments over a twenty year period from date of acquisition.

2 Turnover

Turnover consists of the sale of animal diagnostic kits. The comparative 2002 figures includes the turnover of Tridelta Development Limited from the date of acquisition of 8th October 2002 to the period end. The 2003 figure includes the turnover of Tridelta Development Limited for the full twelve month period.

3 Operating loss	2003 €	2002 €
Operating loss is stated after charging:		
Amortisation of intangible assets	37,780	2,936
Depreciation of tangible assets	31,460	11,117
Auditors' remuneration	2,500	2,500
and after crediting:		
Government grants	45,000	-

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

4 Interest payable

	2003 €	2002 €
On bank loans, overdrafts and other	(2,796)	(1,569)

5 Taxation

The current tax charge for the year differs to the current charge that would result from applying the manufacturing rate of Irish corporation tax to loss on ordinary activities. The differences are explained below:

	2003 €	2002 €
Loss on ordinary activities before tax	(382,491)	(120,459)
Loss on ordinary activities multiplied by the manufacturing rate of corporation tax 10% (2002: 10%)	(38,249)	(12,046)
Effects of:		
Expenses not allowable/(deductions)	7,666	(3,053)
Depreciation in excess of capital allowances	1,579	409
Utilisation of losses forward	29,004	14,690
Actual tax charge	-	-

6 Intangible fixed assets

	Goodwill €	Patents €	Total €
Cost			
At 1 January 2003	399,814	165,804	565,618
Additions	-	22,022	22,022
At 31 December 2003	399,814	187,826	587,640
Amortisation			
At 1 January 2003	4,601	37,942	42,543
Charge for the period	19,990	17,790	37,780
At 31 December 2003	24,591	55,732	80,323
Net book value			
At 31 December 2002	395,213	127,862	523,075
At 31 December 2003	375,223	132,094	507,317

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

7 Tangible fixed assets

	Leasehold improvements	Fixtures, fittings & equipment	Lab equipment	Office equipment	Total
	€	€	€	€	€
Cost					
At 1 January 2003	-	9,494	38,078	114,126	161,698
Additions	25,138	-	6,273	3,124	34,535
At 31 December 2003	25,138	9,494	44,351	117,250	196,233
Depreciation					
At 1 January 2003	-	2,656	19,379	66,246	88,281
Charge for the year	999	1,427	5,785	23,249	31,460
At 31 December 2003	999	4,083	25,164	89,495	119,741
Net book value					
At 31 December 2003	24,139	5,411	19,187	27,755	76,492
At 31 December 2002	-	6,838	18,699	47,880	73,417

Included within tangible fixed assets are finance leased assets, principally plant and office equipment, with a net book value of €18,819.

Depreciation charged on these assets during the year amounted to €6,797.

Obligations relating to **finance leases** (net of finance charges allocated to future periods) payable:

- Within 1 year €12,881
- Between 1 and 5 years. €8,812
- After 5 years. €NIL

8 Financial assets – group

	2003	2002
	€	€
Balance at beginning of period	420	420
Additional investment	100	-
Share of profit/(loss)	-	-
Balance at end of period	520	420

Financial assets – company

	2003	2002
	€	€
Investment in subsidiary company	404,228	404,228

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

8 Financial assets – group - continued

Financial assets are shown at cost less any provision for impairment in value.

At 31 December 2003, the company had interests in the ordinary share capital of the following subsidiary and associated undertakings, primarily engaged in the research and development, sale and distribution of animal diagnostic kits.

Company name	Registered office	Interest	Net asset value in local currency
Tridelta Development Limited	21 Quinsboro Road Bray Co Wicklow	100%	(€469,448)
Trimed Research Inc.	2835 Sth. 132nd Street Omaha NE 68144 USA	45%	$841

9 Stocks

	2003 €	2002 €
Raw materials and consumables	78,859	99,384

10 Debtors - Group

	2003 €	2002 €
Trade debtors	161,074	127,714
Other debtors	17,361	18,767
Prepayments and accrued income	56,465	9,065
	234,900	155,546

Debtors - Company

Amount due from subsidiary company	-	-

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

11 Creditors: amounts falling due within one year

	2003 €	2002 €
Bank loans and overdrafts	29,874	19,736
Net obligations under finance lease and hire purchase contracts	12,881	12,881
Trade creditors	216,414	105,284
Other creditors	88,741	164,528
Accruals and deferred income	39,315	47,266
	387,225	349,695

Creditors: amounts falling due within one year - Company

	2003 €	2002 €
Other creditors	4,500	83,303

12 Creditors: amounts falling due after more than one year

	2003 €	2002 €
Net obligations under finance leases and hire purchase agreements	8,812	24,343

13 Pension costs

Defined contribution

	2003 €	2002 €
Contributions payable by the company for the year	15,330	12,276

14 Share capital

	2003 €	2003 €
Authorised		
10,000,000 ordinary shares at €0.10 each	1,000,000	1,000,000
	1,000,000	1,000,000
Allotted, called up and fully paid		
Balance of ordinary shares at beginning of period	443,939	-
Ordinary shares issued	72,580	443,939
Balance at end of period	516,519	443,939

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

15 Statement of movements on reserves

	Share premium account €	Profit and loss account €
Opening balance	155,280	(120,459)
Retained loss for the year	-	(382,491)
Share issue	544,349	-
Share issue expenses	(207,261)	-
Balance at 31 December 2003	492,368	(502,950)

16 Reconciliation of movements in shareholders' funds

	2003 €	2002 €
Opening shareholders' funds	478,760	-
Loss for the financial year	(382,491)	(120,459)
Shares issued	72,580	443,939
Premium on shares issued (net of issue costs)	337,088	155,280
Closing shareholders' funds	505,937	478,760

17 Directors' emoluments

	2003 €	2002 €
Executive directors remuneration including pension contributions	135,623	27,172
Non executive directors fees	7,500	-

18 Employees

Number of employees
The average monthly number of employees (including directors) during the year was:

	2003 Number	2002 Number
Managing	2	2
Admin and distribution	5	5
Production	6	5
	13	12

Employment costs	€	€
Wages and salaries	370,354	295,351
Social security costs	32,798	18,315
Other pension costs	14,388	12,276
	417,540	325,942

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

19 Reconciliation of operating loss to net cashflow from operating activities

	2003 €	2002 €
Operating loss	(382,491)	(120,459)
(Increase)/decrease in debtors	(79,354)	7,883
(Increase)/decrease in creditors	27,293	(117,311)
Decrease in stock	20,525	1,704
Depreciation	31,459	11,117
Amortisation of intangible assets	17,790	2,936
Amortisation of goodwill	19,990	4,601
Interest paid	2,796	1,569
Net cash outflow from operating activities	(341,992)	(207,960)

20 Return on investments and servicing of finance

	2003 €	2002 €
Interest paid	(2,796)	(1,569)

21 Capital expenditure and financial investment

	2003 €	2002 €
Payments to acquire intangible fixed assets	(22,022)	-
Payments to acquire tangible fixed assets	(34,535)	(13,771)
	(56,557)	(13,771)

22 Acquisitions and disposals

	2003 €	2002 €
Cash liability assumed on acquisition of subsidiary	-	(27,695)

23 Financing

	2003 €	2002 €
Issue of ordinary share capital	616,929	276,294
Issue expenses	(207,261)	(81,303)
Capital payments of finance leases	(15,531)	31,224
	394,137	232,215

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

24 Analysis of cash

	2002 €	2003 €	Change €
Cash	956	3,886	2,930
Bank overdraft	(19,736)	(29,874)	(10,138)
	(18,780)	(25,988)	7,208

25 Analysis of changes in net funds/(debt)

	2003 €	Cashflow	2002 €
Cash	(25,988)	(7,208)	(18,780)
Finance lease obligation	(21,693)	15,531	(37,224)
	(47,681)	8,323	(56,004)

26 Earnings per share

	2003 €
Calculation of earnings	
Loss for the year	(382,491)
Earnings per ordinary share of €0.10 each	(€0.08)
Weighted average number of ordinary shares	
Shares in issue for full year	4,439,394
Shares issued on 30 July 2003 (725,799 x 155/365)	308,216
Number of shares	4,747,611

27 Related party transactions

During the period, the group transacted with Management Techniques Limited. Sean Henneberry is a director of the company and of Management Techniques Limited. The total amount of the services provided by Management Techniques Limited to the company in the period was €17,667 (2002:€3,682). The amount outstanding at year end was €Nil (2002:€Nil).

28 Contingencies

Included in the debtors of the company at the year end is an amount of €45,000 of income relating to revenue grants receivable. At the date of signing of the accounts the grant revenue had not been received. The grant is contingent on certain conditions being fulfilled by the company. The directors are confident that those conditions will be fulfilled and the grant will be received in full.

NOTES TO THE FINANCIAL STATEMENTS - **continued**
For the year ended 31 December 2003

29 Ultimate controlling party

The directors regard the shareholders as the ultimate controlling party.

30 Subsequent events

Subsequent to the year end, the company raised additional funds by the issue of 393,334 shares at Stg£0.60 each.

31 Approval of financial statements

The directors approved the financial statements on the 21 May 2004.

This document is important and requires your immediate attention. If you are in any doubt about the contents of this document, you should consult, if you are in the United Kingdom, a person authorised under the UK Financial Services and Markets Act 2000 or, if you are in Ireland, a person authorised or exempted under the Investment Intermediaries Act, 1995 of Ireland or the Stock Exchange Act, 1995 who, in either case, specialises in advising on the acquisition of shares and other securities.

A copy of this document (which has been drawn up in accordance with the requirements of the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland), having attached thereto the consents referred to in paragraph 17 of Part IV of this document and copies of the material contracts referred to in paragraph 12 of Part IV of this document has been delivered to the Registrar of Companies in Ireland for registration in compliance with Section 47 of the Companies Act, 1963 of Ireland and a copy of this document (which is also been drawn up in accordance with the requirements of the UK Public Offers of Securities Regulations, 1995 (the "POS Regulations")) has also been delivered to the Registrar of Companies in England and Wales for registration in accordance with the Regulation 4 (2) of the POS Regulations.

To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information. The Directors of Tridelta plc, whose names are set out on page 3, accept responsibility accordingly, including individual and collective responsibility, for all information contained in this document.

The share capital of the Company is not presently listed or dealt in on any stock exchange. It is intended that an application will be made for all the Ordinary Shares of the Company to be traded through OFEX, a market operated by OFEX plc in accordance with the OFEX Rule Book to allow trading in the shares of unquoted companies. OFEX is a market for unlisted and unquoted securities regulated by the Financial Services Authority. **It is emphasised that no application is being made for the admission of the Ordinary Shares to the Official List of the UK Listing Authority or to trade on the Alternative Investment Market of the London Stock Exchange ("AIM"). The OFEX Rules are less demanding than those of the Official List or of AIM.**

The whole text of this document should be read. An investment in Tridelta plc involves a great degree of risk and in particular, attention is drawn to the section called "Risk Factors" in Part II of the document. An investment in the Company may not be suitable for all recipients of this document. Prospective investors should consider carefully whether an investment in the Company is suitable for them in the light of their personal circumstances and the financial resources available to them.

TRIDELTA PLC

(Incorporated in the Ireland under the Companies Acts 1963 to 2001, No. 357237)

Offer for Subscription

of up to 1,176,470 Ordinary Shares of €0.10 each @ €0.85 or Stg £0.54 per Offer Share

Share capital following the Offer
(assuming full subscription of the Offer Shares)

	Authorised		Issued	
	€	Number	€	Number
Ordinary Shares	**1,000,000**	**10,000,000**	**561,586.40**	**5,615,864**

Acorn Corporate Finance Limited, which is regulated by the Financial Services Authority and a member of OFEX, is the Company's Corporate Adviser for the purposes of the Offer.

The advisers named on pages 3 and 4 are acting for the Company and for no one else in relation to the arrangements proposed in this document and will not be responsible to anyone other than the Company for providing the protections afforded to clients of such advisers or for providing advice in relation to the offer.

The Ordinary Shares which are the subject of the Offer will rank in full for all dividends or other distributions hereafter declared, made or paid on the ordinary share capital of the Company and will rank pari passu in all respects with all other Ordinary Shares which will be in issue on completion of the Offer.

In making any investment decision in respect of the Offer, no information or representation should be relied upon in relation to the Offer, Tridelta plc, its subsidiary, or investments or the Ordinary Shares, other than as contained in this document. No person has been authorised to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorised.

The subscription list will open at 10.00 am on 28th April 2003 and may be closed at any time thereafter, but in any event no later than 3 pm on 31st May 2003, unless extended by the Directors to a date not later than 3 p.m. on 25th June 2003. The terms and conditions and procedure for application are set out on pages 63 to 66 of Part V and the Application Form is set out in pages 67 to 68 of this document. The Offer is underwritten in respect of the Minimum Subscription and the Directors will not allot any shares unless applications are received for a minimum of 705,883 Offer Shares by the closing of the subscription list and application has been accepted for the shares to be traded on OFEX.

CONTENTS

DIRECTORS, SECRETARY AND ADVISERS

Directors:

Sean Henneberry,
Non Executive Chairman,
18 Princeton,
Ardilea,
Clonskeagh,
Dublin 14.

Brian Hett,
Director,
"Caymanas",
The Nurseries,
Delgany,
Co Wicklow.

Kieran Walshe,
Director,
114 The Old Mill,
Ratoath,
Co Meath.

Paul Torgerson,
Non-Executive Director
Letzacherstrasse 15
Fällanden 8117
Switzerland

Brian Flavin
Non-Executive Director
206 Beech Park,
Lucan,
Co. Dublin

Company Secretary and Registered Office:

Brian Hett,
48 Main Street,
Bray,
Co Wicklow.

Corporate Advisers:

Acorn Corporate Finance Limited,
Bollin House,
Riverside Park,
Wilmslow,
Cheshire SK9 1DP,
England.

Solicitors to the Company:

Ivor Fitzpatrick & Company,
44 - 45 St Stephens Green,
Dublin 2.

Solicitors to the Corporate Advisers:

Halliwell Landau,
St James's Court,
Brown Street,
Manchester, M2 2JF,
England.

Auditors and Reporting Accountants:	Hamill Spence O'Connell, Adelaide House, 90 Upper Georges Street, Dun Laoghaire, Co Dublin.
Principal Bankers:	Bank of Ireland, 46 Main Street, Bray, Co. Wicklow.
Registrars:	Capita Corporate Registrars Plc. Unit 5, Manor Street Business Park, Manor Street, Dublin 7.
Irish Receiving Agent:	Capita Corporate Registrars Plc. Unit 5, Manor Street Business Park, Manor Street, Dublin 7.
UK Receiving Agent:	Capita IRG Plc, Corporate Actions, P.O. Box No. 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH, England.

TIMETABLE OF EVENTS:

Publication of this Prospectus	25th April 2003
Subscription List opens	10.00 a.m on 28th April 2003
Latest time and date for receipt of Application Forms (unless extended to a time and date not later than 3.00pm on 25th June 2003)	3.00 p.m. on the 31st May 2003

OFFER RESTRICTIONS:

On Admission, the Existing Shareholders and persons connected with them will be interested in an aggregate of 4,042,354 Ordinary Shares (the Existing Shares) representing 71.98% of the enlarged issued share capital of the Company.

The Existing Shareholders on behalf of themselves, their families and others deemed to be connected with them, have undertaken to Acorn not to dispose of the Existing Shares (except in certain limited circumstances) for a period of 12 months following Admission without the prior consent of Acorn.

OFFER STATISTICS:

The Statistics below assume full subscription under the Offer

Offer Price	€0.85 or Stg £0.54
Number of Ordinary Shares in issue following Admission	5,615,864
Market Capitalisation at the Offer Price following the Offer	€4.77m
Number of Offer Shares the subject of the Offer	1,176,470
Net proceeds of the Offer receivable by the Company.	€870,000
Percentage of the enlarged issued share capital being offered	20.9%

KEY INFORMATION

The following information is derived from and should be read in conjunction with the full text of this Prospectus. Particular attention is drawn to the Risk Factors in paragraph 18 Part I on page 23

- Tridelta Development Limited, the entire issued share capital of which is held by the Company, was formed in 1996 and is engaged in the development and manufacture of diagnostic products for application principally within the animal health care market.

- Tridelta has commercialised five technologies to date, with products used in most of the major pharmaceutical companies such as GlaxoSmithKline Astra-Zeneca, Pfizer and Merck and veterinary research centres worldwide.

- Product sales for the year to 31 December 2001 were €353,963 an increase of 50% on the previous year. These increased in 2002 by 36% to €481,813 with a further increase of 126% expected in the current year to €1,019,385, reflecting the continued growth of existing products and the take up of new products introduced in 2002. Total revenues including development contracts are projected to be in excess of €1.2 million.

- Tridelta has licensed a patented protein, designated as "MAA" with applications in the detection of bovine mastitis. Developments are underway for a prototype, which allows the implementation of mastitis detection on the farm.

- Tridelta has signed a co-development agreement with Sensortec NZ, to additionally develop the MAA technology for use in an in-line sensor to be used in the automated detection of mastitis on the farm.

- Tridelta has entered into an agreement with SCIL GmbH, a leading veterinary diagnostic company, to develop a range of tests for the new SCIL analyser for use by veterinary surgeons in private practice.

- An agreement has been signed with Marks and Spencer Plc to evaluate Tridelta products to monitor the health status of animals on its supplier farms as part of their farm animal quality assurance programme.

- In 2000 Tridelta established a joint venture company, TriMed Inc. USA, in collaboration with The UNEMED Corporation, Nebraska, to develop and commercialise the therapeutic applications of the MAA protein. TriMed Inc. USA is not reliant on Tridelta for funding and will raise its own capital separately.

- The proceeds of the fundraising will be used by the Group to:

  - provide working capital
  - facilitate the expansion of the Group's manufacturing and research facility
  - fund field trials
  - purchase of capital equipment for manufacturing and research.

PART I

INFORMATION ON THE GROUP

1. INTRODUCTION

Tridelta and Tridelta Plc ("The Group") develops and manufactures diagnostic products for application principally within the animal health care market. Tridelta was established in 1996 to identify, acquire and commercialise novel proprietary technologies within the high margin, high growth segments of the veterinary diagnostic market. It has commercialised five technologies to date, with products used in most of the major pharmaceutical companies, research laboratories, state laboratories and private laboratories world wide. Product sales for the year to 31st December 2001 were €353,963 an increase of 50% on the previous year. These increased in 2002 by 36% to €481,813 and are expected to further increase by 126% in 2003 to €1,019,385. This high growth rate is produced by a combination of the continued growth of existing products and the take up of new products introduced during 2002. Total revenues including development contracts of over €1.2 million are projected for the current year.

Tridelta was funded initially by investment from the founders between September 1996 and April 1999. This was followed by a mixture of seed capital and loans provided by the Irish government and institutional investors, such as Campus Companies Venture Capital Fund, between April 1999 and April 2000. In addition, Tridelta has been awarded several research grants to facilitate its research and development programme. This initial funding has enabled the Company to successfully bring its "PHASE" range of products to market. Furthermore, it has enabled it to investigate the potential of the newly discovered and patented MAA protein for application in the detection of bovine mastitis and to develop prototype technologies for the implementation of mastitis detection on the farm. Further funding to support the original development of the company was raised from institutional and private investors in October and November 2002.

An agreement has been entered into with SCIL GmbH, a leading veterinary diagnostic company, to develop a range of tests for the new SCIL analyser for use by veterinary surgeons in private practice.

Tridelta has also signed a co-development agreement to develop inline sensors for use in detection of mastitis on the farm with Sensortec NZ, the research arm of a major milking machine manufacturer.

A further key agreement has been signed with Marks and Spencer Plc to evaluate the use of Tridelta products to monitor the health status of animals on its supplier farms as part of their farm animal quality assurance programme.

In 2000, Tridelta established a joint venture company, TriMed Research Inc. USA, in collaboration with UNEMED, University of Nebraska, to develop and commercialise the therapeutic application of the MAA protein. Early stage research indicates that specific segments of the protein (peptides) have the potential to reduce or eliminate the presence of microbial contaminants in the small intestine. The initial focus of the company will be the application of this discovery in the treatment of infection in premature and low birth weight babies. This business will be funded separately with Tridelta holding a 45% equity stake as at 10th April 2003.

2. BACKGROUND SCIENCE

The Group's technologies can be divided into two areas of the business: those technologies used in Tridelta's current products and technologies that fuel the Group's research and development pipeline.

(i) Current Technologies

Acute Phase Proteins

The current products are based on technologies for the detection of a range of Acute Phase Proteins present in the blood of animals. These proteins are general indicators of health and are either absent or present at very low concentrations in the blood when an animal is healthy. However, the levels of these proteins in blood rise rapidly and significantly in response to a problem, increasing up to 1000 fold when compared with the levels detected under normal conditions. The tests provide very useful information in establishing the overall general state of health of the animal and reduces the reliance on the use of a wide range of very specific and highly expensive tests.

Typical Acute Phase Response of Major Acute Phase Proteins In A Bovine



Haptoglobin
SAA
CRP
Plasma Concentration in Variable Units
35
30
25
20
15
10
5
0
-5
0
2
3
6
10
12
15
18
DAYS

The Acute Phase Proteins rise in response to the inflammatory challenge and then return to normal levels on resolution of the problem.

Tridelta has focused on three of these proteins for use in monitoring animal health:

1. **Haptoglobin (Hp)**
2. **Serum Amyloid A (SAA)**
3. **C-Reactive Protein (CRP)**

These three proteins are the major Acute Phase Proteins that occur in most animals and the level and pattern of proteins found in the animals can vary from species to species; but between these three, the general health status of most animals can be monitored. Species of specific interest include, pigs, cattle, horse, sheep, dogs, cats, and rodents.

The Tridelta Phase range assays have allowed global research and development laboratories across a wide range of specialities to effectively utilise Acute Phase Protein testing in their work. Tridelta's Phase range has not only been successful in replacing the older technology, which was complicated, expensive and inaccurate, but has also allowed for an expansion in the use of testing in areas where this testing was not previously performed. In Pharmaceutical Research in particular, it is important to establish the safety of a drug candidate in the early pre-clinical stage of animal testing prior to advancing to expensive and time consuming human trials.

(ii) Pipeline Technologies

Tridelta is working on a series of new technologies for use in the animal welfare and healthcare markets. These are based both on new applications of existing technologies as well as newly discovered proprietary technologies.

- **Mammary Associated Amyloid and Mastitis**

The Board believes that one of the major opportunities for growth potential is in the detection of mastitis. Mastitis is the biggest single cause of financial loss to the dairy industry worldwide, estimated at $2 billion per year in the USA alone. The opportunity is based on the discovery of a new Acute Phase Protein, Mammary Associated Amyloid protein (MAA) that has been specifically detected in the milk of cows. The MAA protein has been patented for use as a biological marker of mastitis and offers considerable potential for application in dairy farm herd management.

Subclinical mastitis (no obvious signs or symptoms of infection) is the major cause of financial loss, with up to 40% of a herd affected at any one time. Currently detection of mastitis (clinical and subclinical) is based on the counting of Somatic Cells, either from individual cows, or from the bulk tank milk into which all the herd's milk is collected daily. The somatic cell count (SCC) can only be performed in specialised laboratories, requires expensive automated equipment and can take up to a month before results are reported back. This has serious implications for the farmer, who is paid a premium price for milk depending on the SCC levels of his bulk tank. Any delay in identifying a

problem with the bulk tank milk affects the monthly payment from the milk processors. At present there is no way for the farmer to monitor the quality of his milk on a daily basis. Recent independent scientific studies have clearly established that detection and monitoring of MAA has the potential for addressing this problem. Sensortec, in co-operation with Dexcel, has performed an objective trial to evaluate the potential commercial benefits of the MAA technology as an on-farm mastitis diagnostic and reported *"the results of the study are very convincing. Without doubt this test has merit"*. Following their evaluation, Sensortec has now entered into a commercial development agreement with Tridelta for aspects of the MAA diagnostic technology, as well as signing a further agreement for the worldwide distribution rights to the MAA testing for off-farm laboratory testing.

- **Animal Welfare**

The recent out-breaks of BSE, foot and mouth disease (and wasting disease in the UK pig herds) has resulted in a significant drive to introduce stricter levels of control in all areas of the production cycle, from farm to the shop. Within this framework, Acute Phase Proteins have been identified as offering considerable benefit in assessing the health and welfare of animals on the farm, up to and including post-slaughter inspection at the processing plant. The current Tridelta tests can be used to assess the levels of these proteins, but can only be run in a laboratory setting. Tridelta has identified several alternative platform technologies which will allow for mass screening of animals at the processing plant as well as for use on the farm using simple, disposable point of care test formats.

- **C-Reactive Protein**

In human medicine C-reactive protein (CRP) is widely used in monitoring inflammation. Increasingly, it is now also used as a very important prognostic indicator for likely onset of cardiac problems, so that the role of the test has taken on greater significance. All existing commercially available tests for CRP are species specific, (i.e. a test for one species cannot be used for others) and rely on the use of antibodies for the detection and monitoring of CRP. However, Tridelta has discovered a novel technology that can detect CRP without the use of antibodies. Furthermore, the basic technology has the potential for use in detecting CRP from any species, so that one test will have multi-species application. While Tridelta ultimately plans to apply this new technology for use in widespread detection of CRP in animals of interest, the Company will sub-licence this technology for use in the field of human diagnostics. Current testing for CRP in human diagnostics is estimated to be worth US$200 million per annum. Patent applications for this technology have been filed.

- **Companion Animal Diagnostics**

It is estimated that there are 35 million domestic cats and dogs in Europe. The market for small/companion animal products is now worth more than US $2.5 billion annually when sales of therapeutics, diets and over the counter products are included. In the USA US$46.5 million is spent on two diagnostic products alone: canine heartworm (US$26.5 million) and feline leukaemia (US$20 million).

Veterinarians world-wide would be willing to offer an improved service if they had the technology available to them similar to their contemporaries in the human health care field. It is, therefore, a prime market for development, as the science and technology are understood and only need adaptation for use in the veterinary world. The additional expense of diagnostic tests is increasingly being covered by pet healthcare insurance, in addition the public are now demanding a more complete healthcare service and vets no longer have the financial constraints of the owner to consider.

Diagnostic tests can be broken down broadly into three market segments:

1. Enzymatic assays for enzymes and substrates, for example blood glucose.

2. Immunodiagnostics assays for proteins and hormones, for example thyroid activity.

3. Assays to detect pathogens, for example salmonella.

Kits for enzymatic assays are readily interchangeable between species and are available for the veterinary world. However, with immunodiagnostics, and in the case of some pathogens, the assays are species specific, and at present

most assays available to veterinary laboratories are human kits that are in some way adapted by the individual laboratories. This is far from satisfactory, often resulting in large variations in results. In some cases no animal assay is currently available.

Immunodiagnostics for companion animals (dogs, cats) are currently sent away to specialist centres for results. Therefore there is a major opportunity to develop a point of care system, which would enable the vet to perform these assays in the surgery. Tridelta has leveraged this opportunity and has signed an agreement with SCIL GmbH to develop such a point of care system.

SCIL GmbH is the second biggest company world wide in the supply of equipment and tests for the companion animal sector. SCIL has acquired the rights for a new immunological analyser, currently in development for use in the field of human diagnostics, and will focus the sale of this instrument towards private veterinary practices in the US and in Europe. Tridelta's agreement with SCIL is to develop and manufacture a range of assays for use on this analyser.

TriMed Research Inc.-The MAA Therapeutic

Following the initial discovery of the MAA protein, subsequent studies, performed in collaboration with researchers in the USA have demonstrated that the MAA protein has the potential for use in therapeutic treatment of intestinal infection. Additional patents have been filed to cover the MAA technology for these therapeutic applications. The discovery has resulted in the establishment of a joint venture company, TriMed Research Inc., between Tridelta and UNEMED, based in the University of Nebraska USA, to further develop this highly innovative discovery (Tridelta currently has a 45% holding in the TriMed operation). The company intends to focus the initial development programme on a treatment for intestinal infection in premature babies.

The disease, Necrotising Enterocolitis (NEC) is a significant problem in premature babies, and the number of cases is growing world wide as methods for treating infertility improve and multiple births become more common. There are no current treatments for this problem and it is anticipated that any successful treatment would receive "Orphan Drug" Status and could be fast-tracked to the market. It is estimated that the market opportunity for this treatment alone is worth in the region of US $150-$300 million annually.

TriMed is currently seeking funds in the US to take the development on to the next stage. The development time frame is estimated at between 5-7 years, but given the potential for orphan drug status, the Directors believe that the product could potentially reach the market in less than five years. Following initial launch for NEC treatment, the company's initial research indicates that the MAA therapeutic could be further developed for use in the treatment of a wide variety of other problems, with the potential for prophylactic treatment being developed for both human and veterinary healthcare.

This company is to be separately funded with Tridelta retaining an equity interest. It therefore represents a long-term opportunity for capital gain and/or dividend income.

3. The Products

Tridelta holds a number of exclusive worldwide licences both for its current products and the new technologies under development.

Tridelta has developed and is developing a number of products that it either sells under the Tridelta label or own label products for other companies (OEM).

(i) Tridelta Label

Current Products

Tridelta currently has five fully developed, revenue generating products, which make up its current "PHASE" range of acute phase protein assays.

"PHASE" Haptoglobin

The first product in Tridelta's range of Acute Phase Protein assays, "PHASE" Haptoglobin was released to the market ahead of schedule in January 1999. "PHASE" Haptoglobin is the first non-immunological, non-species specific, colorimetric assay for Haptoglobin. The assay was developed by Tridelta in conjunction with the University of Glasgow Veterinary Department and utilises the spectroscopic analysis of the haptoglobin-haemoglobin complex to produce an assay which can be used on a variety of automated analysers, allowing convenient, accurate and rapid analysis of specimens in large numbers. For the first time, workers are able to utilise a single assay, on a range of species. Prior to the introduction of "PHASE" Haptoglobin, pharmaceutical companies, for example, had to develop their own "in-house" immunological assay for haptoglobin, which, as well as being tedious and time consuming, had to be validated for each species involved and had to be further re-validated for each new batch of antiserum used.

The introduction of the "PHASE" range of assays has the potential to save pharmaceutical companies millions of pounds while at the same time, providing more precise data. The ease of use afforded by "PHASE" Haptoglobin has already led to its substitution of the old inferior technology.

Tridelta holds an exclusive licence for this technology worldwide and is currently successfully marketing the assay to pharmaceutical companies, universities, veterinary laboratories, food safety institutions and research facilities around the globe.

ELISA
Enzyme Linked Immuno Sorbent Assay

The SAA and CRP assays utilise the established ELISA principle as shown below;

Assay Principle



E
E
E
E
E
Clear
TMB
Blue Colour

-Antibodies bound to wells of an ELISA plate

-Sample is added
-Analyte binds to antibody

-Enzyme labelled antibody is added, binds to analyte

-TMB substrate is added, colour change is produced

The intensity of the colour produced is directly proportional to the amount of analyte present

"PHASE" Serum Amyloid A Assay

Tridelta introduced the "PHASE" Serum Amyloid A Assay in July 1999 and holds a worldwide licence for this ELISA technology (fig.1) developed by the University of Nebraska, Omaha, USA. The introduction of this second major Acute Phase Protein Assay, marketed to the same customer groups as the "PHASE" Haptoglobin Assay, further established Tridelta as a producer of leading edge, innovative diagnostic assays in the eyes of its customers.

Measurement of SAA had suffered from similar drawbacks to haptoglobin but with the introduction of the rapid, simple and convenient "PHASE" SAA, similar benefits have accrued to end-users: the assay is again multi-species, one assay can be used for a variety of subject animal species and validation, reproducibility and accuracy have again been removed as concerns from the diagnostic process.

The assay is being sold in increasing numbers to pharmaceutical companies, universities, veterinary laboratories, food safety institutions and research facilities worldwide.

In addition to the above multi-species tests, Tridelta have three species specific tests: -

"PHASE" Mouse Serum Amyloid A, this is a test specifically aimed at both academic and pharmaceutical research centres worldwide.

"PHASE" CRP-Canine is the first commercially available ELISA CRP (carbon-reactive protein) assay for dogs, with applications in both research and veterinary practice situations.

"PHASE" CRP-Porcine is the first commercially available ELISA CRP assay for pigs, which has applications in the food quality and animal welfare areas, as well as potential use in medical research.

Tridelta has recently been approached by Astra-Zeneca to develop several of Tridelta's "PHASE" assays, which they are already using routinely, into an automated form to allow for increasing usage.

Pipeline Products

Mastitis

Three market segments have been identified for the development of assays using Tridelta's proprietary MAA technology for on-farm testing.

Mastitis is recognised as a double edged sword for the dairy industry, affecting both the health and productivity of the affected animal and also the quality of the milk produced, which can lead to serious financial penalties and in extreme cases can result in discarding of the entire milk collection.

Recent independent research utilising Tridelta's leading edge MAA technology has been published and presented at the prestigious **International Symposium on Mastitis and Milk Quality conference, held in September 2001 under the auspices of the National Mastitis Council and the American Association of Bovine Practitioners.** Researchers from the United Kingdom and Sweden independently established that MAA appears in the milk of affected dairy cows in the presence of disease, stating:

"The results of this experiment show that acute phase proteins are a specific marker for infected mammary glands."

Additional research was carried out to establish the diagnostic significance of the MAA in the milk, with the researchers finding that:

"Results suggest that MAA may be useful as a diagnostic marker for clinical and possibly subclinical mastitis from approximately eight days after calving and possibly from around 3 days after calving."

"This study shows that Milk Amyloid A is a sensitive marker of inflammation also in milk."

Importantly, work was also carried out to establish the effectiveness of MAA when compared with current diagnostic methods, the results of which led the research groups to state:

"Cows that developed clinical mastitis showed an increase in MAA approximately 24 hours prior to an increase in SCC and 2-3 days prior to the detection of clinical signs. Measurement of MAA may lead to earlier diagnosis of mastitis that could lead to improved cure rates due to rapid use of appropriate therapy and also possibly increased sensitivity of detection of some pathogens."

"The levels of MAA in subclinical mastitis are approximately half those seen in clinical disease and the MAA were shown to correlate well with conventional markers of subclinical disease such as SCC."

(a) Bulk Tank Monitor

The herd is normally milked twice per day on a dairy farm and all milk is collected daily into a holding tank (the bulk tank) and held for shipment to the dairy by tanker; the frequency of tanker collection can vary. The quality of the milk depends on the incidence of mastitis in individual cows but the farmer must rely on a laboratory-based test to assess the milk quality. He has no control on the farm other than to rely on visual inspection of individual cows, and symptoms are only evident when an animal has clinical, but ***not*** subclinical mastitis. Tridelta has identified that the

monitoring of bulk tank MAA levels could provide the farmer with a daily assessment of his bulk tank milk, allowing him to take immediate action should he detect evidence of an outbreak of mastitis. Further studies are in progress to substantiate the use of the MAA protein for use in analysis of bulk tank milk. In addition, Tridelta has now identified a platform that will allow the Company to develop a bulk tank test for easy and simple use on the farm.

(b) Cow side test

Development of a prototype test for use "cow side" has commenced and is based on a simple "dip-stick" technology similar to that used for home-use pregnancy tests. The test will be aimed at identification of the infected cow(s) so that the farmer can isolate the animal(s) for treatment. Furthermore it will allow the farmer to redirect the milk away from the bulk tank, ensuring his Bulk Tank SCC is not compromised by infected animals.

The ability to identify specific animals with mastitis, and critically, which quarter is infected, will allow the farmer to treat the infected animal quickly so that milk produced returns to an acceptable quality for collection in the bulk tank. Over 70% of cows with high milk SCC do not have any clinical symptoms, thus rendering any visual inspection ineffective as a means of diagnosis.

In order to most effectively market the MAA based Bulk Tank and Cow-Side assays, the Company is seeking a marketing partner with a strong, existing presence and expertise within the target market place of the worldwide dairy industry.

(c) In-line sensors

Many dairy farms are moving to robotic milking machines, these machines remove the need for human intervention in the milking process. However, this introduces a new problem as it eliminates the current visual inspection of cows, either for swelling of the udder or for evidence of mastitis by examination of the milk. Tridelta, in collaboration with Sensortec/Fullwood UK (a major player in the robotic milking machine market) has identified a solution to this problem. The two companies have recently set up a joint development programme to develop an in-line sensor for the detection of MAA in milk, which can be incorporated into a robotic milking machine. As all animals are electronically tagged, any cow with raised MAA will be recorded and treatment can be appropriately administered following a review of the daily results. The in-line sensor will have significant additional application in conventional milking parlours where the "herring bone" systems still predominate as it will allow for automated mastitis monitoring in the manual system, alerting the dairyman to potential problems at an early stage.

(ii) OEM

Current Products

Biosource International Inc. ("Biosource")

Tridelta has a contract with Biosource for the supply of all of its Phase range products in component form which Biosource in turn assembles and markets under its own brand name, "Cytoscreen". This contract is expected to generate revenues of approx. €70,000 in the year 2003 with further growth expected in subsequent years.

Pipeline Products

SCIL

An agreement has been signed with SCIL to develop immunodiagnostic assays for companion animals. At the time of agreement, the deal was estimated to be worth an initial €250,000, with sales of the resulting tests to SCIL estimated to rise to €2.2million by the end of 2005. The agreement is to firstly develop the assays then to manufacture these assays specifically for SCIL, which will then market them under its own brand. Significant additional opportunities have been identified by application of the SCIL analyser coupled with Tridelta diagnostics in other areas of testing, including animal welfare monitoring in the production environment. SCIL plans to launch these products in the 1st quarter of 2004.

These pipeline technologies and products can be summarised as follows

New Product	*Market Area*	*Significant Benefits*
Bulk Tank Monitor	Dairy Farm	Allows farmer to monitor herd health and milk quality in "real time", giving control of quality to the farmer as well as providing a valuable measure of herd health.
Cow-Side Test	Dairy Farm	Allows farmer to carry out simple, accurate diagnostic test on suspect animals to detect and treat mastitis at an earlier time.
In-Line Sensor	Dairy Farm	Allows robotic milking machines to detect the presence of MAA automatically and provide a measure of both animal health and milk quality for robotic milking systems.
Animal Welfare Testing	Farms	Allows farmer and vet to carry out measurement of the health of an animal or number of animals to maintain best animal health and welfare.
Companion Animal Diagnostics	Veterinary Surgeon	Allows vets. to perform diagnostic measurements "in-house" as opposed to sending off samples for analysis to an outside laboratory.
New Technology CRP Assay	Human and Veterinary Medicine	Simple, improved assay which allows for multi-species analysis from single test kit.
MAA Therapeutics	Human and Veterinary Medicine	Potential new therapeutic candidate, which is anticipated to have therapeutic benefits in a number of human and veterinary disease areas.

4. SALES AND DISTRIBUTION

Tridelta is focused on the European and USA markets, with a developing presence in the Far East areas of Japan and Taiwan, where it is involved with a Government sponsored study in the animal welfare area. The Group currently operates on a worldwide stage through a network of 14 distributor companies and by directly marketing to customers. At present, sales are derived in approximately equal measure from distributor companies and direct sales. Tridelta currently has an established presence across the complete customer profile from individual veterinarians, through university and institutional laboratories, to all the major pharmaceutical companies. The distributor companies have autonomy of operation within their own country under guidance from Tridelta and supported by the team from Ireland with sales and marketing support through journal advertising, meeting attendance, exhibition attendance and sponsorship, sales lead co-ordination, research sponsorship and marketing materials.

In light of the products under development, the Group is also actively expanding its distributor network, seeking out companies which will be of value to this product range as well as being capable of expanding the market for its existing products.

The mastitis opportunity will achieve most rapid commercialisation by establishment of a strong strategic partnership. In this respect, Tridelta is negotiating with a number of agricultural diagnostic and pharmaceutical companies to find a strategic partner which will be responsible for the sales and marketing of the mastitis diagnostic products.

5. MARKETS

(i) Pharmaceutical Industry

Tridelta's current products are aimed at a number of different market sectors. The complete range of "PHASE" products are used by the pharmaceutical research sector as part of the drug development process. Among the many

companies using Tridelta assays, are the top five pharmaceutical companies in the world, namely Pharmacia, GlaxoSmithKline, Astra-Zeneca, Pfizer and Merck as well as other leading companies such as Pliva, Hoffman La Roche, Bristol Myers Squibb, and Aventis.

Trials begin at a very early stage in order that the potential of a new drug to cause toxic side effects can be investigated during development. Trials commence with laboratory animals including rodents and dogs before progressing to species in the ultimate target markets, either animals or humans, depending on the market sector. The "PHASE" range of products is critical in detecting undesirable inflammation or other side effects induced as a result of administration of the new chemical entity. In addition the tests are also highly beneficial in assessing the efficacy of new drugs to reduce inflammation. Successful treatment of an animal or human with new anti-inflammatory drugs will be reflected by a rapid decrease in the levels of detectable acute phase proteins.

(ii) Farm Animal Production

The health and welfare of farm animals has been identified as critical for the production of high quality, safe food products. The pressures to improve the whole production process are coming from several different directions:

- The consumer:
  who is demanding a safer, high quality product and is insisting that the health and welfare of farm animals is rigidly enforced.

- The retailers:
  who are cognisant of the consumer demands that the farms that supply them have good health and welfare practice.

- The production industry:
  which has seen massive reductions in income resulting from the recent BSE and Foot and Mouth outbreaks.

- The State:
  which has seen the importance of confirming the safety and quality of animals and the impact these factors have on exports.

In the agricultural sector where costs are very closely monitored, the Acute Phase Proteins can provide a very important tool in establishing that animals are produced under optimal conditions to ensure a high quality product for the consumer. Tridelta has identified this sector as one of the key strategic areas for future growth and believes that it offers significant potential for further development. The global market potential for application of the "PHASE" products in this sector is estimated by the directors to be €200 million per annum.

Experience gained through dealing with Marks and Spencer and in negotiations with other food retailers in other countries has indicated that the food retail industry is driven by the consumer's requirement for safe, healthy food produced in acceptable humane conditions and with due regard given to the health and welfare of farm animals. The concept of a Retailer being able to market Producer Animal Health and Welfare Assurance Schemes as an indicator of the Retailer's quality of product and concern for the welfare of the farm animals will increase the use of Acute Phase Protein testing on a regular basis on producer farms.

(iii) Academic Research Laboratories

Substantial levels of research are carried out globally in academic laboratories, state laboratories and private laboratories which involves the use of animal models and significant numbers of these use the "PHASE" range of products to facilitate their studies. Tridelta is continuing to focus its products in this market and sees considerable growth potential in the sector. Other areas identified for potential application of the existing range of products include, research into the growing use of animal organs for transplantation, the development of new food products for companion animals and the further penetration into the diverse field of inflammation research conducted world wide.

6. COMPETITION

Tridelta has a unique product line with little or no competition for the existing product range. The only competition in the area of APP is limited to a small number of non-specialist companies offering either individual products or obsolete technologies, which are now not widely used.

In the diagnosis of mastitis, all current diagnosis requires enumerating the somatic cell count and can only be performed in specialised laboratories with sophisticated equipment. There are no products for performing cell counts that are available for use on the farm. A simple cow side test is available which allows for subjective assessment of the status of udder health in cows. However, the test is highly subjective, is not sufficiently sensitive for all infections and cannot be used for in-line or bulk tank monitoring of milk quality. Alternative electronic test systems have been developed and marketed for use on the farm and are based on conductivity testing. However, this technology is not considered reliable and is not widely used. The company is not aware of any other technology that offers potential for use in bulk tank, cow side and in-line sensors. Patents have been filed to protect the MAA protein as a diagnostic tool in mastitis screening. The Directors are not aware of infringement of any other patents that could compromise the MAA technology.

Within the In-Surgery veterinary analyser market there are currently no "point of care" systems available for the vet to measure immunological parameters such as hormones and infectious diseases. With the aid of Tridelta's technology, SCIL will be addressing these issues.

7. CONTRACTS AND LICENCING AGREEMENTS

Set out below are the agreements and patents, for which Tridelta has an exclusive world wide licences.

- **Haptoglobin**
  On the 14th October 1999, Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non-transferable licence to use the patents and know how in relation to the assay for Haptoglobin. This agreement was updated on 31st January 2000.

- **Serum Amyloid A**
  On 30th March 1999, Tridelta entered into an agreement with Accuplex LLC (University of Nebraska) whereby Tridelta was granted an exclusive worldwide licence to possess and use cell lines for producing monoclonal antibodies for the measurement of Serum Amyloid A, an acute phase protein in humans and animals, together with information relating to the use of these antibodies.

- **BioSource International Inc.**
  On 21st June 1999, Tridelta entered into an agreement with BioSource International Inc. to supply a range of acute phase protein assays for re-labelling and sale by BioSource.

- **Canine C Reactive Protein**
  In June 1999, Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell products based on the assay for Canine C Reactive Protein ("CRP").

- **MAA and Mastitis**
  On the 9th of December 1999, Tridelta plc entered into in an agreement with Accuplex LCC (University of Nebraska) whereby Tridelta was granted a further worldwide exclusive licence by Accuplex to the patent application for diagnostic assays of MAA, a new acute phase protein, as a marker of mastitis.

- **Porcine C Reactive Protein**
  In March 2000, Tridelta entered into an agreement with Utrecht University whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell product based on the Porcine CRP using the novel antibodies for Porcine CRP developed by Utrecht University.

- **Haptoglobin and Mastitis**
  In May 2000, Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non-transferable licence to use the patents and know how in relation to the manufacturing, distribution, and selling of products derived from the patent and know how in respect of the use of Haptoglobin as a marker for Mastitis.

- **Therapeutic Application of the Mammary Amyloid A Protein**
  In 2000 Tridelta established a joint venture company, TriMed Inc. USA, in collaboration with The UNEMED Corporation, Nebraska, to develop and commercialise the recently discovered and proprietary therapeutic applications of the MAA protein.

- **Marks and Spencer**
  On the 26th April 2001, Tridelta entered into an agreement with Mark & Spencer plc to evaluate the use of Tridelta's novel Acute Phase Proteins (APP) assays in the development of quality assurance and animal welfare programme.

- **SCIL Animal Health GmbH**
  On the 27th December 2001, Tridelta entered into an agreement with SCIL to develop and manufacture a range of assay cartridges for SCIL's ImmunoLab Vet Analyser.

- **Sensortec Limited**
  On the 5th April 2002, Tridelta entered into an agreement with Sensortec to develop an on-line or off-line/hand-held system to measure Tridelta's proprietary MAA as a marker of mastitis in dairy cows.

8. THE DIRECTORS

Sean Henneberry, aged 62 Non-Executive Chairman

Sean, a chartered accountant brings a wealth of experience to the board in both a general business capacity and specifically in the dairy industry from his time as managing director of Maststock. Sean also holds a number of other chairmanships in both the public and private sections details for which can be found on Page 50 section 5(a) (1).

Brian Hett, aged 47, Chief Executive Officer

Brian is the founder of Tridelta. He is responsible for the general management of Tridelta with responsibility for its medium and long-term strategic planning. Prior to founding Tridelta, Brian was the sales and marketing director of Biotrin International plc (Biotrin), a venture capital funded company in the field of organ damage diagnostics. In this board position at Biotrin, Brian was responsible for the strategic direction of that company and was heavily involved in a successful IR£3.5 million (€4.4 million) fund-raising exercise.

Brian joined Biotrin from Boehringer Mannheim GmbH Germany (Boehringer) where he worked in the international strategic planning unit. During his seven-year tenure at Boehringer, he was General Manager of the diagnostic division of Boehringer Mannheim India Ltd. based in Bombay, having previously held senior management positions in the Middle East. He also spent two years with Abbott Laboratories Inc. in Saudi Arabia.

Brian also currently acts as an expert evaluator to the European Union in the assessment of scientific projects for funding applications. He has recently also been nominated to the industry group of the European Commission's Competitiveness in Biotechnology Advisory Group.

Brian gained a very solid grounding in the diagnostic industry at the beginning of his career whilst working as a medical laboratory scientific officer in the City Hospital Nottingham UK for nearly 6 years.

Kieran Walshe, aged 45, Executive Director

Kieran joined Tridelta shortly after its conception and was one of the two original co-investors. His principal responsibility is for the technical development of the Company as well as identifying new technologies and product ideas which add to the Company's growing product portfolio. Prior to setting up Tridelta he was responsible for running a contract product development operation based in the Biotechnology Centre, University College Dublin where he co-ordinated the development of a series of products for International Diagnostic operations based in Ireland .

Prior to joining UCD, Kieran was Production and Development Manager in Biotrin International, Dublin where his responsibilities included locating and setting up a new laboratory facility to comply with international quality requirements. He was instrumental in directing all new product development which led to the company establishing itself as a market leader in organ damage markers and infectious diseases.

Before joining Biotrin, he gained extensive product development and manufacturing experience working with Olympus Diagnostics, Co. Clare, Ireland. During this time he was involved in the development, scale-up and transfer to production of a range of membrane based diagnostic tests.

Kieran currently acts as an evaluator to Enterprise Ireland and Bioresearch Ireland, providing specific support in the technical and commercial evaluation of projects submitted for funding approval. He is also involved with a European consortium set up to establish international standards for use in quality control of diagnostic tests.

Paul Torgerson, aged 41, Non Executive Director

Paul is a fully qualified veterinarian and has recently been appointed Associate Professor at the University of Zurich, Switzerland. Prior to this appointment, Paul was a lecturer in Veterinary Parasitology at the Faculty of Veterinary Medicine, University College Dublin. Paul has previously held positions at Cambridge University in agricultural and food research during which time he gained a PhD in veterinary medicine. Paul also has several years' experience in mixed veterinary practices. Paul has over forty publications to his credit and is the co-author of "Microbial and Parasitic Diseases of the Dog and Cat". He is also an advisor to national and international bodies on parasitic disease control. Paul offers his considerable practical and theoretical veterinary knowledge to help the Group achieve its strategic goals.

Brian Flavin, aged 30, Non-Executive Director

Brian is a Chartered Accountant by profession and is a member of the Institute of Chartered Accountants in Ireland. He also holds a Bachelor of Commerce Degree from University College, Dublin. Brian has a diverse range of small business and multi-national business experience, gained in a variety of industries, including pharmaceuticals and drug development, industrial machinery and hi-tech printing. He has worked globally with Elan Corporation and with Caterpillar Inc. and has held a number of non-executive directorships with small private companies based in Ireland, including one start-up drug development company. Brian acts on the Board of the Company as nominee of Campus Companies Venture Capital Fund.

9. THE MANAGEMENT

Martin Gallagher- Marketing Manager

Martin joined Tridelta following extensive experience in the diagnostics, medical supply and ethical pharmaceutical industries as regional and national sales manager and marketing manager in both the United Kingdom and Ireland. Having worked for International companies such as Boeheringer Mannheim, GmbH, Abbott Laboratories Inc. Novo Nordisk Limited and Pfizer Inc, he has gained a wealth of experience across a diverse range of industry sectors and has an in-depth knowledge and understanding of the ethical pharmaceutical, diagnostic and medical supply markets.

In addition to the marketing of Tridelta's product range, he has responsibility for Tridelta's computer systems, having gained experience with computers throughout his career, as well as having worked for the Gateway computer company. Martin designs, maintains and manages Tridelta's web site.

Martin gained his grounding in diagnostics by virtue of spending seven years as a Medical Laboratory Scientific Officer in Scotland.

Ita Brady- Manufacturing Manager

Ita joined Tridelta to take responsibility for its manufacturing operation. Prior to joining Tridelta, Ita gained extensive manufacturing expertise working in both the production and quality divisions of Wyeth Medica Ireland Limited.

Ita has also spent several years working in the diagnostic industry with Biotrin International Limited where she was responsible for running the key immunoflourescent manufacturing side of the operation, from raw material generation through to final packaging of the finished product. Part of this work involved running cell culture operations to generate the raw materials essential for production of the company's principle product line, a function which also forms an integral part of Tridelta's manufacturing operation.

In the course of her industrial experience Ita was instrumental in establishing production activities to conform to the highest international standards, with the unit gaining ISO 9002 and full Food & Drug Administration accreditation. Ita's earliest scientific experience was acquired in the Irish Equine Centre in Naas Co. Kildare where she worked on the development of recombinant proteins for use as vaccines in Equine Herpes Virus, as well for use in diagnostic applications.

10. REASONS FOR THE OFFER AND ADMISSION

The Board believes that a trading facility through OFEX will raise the profile of the Company and provide a platform for the development of the Company's business by facilitating the raising of funds.

The proceeds of the Offer of approximately net €870,000 will be used by the Company to cover operating expenses and to provide working capital for the Company in the following key strategic areas of the business:

- Further development and expansion of the existing product lines, with potential for increasing business with major pharmaceutical companies and research institutions worldwide.
- Development of a new range of assays for use with a novel In-Surgery veterinary analyser in partnership with SCIL GmbH, the second largest veterinary diagnostic company in the world.
- Development of the market for Acute Phase Protein measurement in the field of Animal Welfare and Health Monitoring with implications for food safety.
- Development and commercialisation of the Company's patented discovery of the new Acute Phase Protein, Mammary Associated Amyloid A (MAA) for diagnostic purposes in the field of Bovine Mastitis. In addition, the Company will participate in its development as a therapeutic compound through its shareholding in TriMed.

Additional growth opportunities for the Company are expected to realise significant revenues with projected income by the end of 2005 from the Opportunity Areas of:

SCIL GmbH Partnership	€2.2million
Animal Welfare Market,	€2.8 million
Bovine Mastitis Diagnostics	€2.8 million

11. INFORMATION ABOUT THE OFFER

The Offer is conditional, inter alia, on the Company receiving the Minimum Subscription on or before 31st May 2003 (or such later date as the Company, and Acorn may agree but in any event not later than 25th June 2003), and application having been accepted for the shares to be traded on Ofex. Further details of the Offer for Subscription Agreement are set out in paragraph 8 of Part IV of this document.

Under the Offer for Subscription Agreement, Acorn has agreed to use its reasonable endeavours to procure subscribers for the Offer Shares.

12. TERMS OF THE OFFER

Up to 1,176,470 Ordinary Shares are being offered for subscription at Offer Price, to raise €1,000,000 before expenses. The net proceeds of the Offer assuming full subscription is achieved are estimated to be €870,000 after expenses.

The Offer is conditional upon the Company's application to join OFEX being accepted and upon valid applications being received for the raising of the Minimum Subscription before deduction of expenses. If applications for this amount are not received, cheques or bankers drafts received from applicants will be returned, or a cheque in favour of the first named applicant crossed "A/C payee" will be dispatched to the address of the first named applicant. No Ordinary Shares will be issued unless valid applications are received for such number of Offer Shares at the Offer Price as is equal to the Minimum Subscription. The Offer is underwritten to the Minimum Subscription. Applicants under the Offer may apply for a minimum of 4,000 Offer Shares (€3,400 or Stg £2,160) and thereafter in multiples of 500 Offer Shares. Applications must be made on the Application Form. Details of the procedure for application for Offer Shares are set out in the attached Application Form. The Directors reserve the right to reject in whole or in part or to scale down any application.

The subscription list will open at 10 am on 28th April 2003 and may be closed at any time thereafter but in any event no later than 3 pm on 31st May 2003, unless extended by the Directors to a date not later than 3 pm on 25th June 2003. The Offer Price is payable in full on application.

The Offer Shares will, following allotment, rank pari passu in all respects with the existing Ordinary Shares and will have the right to receive all dividends and other distributions hereafter declared, made or paid in respect of the issued Ordinary Shares.

A commission may be payable by the Company to recognised financial intermediaries who procure subsidiaries for ordinary shares to the Offer. Ordinarily this commission would not be more than 3%.

13. SHARE OPTIONS

In order to attract, motivate and retain key executives of the Company, the Company has adopted the Share Option Scheme, a summary of which is set out at paragraph 9 Part IV of this document. At the date of this document 278,833 options have been granted by the Company under this Share Option Scheme.

The maximum number of Ordinary Shares over which options may be granted pursuant to the Share Option Scheme shall not exceed the maximum set by the Irish Association of Investment Managers, being 10% of the issued Ordinary Share capital of the Company.

14. MARKETABILITY OF ORDINARY SHARES

It is intended that an application will be made for the Ordinary Shares in issue and to be issued pursuant to the Offer to be admitted to trading through OFEX and the Offer is conditional upon the grant of permission to trade the Ordinary Shares through OFEX being obtained. OFEX is a market operated by OFEX plc (which is part of the S J & S plc group of companies), which allows trading in the shares of unquoted companies. OFEX provides a facility for member firms to deal through an independent market maker (JP Jenkins Limited), and access to a comprehensive company information and announcement system provided by Newstrack which is presently distributed to Bloomberg, Primark and Reuters. Newstrack is an electronic news and information service for professional intermediaries that carries information on OFEX including mid-prices. Newstrack is available to private investors though the internet at www.ofex.co.uk.

Any individual wishing to buy or sell shares that are traded on the OFEX market must trade through a stockbroker (being a member of OFEX), as JP Jenkins Limited cannot deal directly with the public.

The share capital of the Company is not presently listed or dealt in on any stock exchange. It is emphasised that no application is being made for admission of these securities to AIM or the Official List.

15. DIVIDEND POLICY

The Offer Shares will, following allotment, rank pari passu in all respects with the existing Ordinary Shares and will rank in full for all dividends and other distributions declared, paid or made in respect of the Ordinary Shares. The Directors intend to commence the payment of dividends when it becomes commercially prudent to do so and subject to the availability of distributable reserves.

16. CORPORATE GOVERNANCE

The Board recognises the importance of sound corporate governance whilst taking into account the size and nature of the Group. As the Group grows, the Directors intend that the Group should develop policies and procedures which reflect the Principles of Good Governance and Code of Best Practice as published by the Committee on Corporate Governance chaired by Sir Ronald Hampel ("the Combined Code"), as are appropriate to a company of its size. The Board will take such measures, so far as is practicable, to comply with the Combined Code.

The Company intends to adopt a code of corporate governance practice embodying the principal tenets of the Combined Code which are relevant to the Company. Moreover, the Company has appointed an audit committee headed by the Chairman, to review the Company's compliance with the Combined Code at regular intervals, and a remuneration committee.

The Company has adopted and will operate a share dealing code for Directors and Existing Shareholders (in respect only of their shareholdings as at the date of this document) and applicable employees on the same terms as the former London Stock Exchange Model Code for companies whose shares have been admitted to AIM.

The Company has also undertaken that it will issue announcements via the OFEX Newstrack service.

17. CREST

CREST is the computer based system whose procedures enable title to securities to be evidenced and transferred without written instruments.

The Directors intend to apply for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place with in the CREST system if the relevant shareholders so wish.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Persons acquiring other shares as part of the offer may, however, elect to receive them in uncertificated form if they are a "system member".

18. RISK FACTORS

In addition to the other information set out in this document, the following specific factors should be considered carefully in evaluating whether to make an investment in the Company. The investment offered in this document may not be suitable for all of its recipients. If you are in any doubt about the action you should take, you should consult a person authorised under the Financial Services and Markets Act, 2000, in the UK or in Ireland your stockbroker, bank manager, accountant, solicitor or other independent adviser authorised or exempted under the Investment Intermediaries Act, 1995 or the Stock Exchange Act, 1995 who specialises in advising on the acquisition of shares and other securities.

The Directors believe the following risks to be the most significant for potential investments.

- The Group has a small management team and the loss of a key individual could affect the Company's business. Whilst the Company has entered into service agreements with the executive directors and they are shareholders in the Company, the retention of their services cannot be guaranteed.
- The Group's plan of operation is based on assumptions concerning future events that on the basis of information to date the Directors believe to be reasonable but which are subject to uncertainty and change. There is no certainty that the Group's strategy will be realised or that it will achieve the sales and profits stated in the illustrative financial projections.
- Tridelta's products are based on proven technology and satisfied customers testify to their performance and reliability. Nevertheless, management estimates of future sales are based on their subjective assessments of the likely level of interest in the products from potential purchasers. These estimates are inevitably subject to error.
- Tridelta will carry out business with non-Irish based parties and may consequently be exposed from time to time to foreign currency exchange rate fluctuations.
- Tridelta uses patented technology and whilst registration is an indication of the existence of a patent, it does not verify the validity of such rights. While the Directors have endeavoured to establish that these patents do not infringe existing parents no guarantee can be given that this is the case.
- The Group competes in a global market. Success will largely depend on the ability of the management team to motivate its overseas distributors and harness their energies into selling the Company's products.
- The Company may require further funding beyond the Offer to take advantage of further opportunities as they present themselves. There is no guarantee available that such funds will be forthcoming.
- There is a risk that another company with better funding and a more attractive position in the competing global market might develop alternative technologies which may adversely affect the Group's success.
- The continued membership of OFEX is entirely at the discretion of OFEX plc. Admission to OFEX should not be taken to imply there will be a "liquid" market or any market in the Ordinary Shares. An investment in the Ordinary Shares may therefore be difficult or even impossible to realise. The value of the Ordinary Shares may go down as well as up. Investors may therefore realise less than their original investment, or sustain a total loss of their investment.

PART II – ACCOUNTANTS' REPORT

A. ACCOUNTANT'S REPORT ON TRIDELTA PLC

10 April 2003

The Directors
Tridelta plc
48, Main Street
Bray
Co. Wicklow
Ireland

The Directors
Acorn Corporate Finance Limited
Bollin House
Riverside Park
Wilmslow
Cheshire SK 9 1DP
UK

Dear Sirs,

Re: Tridelta plc

We have been requested to provide a report under the Public Offers of Securities Regulations 1995 of the U.K., as to the financial position of Tridelta plc ("the Company"). This financial information has been prepared for the inclusion in the Prospectus of the Company to be dated 25th April 2003 ("the Prospectus").

Introduction

On 23 May 2002, the Company was incorporated as a public limited company.
On incorporation, the Company had an authorised share capital of €1,000,000 divided into 1,000,000 ordinary shares of €1 each of which 7 were in issue, credited as fully paid. The following changes to share capital have taken place.

(i) On 8 October 2002, each Ordinary Share was subdivided into 10 Ordinary Shares of €0.10each.

(ii) On 8 October 2002, the Company acquired the entire issued share capital of Tridelta Development Limited, except for 50,000 Preference Shares of €1.269738, and in consideration issued 4,042,284 ordinary shares in the Company, credited as fully paid.

(iii) On 9 October 2002, the Company issued a further 327,040 Ordinary Shares at a premium of €0.60 per share.

(iv) On 12 November 2002, the Company issued a further 70,000 Ordinary Shares at a premium of €0.60 per share.

No statutory financial statements have been prepared, audited or filed with the Registrar of Companies and no dividends have been declared or paid since incorporation. The financial information set out below is for the period from incorporation to 10 April 2003 and has been prepared for the purposes of this document. Other than acquiring the issued Ordinary Share capital of Tridelta Development Limited, issuing the shares as set out above and entering into contracts pursuant to the issue of the Prospectus, the Company has not traded. Consequently, no profit and loss account has been included in the financial information.

Responsibility

Such financial information is the responsibility of the directors of the Company who approved its issue.

The directors of the Company are responsible for the contents of the Prospectus dated 25th April 2003 in which this report is included.

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

Opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

In forming our opinion, we have considered the adequacies of the disclosures made in this report concerning the basis on which the accounts have been prepared on an ongoing basis, and in particular the fundamental accounting concept described in the Accounting Policies. Our opinion is not qualified in this respect.

In our opinion, the financial information set out below gives, for the purpose of the Prospectus, a true and fair view of the state of affairs of the Company at 10 April 2003.

ACCOUNTING POLICIES

The significant Accounting Policies adopted by the company are as follows:

Historical Cost Convention

The financial statements are prepared under the historical cost convention.

Investments

Fixed asset investments are stated at cost less provision for permanent diminution in value.

TRIDELTA PLC

Balance Sheet as at 10 April 2003

	€
Fixed Assets	
Investments	404,286
Current Assets	
Loan to Tridelta Development Limited	271,884
Cash at bank	810
	272,694
Current Liabilities	
Accrued expenses	66,573
Net current assets	206,121

Net Assets	610,407
Capital and reserves	
Issued Share Capital	443,939
Share Premium	166,468
Shareholders' funds	610,407

NOTES TO THE BALANCE SHEET

Investments

This represents the cost of acquisition of the entire issued ordinary share capital of Tridelta Development Limited acquired on 8 October 2002.

Share Capital

Authorised	€
10,000,000 Ordinary Shares of €0.10 each	1,000,000
Issued	€
4,439,394 Ordinary Shares of €0.10 each	443,939
Share Premium Account	€
Premium of €0.60 on 397,040 Ordinary Shares	238,224
Less: expenses to date re flotation	(71,756)
	166,468

CONSENT

We consent to the inclusion in the Prospectus of this report and accept responsibility for this report for the purposes of paragraph 45(1) (b) (iii) of Schedule 1 to the Public Offers of Securities Regulations 1995 of the U.K..

Yours faithfully,

Hamill Spence O'Connell
Chartered Certified Accountants and Registered Auditors

B. ACCOUNTANT'S REPORT ON TRIDELTA DEVELOPMENT LIMITED

10 April 2003

The Directors
Tridelta Development Limited
48, Main Street
Bray
Co. Wicklow
Ireland

The Directors
Acorn Corporate Finance Limited
Bollin House
Riverside Park
Wilmstow
Cheshire SK9 1DP
UK

Dear Sirs,

Re: Tridelta Development Limited

Introduction

We report on the financial information set out below relating to Tridelta Development Limited ("Tridelta").This financial information has been prepared for the inclusion in the Prospectus of Tridelta plc to be dated 25th April 2003 ("the Prospectus).

Basis of Preparation

The financial information set out below is based on the audited financial statements of Tridelta Development Limited for the years ended 31 December 1999-2002.

Tridelta is exempted from preparing cash flow statements.

Responsibility

The financial statements are the responsibility of the directors of Tridelta who approved their issue.

The directors of Tridelta plc are responsible for the contents of the Prospectus dated 25th April 2003 in which this report is included.

It is our responsibility to compile the financial information set out in the report from the statutory financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements for each of the years ended 31 December 1999 to 2002 underlying the financial information. It also included an assessment of the significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to Tridelta's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

In forming our opinion, we have considered the adequacies of the disclosures made in this report concerning the basis on which the accounts have been prepared on an ongoing basis, and in particular the fundamental accounting concept described in the Accounting Policies. Our opinion is not qualified in this respect.

Opinion

In our opinion, the financial information set out below gives, for the purpose of the Prospectus, a true and fair view of the results and total recognised gains and losses of Tridelta for each of the years ended 31 December 1999 to 2002 and of the state of affairs of Tridelta at the end of each of those periods.

Consent

We consent to the inclusion of this report in the Prospectus dated 25th April 2003, and accept responsibility for this report for the purposes of paragraph 45(1) (b) (iii) of Schedule 1 to the Public Offers of Securities Regulations 1995 of the U.K.

Yours faithfully,

Hamill Spence O'Connell
Chartered Certified Accountants and Registered Auditors

PROFIT AND LOSS ACCOUNT

The profit and loss account of Tridelta for each of the years ended 31 December 1999 to 2002 are set out below:

	Notes	2002 €	2001 €	2000 €	1999 €
TURNOVER	2	481,813	406,159	235,873	105,089
COST OF SALES		(123,979)	(12,507)	(62,392)	(16,041)
GROSS PROFIT		357,834	393,652	173,481	89,048
Staff costs		(325,942)	(319,655)	(260,154)	(147,635)
Depreciation and amortisation		(46,539)	(32,226)	(29,594)	(16,425)
Other operating charges		(268,229)	(207,248)	(148,492)	(183,468)
Operating (loss)		(282,876)	(165,477)	(264,759)	(258,481)
Interest receivable		-	799	4,641	-
Interest payable and similar charges	4	(6,861)	(1,974)	(2,579)	(1,436)
(Loss) on ordinary activities before tax	5	(289,737)	(166,653)	(262,697)	(259,917)
Taxation on ordinary activities	6	-	-	-	-
Dividends	7	(19,102)	(28,569)	-	-
(Loss) for the financial period		(308,839)	(195,222)	(262,697)	(259,917)
Prior Year Adjustment	8	(122,375)			
Retained Earnings		(431,214)	(195,222)	(262,697)	(259,917)

The operating losses for the periods arise from Tridelta's continuing operations.

No separate Statement of Total Recognised Gains and Losses has been presented as all such gains and losses have been dealt with in the Profit and Loss Account.

BALANCE SHEET

The balance sheets of Tridelta as at each 31 December 1999 – 2002 are set out below:

	Notes	2002 €	2001 €	2000 €	1999 €
FIXED ASSETS					
Intangible assets	9	127,862	90,953	91,184	-
Tangible assets	10	73,417	56,475	67,595	74,450
Financial assets	11	420	420	420	-
		201,699	147,848	159,158	74,450
CURRENT ASSETS					
Stocks	12	99,384	106,878	40,522	22,595
Debtors	13	155,546	162,872	202,136	37,147
Cash at bank and in hand		7,503	35,243	132,303	14,569
		262,433	304,992	374,961	74,311
CREDITORS (amounts falling due within one year)	14	(535,259)	(109,382)	(103,357)	(26,687)
NET CURRENT ASSETS		(272,826)	195,611	271,605	47,624
TOTAL ASSETS LESS CURRENT LIABILITIES		(71,127)	343,459	430,803	122,074
CREDITORS (amounts falling due after more than one year)	15	(24,343)	(7,717)	(26,813)	(5,204)
NET ASSETS EMPLOYED		(95,470)	335,742	403,990	76,870
CAPITAL AND RESERVES					
Called up share capital	16	160,955	737,021	673,534	101,874
Share premium account	17	948,224	308,671	308,671	290,514
Redeemable Loan Stock	18	-	63,487	-	-
Profit and loss account		(1,204,649)	(773,437)	(578,215)	(315,517)
SHAREHOLDERS' FUNDS – ALL EQUITY		(95,470)	335,742	403,990	76,870

NOTES TO THE FINANCIAL STATEMENTS

1. **Accounting Policies**

The significant Accounting Policies adopted by Tridelta are as follows:

Historical Cost Convention

The financial statements are prepared under the historical cost convention.

Intangible Fixed Assets

Intangible fixed assets consists of Licenses and Patents and are stated at cost.

Provision is made for amortisation on intangible assets at rates calculated to write off the cost over the life of the License Agreements on a straight line basis.

Tangible Fixed Assets

All tangible fixed assets are stated at cost.

Provision is made for depreciation on tangible assets at rates calculated to write off the cost or valuation, less estimated residual value, of each asset over its expected useful life on a straight line basis as follows:

Equipment	15	% per annum
Office Equipment	20	% per annum
Fixtures & Fittings	15	% per annum

Stocks

Stocks are valued on the first-in, first-out basis, at the lower of cost and net realisable value.
Cost represents invoice price. Net realisable value represents estimated net selling price, less all costs of completion and sale.

Cash Flow Statements

The company has availed of the exemption in Financial Reporting Standard 1 'Cash Flow Statements' in relation to small companies and on that basis has not produced a Cash Flow Statement.

Foreign Currencies

Transactions denominated in foreign currencies relating to revenues, costs and non-monetary assets are translated in to Irish Pounds at the rates of exchange ruling on the dates on which the transactions occurred.

Monetary assets and liabilities denominated in foreign currencies are translated into Irish Pounds at the rates of exchange ruling at the balance sheet date. The resulting profits or losses are dealt with in the profit and loss account.

Pension Costs

Retirement benefits to the executive directors are funded by contributions from Tridelta. Payments are made to a pension trust which is financially separate from Tridelta.

Research and Development

Research and Development costs are charged to the profit and loss account in the year in which the expenditure is incurred.

Government Grants

Revenue grants receivable are credited to the profit and loss account in the year in which the related expenditure is incurred.

2. **TURNOVER**

Turnover comprises the invoiced value of goods supplied by Tridelta, exclusive of trade discounts and value added tax.

3. **EMPLOYEE INFORMATION**

The average number of persons employed by Tridelta during the year was as follows:

	2002	2001	2000	1999
Managing	2	2	2	2
Administrative and distribution	2	3	4	2
Production	5	5	4	3
	9	10	10	7

The costs incurred in respect of these employees were:

	2002 €	2001 €	2000 €	1999 €
Wages and salaries	295,351	295,165	234,801	134,342
Social welfare costs	18,315	12,942	14,227	4,402
Pension costs	12,276	11,548	11,125	8,891
	325,942	319,655	260,153	147,635
Directors (included in above)				
Emoluments (including salaries, bonuses, pensions and benefits in kind)	118,068	143,763	94,881	90,912

4. **INTEREST PAYABLE AND SIMILAR CHARGES**

	2002 €	2001 €	2000 €	1999 €
Bank Loans, Overdrafts and Other Loans:				
Bank interest	4,030	1,488	1,644	890
Finance lease interest	2,831	486	935	546
	6,861	1,974	2,579	1,436

5. **OPERATING LOSS**

	2002 €	2001 €	2000 €	1999 €
The operating loss is stated after charging:				
Depreciation and amortisation	46,539	32,226	29,594	16,428

Auditors' remuneration and after crediting:	6,693	4,009	3,174	1,524
Grants receivable	-	37,729	114,293	-

6. **TAXATION**

No taxation has been provided due to losses.

7. **DIVIDENDS**

	2002 €	2001 €	2000 €	1999 €
Provision for preference share dividend	19,102	28,569	-	-

8. **PRIOR YEAR ADJUSTMENT (See also note 17)**

A prior year adjustment arises due to a change in the method used for determining cost of stocks as well as a revision of accrual of expenses.

9. **INTANGIBLE FIXED ASSETS**

	Licenses & Patents	Licenses & Patents	Licenses & Patents	Licenses & Patents
	2002 €	**2001** €	**2000** €	**1999** €
Cost:				
At beginning of year	112,315	101,315	-	-
Additions	53,489	11,000	101,315	-
At end of year	165,804	112,315	101,315	-
Amortisation:				
At beginning of year	21,362	10,131	-	-
Charge for year	16,580	11,231	10,131	-
At end of year	37,942	21,362	10,131	-
Net book value at end of year	127,862	90,953	91,184	-

10. **TANGIBLE FIXED ASSETS**

1999	Equipment	Fixtures and Fittings	Total
	€	€	€
Cost:			
At beginning of year	5,174	-	5,174
Additions	84,469	2,670	87,139
At end of year	89,644	2,670	92,314
Depreciation:			
At beginning of year	1,436	-	1,436
Charge for year	16,028	400	16,428

At end of year	17,464	400	17,864
Net book value at end of year	72,180	2,270	74,450

2000	Equipment	Fixtures and Fittings	Total
	€	€	€
Cost:			
At beginning of year	89,644	2,670	92,314
Additions	12,546	61	12,607
At end of year	102,190	2,731	104,921
Depreciation:			
At beginning of year	17,464	400	17,864
Charge for year	19,052	410	19,462
At end of year	36,516	810	37,326
Net book value at end of year	65,673	1,921	67,594

2001	Equipment	Fixtures and Fittings	Total
	€	€	€
Cost:			
At beginning of year	102,190	2,731	104,921
Additions	9,799	77	9,876
At end of year	111,988	2,809	114,797
Depreciation:			
At beginning of year	36,516	810	37,326
Charge for year	20,574	422	20,996
At end of year	57,090	1,232	58,322
Net book value at end of year	54,898	1,577	56,475

2002	Equipment	Fixtures and Fittings	Total
	€	€	€
Cost:			
At beginning of period	111,989	2,809	114,798
Additions	40,215	6,685	46,900
At end of period	152,204	9,494	161,698
Depreciation:			
At beginning of period	57,088	1,232	58,320
Charge for period	28,537	1,424	29,961

At end of period	85,625	2,656	88,281
Net book value at end of period	66,579	6,838	73,417

11. **FINANCIAL FIXED ASSETS**

	Unlisted €	Total €
Cost:		
At beginning and end of period	420	420

The above investment represents 35% of the shareholding of Tri-Med Research Inc. This company is incorporated in the United States and has a total issued share capital of 1,000 shares of $1 each.

12. **STOCKS**

	2002 €	2001 €	2000 €	1999 €
Raw materials and consumables	99,384	106,878	40,522	22,595

13. **DEBTORS**

	2002 €	2001 €	2000 €	1999 €
Amounts falling due within one year:				
Trade debtors	127,714	136,281	84,584	34,564
Other debtors	18,767	26,400	18,824	2,393
Prepayments and accrued income	9,065	190	98,728	190
	155,546	162,872	202,136	37,147

14. **CREDITORS (amounts falling due within one year)**

	2002 €	2001 €	2000 €	1999 €
Bank loans and overdrafts	19,736	7,185	36,097	-
Trade creditors	105,284	54,736	44,828	10,913
Obligations under finance leases	12,881	5,973	12,508	8,660
Taxation and social welfare	13,554	7,056	5,403	4,257
Accruals & other creditors	64,246	5,862	4,520	2,857
Amounts owed to group companies	271,884	-	-	-
Provision for preference share dividend	47,674	28,569	-	-
	535,259	109,382	103,357	26,687

15. **CREDITORS (amounts falling due after more than one year)**

	2002 €	2001 €	2000 €	1999 €
Bank loans	2,655	7,717	22,090	27,844
Obligations under finance leases	21,688	-	4,723	17,360
	24,343	7,717	26,813	45,204

16. CALLED UP SHARE CAPITAL

	2002 €	2001 €	2000 €	1999 €
AUTHORISED:				
Ordinary shares of €0.1269738 each (2001 and prior €1.269738 each)	634,869	634,869	634,869	634,869
'A' ordinary shares of €1.269738 each	571,382	571,382	571,382	571,382
Preference shares of €1.269738 each	63,487	63,487	63,487	63,487
Cumulative Redeemable Preference shares of €1.269738 each	634,869	634,869	634,869	-
	1,904,607	1,904,607	1,904,607	1,269,738

ALLOTTED, CALLED-UP AND FULLY PAID:

	2002 €	2001 €	2000 €	1999 €
Ordinary shares of €0.1269738 each (2001 and prior €1.269738 each)	97,168	34,826	34,826	34,559
A ordinary share Capital of €1.269738 each	-	3,838	3,838	3,828
Preference shares of €1.269738 each	63,487	63,487	63,487	63,487
Cumulative Redeemable Preference Shares of €1.269738 each	-	634,870	571,382	-
	160,655	737,021	673,534	101,874

Options have been granted over 1,755 ordinary shares in the Capital of Tridelta.
In addition, Tridelta has approved an Executive Share Option Scheme under which a maximum of 1,591 additional ordinary shares may be issued in the Capital of Tridelta.

Issue of shares 1999

On 15 February 1999, 871 Ordinary shares of €1.269738 each were allotted for cash of €28,478.

On 15 April 1999, 3,023 'A' Ordinary shares of €1.269738 each were allotted for cash of €95,230.

On 30 June 1999, 3,023 Ordinary shares of €1.269738 each were allotted for cash of €95,230.

On 30 June 1999, 50,000 preference shares of €1.269738 each were allotted for cash of €63,487.

Issue of shares 2000

On 28 March 2000, 219 Ordinary shares of €1.269738 each were allotted for cash of €18,397.

On 20 April 2000, 400,000 5% Cumulative redeemable preference shares of €1.269738 each were allotted for cash of €507,895.

On 31 July 2000, 50,000 5% Cumulative redeemable preference shares of €1.269738 each were allotted for cash of €63,487.

Issue of shares 2001

On 05 March 2001, 50,000 5% Cumulative redeemable preference shares of €1.269738 each were allotted for cash of €63,487.

Rights of shares

Ordinary shares and 'A' ordinary shares carry equal voting rights.

Post balance sheet

On 8 October 2002, 3,023 'A' ordinary shares were converted into 3,023 ordinary shares of €1.269738 each.

On 8 October 2002, 23,077 issued cumulative redeemable preference shares were converted into 669 ordinary shares of €1.269738 each and a premium thereon of €42.52958 each.

On 8 October 2002, 100,000 issued cumulative redeemable preference shares were converted into 2,810 ordinary shares of €1.269738 each and a premium thereon of €43.196669 each.

On 8 October 2002, 100,000 issued cumulative redeemable preference shares were converted into 2,897 ordinary shares of €1.269738 each and a premium thereon of €42.559672 each.

On 8 October 2002, 276,923 issued cumulative redeemable preference shares were converted into 8,022 ordinary shares of €1.269738 each and a premium thereon of €42.56218 each.

On 8 October 2002, the ordinary shares of €1.269738.27 were sub-divided into 10 ordinary shares of €0.1269738 each.

On 8 October 2002, all issued ordinary shares were acquired by Tridelta plc.

17. STATEMENT OF MOVEMENT ON RESERVES

	Share Premium €	Profit & Loss €
Balance at 1 January 1999	80,355	(55,601)
Retained (loss) for year		(259,917)
Premium on shares issued during year	210,159	
Balance at 1 January 2000	290,514	(315,517)
Retained (loss) for year		(262,697)
Premium on shares issued during year	18,157	
Balance at 1 January 2001	308,671	(578,215)
Retained (loss) for year		(195,223)
Premium on shares issued during year	-	
Balance at 1 January 2002	308,671	(773,435)
Prior year adjustment		(122,375)
Retained (loss) for year		(308,839)
Premium on shares converted during period	639,553	
Balance at 31 December 2002	948,224	(1,204,649)

On 8 October 2002, following the restructuring of the shares in Tridelta, an additional €639,553 was transferred from the issued share capital to the share premium account.

18. REDEEMABLE LOAN STOCK

On 8 October 2002, the cumulative convertible redeemable loan stock was converted to 319,131 ordinary shares of €0.1269738 each at a premium of €0.071963 each.

19. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2002	2001	2000	1999
	€	€	€	€
(Loss) for the financial year	(308,839)	(195,222)	(262,697)	(259,917)
Proceeds from issue of shares	-	63,488	589,817	282,428
Proceeds from redeemable loan stock	-	63,488	-	-
Net increase/ (decrease) in funds	(308,839)	(68,246)	327,120	22,511
Opening shareholders' funds	335,744	403,990	76,870	54,359
Prior year adjustment	(122,375)	-	-	-
Closing shareholders' funds	(95,470)	335,744	403,990	76,870

20. CONSENT

We consent to the inclusion in the Prospectus of this report and accept responsibility for this report for the purposes of paragraph 45(1) (b) (iii) of Schedule 1 to the Public Offers of Securities Regulations 1995 of the U.K.

Yours faithfully,

Hamill Spence O'Connell
Chartered Certified Accountants and Registered Auditors

PART III – ILLUSTRATIVE FINANCIAL PROJECTIONS

	2000	2001	2002	2003	2004	2005
Sales						
APP	€ 235,873	€ 353,963	€ 434,566	€ 660,740	€ 805,379	€ 1,088,826
SCIL			€ 0	€ 0	€ 1,150,500	€ 2,224,300
Mastitis			€ 7,200	€ 289,675	€ 1,539,375	€ 2,808,125
Animal Welfare			€ 40,047	€ 140,970	€ 1,295,400	€ 2,781,300
Development Agreements		€ 52,196		€ 125,000		
Total Turnover	**€ 235,873**	**€ 406,159**	**€ 481,813**	**€ 1,216,385**	**€ 4,790,654**	**€ 8,902,551**
Cost of Sales	€ 62,392	€ 23,738	€ 123,979	€ 245,488	€ 1,676,309	€ 3,154,503
Gross Margin	**€ 173,481**	**€ 382,421**	**€ 357,834**	**€ 970,897**	**€ 3,114,345**	**€ 5,748,048**
Operating Expenses						
Sales and Marketing	€ 74,424	€ 85,402	€ 94,641	€ 201,434	€ 254,350	€ 316,571
R&D	€ 154,904	€ 164,899	€ 94,262	€ 430,360	€ 435,360	€ 490,735
Manufacturing	€ 72,578	€ 119,608	€ 165,512	€ 277,758	€ 576,483	€ 1,021,313
Admin	€ 134,272	€ 179,165	€ 293,156	€ 367,018	€ 589,877	€ 833,327
Total	**€ 436,178**	**€ 549,074**	**€ 647,571**	**€ 1,276,570**	**€ 1,856,070**	**€ 2,661,946**
Net Profit (Loss)	**(€ 262,697)**	**(€ 166,653)**	**(€ 289,737)**	**(€ 305,673)**	**€ 1,258,275**	**€ 3,086,102**
Tax						€ 283,405
Dividends on Preference Shares		(€ 28,569)	(€ 19,102)			
PAT	**(€ 262,697)**	**(€ 195,222)**	**(€ 308,839)**	**(€ 305,673)**	**€ 1,258,275**	**€ 2,802,697**
Prior Year adjustment			(€ 122,375)			
Cumulative Retained Earnings	(€ 578,214)	(€ 773,436)	(€ 1,204,650)	(€ 1,510,323)	(€ 252,048)	€ 2,834,054

MAIN ASSUMPTIONS

- The Company's current products will continue to grow at a planned rate of 30%.
- Sales from the company's mastitis range will be established for routine application on completion of current trials. In addition, the company aims to bring its milk quality detection system to market by the end of 2003.
- In the absence of unforeseen external influence e.g. Foot and Mouth, BSE etc, the animal welfare market will develop as planned.
- SCIL GmbH will successfully launch its new Immunoanalyser in 2004.
- Inflation in Ireland will remain below 5% and therefore there will be no substantial increase in labour costs.
- The Company will continue its successful policy of acquiring and developing novel technologies.

LETTER FROM REPORTING ACCOUNTANTS AND ILLUSTRATIVE FINANCIAL PROJECTIONS

10 April 2003

The Directors
Tridelta plc
48, Main Street
Bray
Co. Wicklow
Ireland

Dear Sirs,

Re: Tridelta plc

Introduction

We refer to the illustrative financial projections concerning Tridelta plc ("The Company") for the years ending 31 December 2005 as set out on page 39 of the prospectus ("The prospectus") relating to the admission of the entire issued share capital of the Company to trading on OFEX.

Responsibility

The illustrative financial projections are based on assumptions made by the Directors of the Company, for which they are solely responsible, and which cannot be confirmed or verified in the same way as past results. It should be appreciated that the projections have been prepared for the purposes of illustration and do not constitute a forecast. We express no opinion as to the validity of the assumptions on which the projections are based.

Basis of opinion

We have reviewed the accounting policies and calculations adopted in arriving at the illustrative financial projections of the Company for the years ending 31 December 2005.

Opinion

In our opinion, the illustrative financial projections, so far as the accounting policies and calculations are concerned, have been properly compiled on the bases and assumptions made by the Directors, as set out in the Prospectus, and are presented on a basis consistent with the accounting policies normally adopted by the Company.

Yours faithfully,

Hamill Spence O'Connell
Chartered Certified Accountants and Registered Auditors

LETTER FROM REPORTING ACCOUNTANTS AND WORKING CAPITAL REQUIREMENTS

10th April 2003

The Directors
Tridelta plc
48, Main Street
Bray
Co. Wicklow
Ireland

The Directors
Acorn Corporate Finance Limited
Bollin House
Riverside Park
Wilmstow
Cheshire SK9 1DP
England

Dear Sirs,

Re: Tridelta plc

We refer to the illustrative financial projections concerning Tridelta plc ("The Company") for the years ending 31 December 2005, as prepared by the Directors and for which the Directors are solely responsible.

We have considered the Company's Working Capital Requirements as envisaged in the Projections and we concur with the Directors conclusions that, assuming the Minimum Subscription of €600,000 is achieved, the Company will have sufficient working capital for its present requirements that is at least 12 months from completion of the Offer.

Yours faithfully,

Hamill Spence O'Connell
Certified Accountants and Registered Auditors

DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

"Acceptance"	acceptance by Ofex of the application for Admission;
'Accountant's Report"	the accountant's report on the Company set out in Part II of this document;
"Acorn"	Acorn Corporate Finance Limited;
"Acorn Option"	the option to be issued to Acorn (conditional on Admission) in respect of 5% of the fully diluted share capital of the Company on Admission on the terms and conditions set out in an Option Agreement dated 16th April 2003 made between the Company and Acorn;
'Acts"	the Companies Acts, 1963 to 2001 of Ireland;
"Admission"	the admission of the entire issued ordinary share capital of the Company, issued and to be issued pursuant to the Offer, to trading through OFEX;
"AIM"	the Alternative Investment Market of the London Stock Exchange;
"Application Form"	the application form for use in connection with the Offer set out at the end of this document;
"Board" or 'Directors"	the board of directors of the Company;
"Company"	Tridelta plc;
"Corporate Advisers Agreement"	the agreement dated 5th March 2002 between the Company and Acorn, further details of which are set out in paragraph 16, Part IV of this document;
"CREST"	the relevant system (as defined in the Regulations) in respect of which CREST Co Limited is the operator (as defined in the Regulations);
"Existing Shareholders"	the holders of the Existing Shares;
"Existing Shares"	all Ordinary Shares held by the shareholders in the Company prior to the Interim Funding;
"Group"	the Company and Tridelta Development Limited;
"Interim Funding"	the funding provided by institutional and private investors on the 9th October 2002 and 12th November 2002 to support the ongoing development of the Company in return for which 397,040 share warrants and Ordinary Shares were issued;
"Interim Funding Shareholders"	the holders of those Ordinary Shares allotted on the 9th October 2002 and the 12th November 2002 in consideration for the Interim Funding;
"Ireland"	Ireland, excluding Northern Ireland and the word "Irish" shall be construed accordingly;
"Minimum Subscription"	€600,000;

"OFEX"	a market operated by OFEX plc, a member of the London Stock Exchange and regulated by the Financial Services Authority, which allows trading in the shares of unquoted companies;
"OFEX Rules	the Rules of OFEX as set out in the OFEX Rule Book issued by OFEX plc (Version 1.1 dated October 2002 as may be subsequently amended);
"Offer"	the invitation by the Company to subscribe for the Offer Shares;
"Offer Price"	€0.85 or Stg £0.54 per Offer Share;
"Offer Shares	1,176,470 Ordinary Shares to be placed pursuant to the Offer;
"Offer for Subscription Agreement	the agreement dated 16th April 2003 between the Company and Acorn relating to the Offer, further details of which are set out in paragraph 8 of Part IV of this document;
"Official List"	the Official List of the UKLA;
"Ordinary Shares"	the ordinary shares of €0.10 each in the capital of the Company;
"Receiving Agents"	Capita Corporate Registrars Plc and Capita IRG Plc;
"Regulations"	the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (SI No. 68 of 1996);
"Tridelta"	Tridelta Development Limited;
'Share Option Scheme"	the Company's Share Option Scheme, a summary of the principal terms of which is set our in paragraph 13 of Part I of this document;
"UK"	United Kingdom of Great Britain & Northern Ireland;
"UKLA"	the UK Listing Authority of the Financial Services Authority;
'the 1963 Act"	the Companies Act, 1963 of Ireland;
'the 1983 Act"	the Companies (Amendment) Act, 1983 of Ireland;
"the 1990 Act"	the Companies Act, 1990 of Ireland;
"the 1999 Act"	the Companies Act (Amendment), 1999 of Ireland;
"the 2001 Act"	the Companies Act, 2001 of Ireland;
"Stg £ "	Pounds Sterling;
"€"	Euro.

All references in this document to legislation are to Irish legislation, unless otherwise stated or the context otherwise requires.

GLOSSARY OF TECHNICAL TERMS

"Acute Phase Proteins"	A group of proteins produced by the liver (however see "MAA") and found in increased amounts in the bloodstream in response to inflammation/infection and in some cases, physical stress.
"Acute Phase Response"	The body's biochemical response to damage caused by e.g. infection, trauma, inflammation or physical stress.
"Analyte"	The substance being measured in an analysis.
"Autoanalyser"	Laboratory instrument used for performing high volumes of an assay by an automated or semi-automated technique.
"Biosensor"	A small device utilising biological material and electronic components which can be used to measure a specific analyte e.g. a protein in a bodily fluid.
"Bulk Tank"	Collecting tank used to store milk from serial milkings on the farm whilst awaiting collection.
"BTT"	Bulk Tank Test, test carried out on milk from the bulk tank.
"Colorimetry"	A laboratory technique for performing assays on biological materials (colorimetric assay).
"CRP"	C-Reactive Protein: a major Acute Phase Protein in many species.
"Cytokine"	Substances produced by the body in very low amounts and present for only a short time which activate the Acute Phase Response.
"EIA/ELISA"	Enzyme (Linked) Immuno (Sorbent) Assay. A laboratory technique for performing assays on biological materials.
"Enzymatic Assay"	Diagnostic methodology which utilises the principle of a specific enzyme/substrate reaction to measure the levels of the substrate in the body.
"Haptoglobin"	A major Acute Phase Protein in many species.
"Herring- Bone System"	A type of milking parlour set-up which consists of individual milking clusters linking into a central "spine" to gather the milk from the parlour into the bulk tank.
"Immuno- Diagnostic"	Diagnostic methodology which utilises the principle of a specific antibody-antigen reaction to measure the levels of a substance in the body.
"Lateral Flow"	Technology used in diagnostic tests of the "dip-stick" type where a small sample is placed on a reaction pad held on a thin plastic "stick" to produce a rapid, on-the-spot result.
"MAA"	Mammary (or milk) Associated Amyloid A: a new Acute Phase Protein found to be an indicator of mastitic infection, present and detectable in milk and colostrum and produced locally in the mammary gland.
"Mastitis"	Inflammation of the mammary gland.
"Clinical"	Obvious clinical signs are observed, e.g. clots in the milk; at this stage the disease is advanced.

"Subclinical"	No obvious clinical signs, however, the animal is harbouring the infection and has the potential to develop the clinical condition.
"NEC"	Neonatal Necrotising Enterocolitis: a potentially fatal disease of low birth weight newborn infants, which may benefit from treatment with a therapeutic form of MAA.
"OEM"	<u>O</u>riginal <u>E</u>quipment <u>M</u>anufacturer; a manufacturer who buys the component parts of e.g. a diagnostic kit, assembles the kit and sells it under its own name.
"Orphan Drug"	Special status awarded to a therapeutic which treats a specific condition found in a relatively small number of cases which allows the drug to be "fast-tracked" through the regulatory process, allowing the drug to come to market in up to half the usual time.
"Peptide"	A small fragment of a protein consisting of a specific sequence of amino acid units.
"POC"	<u>P</u>oint-<u>O</u>f-<u>C</u>are: an analysis carried out on the spot rather than by sending a sample off to a laboratory for testing.
"Robotic Milker"	An automated system for milking cows.
"SAA"	<u>S</u>erum <u>A</u>myloid <u>A</u>: a major Acute Phase Protein in many species.
"String"	Term used to denote a number of dairy cows, which are milked at the same time.

PART IV - ADDITIONAL INFORMATION

1. INCORPORATION

(a) The Company was incorporated in Ireland under the Acts with the name Tridelta plc with registered number 357237 on the 23rd May 2002 as a public limited company.

(b) The business of the Company is that of an investment company. Its registered office and its principal place of business are at 48 Main Street, Bray, Co Wicklow.

(c) The Company has one subsidiary, Tridelta Development Limited, a company incorporated in Ireland under the Acts registration number 254105.

2. SHARE CAPITAL

(a) On incorporation the authorised share capital of the Company was €1,000,000 divided into 1,000,000 ordinary shares of €1.00 each of which seven ordinary shares were in issue fully paid.

(b) The Company does not have in issue any securities not representing share capital, convertible debt securities, exchangeable debt securities or debt securities with warrants.

(c) Since the date of incorporation of the Company up to the date of this document the only changes made to the authorised and issued share capital of the Company were pursuant to the resolution set out hereunder in this Paragraph passed at an extraordinary meeting of the Company on the 8th October 2002: -

(i) The issued and authorised shares in the capital of the Company were subdivided into ordinary shares of €0.10 each.

(ii) The Directors were generally and unconditionally authorised pursuant to section 20 of the 1983 Act to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company, such authority to expire on the 7th October 2007 provided that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if such authority had not expired;

(iii) The Directors were empowered pursuant to section 24 of the 1983 Act to allot equity securities (within the meaning of section 23 of that Act) pursuant to the authority referred to in subparagraph (ii) above as if section 23(1) of that Act did not apply to any such allotment such power to expire on the conclusion of the Annual General Meeting of the Company to be held in 2007, or if earlier, on the 7th October 07 provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if such power had not expired:

(d) On 8th October 2002 the Company acquired the entire issued share capital of Tridelta in consideration for issuing and allotting 4,042,284 Ordinary Shares to the then shareholders of Tridelta.

(e) On the 9th October 2002 and the 12th November 2002 a number of institutional and private investors provided Interim Funding to the Company to support its ongoing development in consideration for which 397,040 Share Warrants and subsequently 397,040 Ordinary Shares were issued. The price per share was €0.70.

(f) Immediately following the Offer, and assuming the Offer is fully subscribed, the authorised share capital of the Company will be €1,000,000 divided into 10,000,000 Ordinary Shares of €0.10 each

of which 5,615,864 Ordinary Shares will have been issued and will be fully paid or credited as fully paid and 4,384,136 will remain unissued.

3. MEMORANDUM AND ARTICLES OF ASSOCIATION

(a) The principal object of the Company as set out in clause 3(A) of its Memorandum of Association is to act as an investment holding company. A full description of the objects of the Company is set out in clause 3 of its Memorandum of Association which is available for inspection as provided in paragraph 18 hereof.

(b) The Articles of Association of the Company (the 'Articles') contain, inter alia, provisions to the following effect:

(i) **Dividends**

Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors. Subject as aforesaid, the Directors may pay such interim dividends as appear to them to be justified by the profits of the Company available for distribution. Except as otherwise provided by the rights attached, all dividends shall be declared and paid according to the amounts paid on the shares on which the dividend is paid. Except as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly. No amount paid on a share in advance of calls shall be treated as paid on a share for the purposes of the above. Payment of dividends to a shareholder may in certain circumstances be withheld in accordance with the provision of the Articles.

The Directors may at their discretion, with or subject to the sanction of an ordinary resolution, offer to the holders of Ordinary Shares the right to elect to receive an allotment of additional Ordinary Shares, credited as fully paid, instead of cash in respect of all or part of any cash dividend or dividends specified by such resolution or such part of such dividend or dividends as the Directors may determine.

Any dividend which remains unclaimed for 12 years after having been declared shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

(ii) **Distribution of Assets on Winding Up**

If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If on a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up at the commencement of the winding up the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively. The foregoing is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

(iii) **Voting**

Votes at general meetings may be given either personally or by proxy. Subject to any rights or restrictions for the time being attached to any class or classes of shares and subject to any suspension or abrogation of voting rights pursuant to the provisions of the Articles, on a show of hands every member present in person and every proxy shall have one vote, so however, that no individual shall have more than one vote, and on a poll every member shall have one vote for every share of which he is the holder. The chairman of a meeting at which there is an equality of votes shall be entitled to a second or casting vote.

(iv) **Variation of Rights**

Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of their issue, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or subordinate hereto.

(v) **Alteration of Share Capital**

The Company may by ordinary resolution:

(A) increase its share capital;

(B) consolidate and divide all or any of its share capital into shares of a larger amount;

(C) subject to the provisions of the Acts, sub-divide its shares into shares of a smaller amount; or

(D) cancel any shares which have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund, any share premium account or any capital conversion reserve fund in any manner and with, and subject to, any incident authorised, and consent required, by law.

(vi) **Allotment and Issue of Shares**

Subject to the provisions of the Acts relating to authority to allot shares, statutory pre-emption rights and otherwise and of any resolution of the Company in general meeting, the unissued shares of the Company shall be at the disposal of the Directors who may allot, grant options over or otherwise dispose of them to such persons on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be allotted at a discount. Without prejudice to any special rights conferred on the holders of any existing shares or class of shares and subject to the provisions of the Acts, any share may be issued with such rights or restrictions (whether as regards dividends, return of capital, voting or otherwise) as the Company may from time to time by ordinary resolution determine.

(vii) **Redeemable Shares and Purchase of Own Shares**

Subject to the provisions of the Acts, any shares may be issued on the terms that they are, or are liable at the option of the Company or the holder, to be redeemed on such terms and in such manner as may be provided by the Articles. Subject to the provisions of the Acts and to any rights conferred on the holders of any class of shares, the Company may purchase all or any of its shares of any class including any redeemable shares. No purchase by the Company of its own shares will take place unless it has been authorised by special resolution of the Company in general meeting. Subject to the provisions of the Acts, the Company may cancel any shares so redeemed or purchased or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

(viii) **Transfer of Shares**

Subject to the restrictions described in the Articles and to the terms of issue of such shares, the certificated shares of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve; and the Directors may permit any shares to be held in uncertificated form and title to those shares to be transferred in accordance with the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 and the practices instituted by the operator of the CREST system. The instrument of transfer of any certificated share shall be executed by or on behalf of the transferor and, in cases where the share is not fully paid, by or on behalf of the transferee. The Directors may, in their absolute discretion and without assigning any reason therefore decline to register any transfer of a partly-paid share (provided that in the case of partly-paid shares which are dealt in on the Irish Stock Exchange or the London Stock Exchange the Directors shall not exercise that discretion in such a way as to prevent dealings in such shares from taking place on an open and proper basis). The Directors may also decline to register any instrument of transfer of any certificated shares unless: (A) it is lodged at the registered office or at such other place as the Directors may appoint and is accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to prove the title of the transferor; (B) it is in respect of one class of share only; and (C) it is in favour of not more than four transferees. The Directors may refuse to register a transfer of uncertificated shares only in such circumstances as may be permitted or required by the aforesaid Regulations or where the transfer is in favour of more than four persons jointly. The registration of transfers of shares may be suspended at such times and for such periods (not exceeding 30 days in each year) as the Directors may determine.

(ix) **Board of Directors**

Campus Companies Custodian Limited shall be entitled to appoint one director to the Board for so long as it holds 2% or more of the entire issued share capital of the Company.

Approval of 80% of the Board is required for the annual appointment of the chairman to the Board.

4. DIRECTORS' AND OTHER INTERESTS

(a) As at the date hereof and immediately following Admission, the interests (all of which are or will be beneficial) of each Director (including any interests of his/her spouse and minor children) and those of any person connected with that Director within the meaning of Section 26 of 1990 Act (a "Connected Person") in the share capital of the Company which (i) are required to be notified to the Company pursuant to section 53 or section 64 of the 1990 Act, (ii) are required pursuant to section 59 of that Act to be entered in the register referred to therein or (iii) are interests of a Connected Person which would, if the Connected Person were a Director, be required to be disclosed under (i) or (ii) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director are or will be as follows:

	Current Number of Ordinary Shares	Current Percentage of Issued Ordinary Share Capital	Number of Ordinary Shares Following Admission	Percentage of Issued Ordinary Share Capital Following Admission
Sean Henneberry	nil	nil	*	*
Brian Hett	650,410	14.65%	650,410	11.58%
Kieran Walshe	580,010	13.06%	580,010	10. 33%
Brian Flavin	nil	nil	nil	nil
Paul Torgerson	71,410	1.61%	71,410	1.27%

* Sean Henneberry has taken part in underwriting the Minimum Subscription to the extent of 44,117 Ordinary Shares and depending on the success of the Offer may be required to take up some or all of the said shares.

Except as disclosed above in this paragraph 4, no interest in the share capital of the Company is held by any Director and no such interest, the existence of which is known to or could with reasonable diligence be ascertained by the relevant Director, is held by any Connected Person.

(b) None of the Directors, has, or, had, any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Company.

(c) Save as disclosed in this document, there are no outstanding loans, guarantees or other securities or indemnities granted or provided by any member of the Group to or for any Director.

(d) Save as disclosed above, none of the Directors has any interest in the share capital or loan capital of the Company or any of its subsidiaries nor does any person connected with the Directors (under the meaning of section 26 of the Companies Act 1990) have such interests, whether beneficial or non beneficial.

5. CURRENT AND PRIOR DIRECTORSHIPS AND PARTNERSHIPS OF THE DIRECTORS

(a) The Directors have held the following directorships and/or been partners in the following partnerships within the five years prior to the date of this document: -

(1) **Sean Henneberry**

Current Directorships

Aer Arann Group Teo
Aerospace Industries PLC
Andrew Mannion Engineering Ltd
Royal Irish Silvaculture Limited
Caulfield Group Ltd
Datacare Software Group Limited
Equitas Investments Ltd
Equitas Limited
Equitas Nominees Limited
Hickey's Pharmacy Limited
Imagine Software Industries Limited
Management Techniques Limited
Premier UK Residential Real Estate PLC
Qualceram Shires PLC
Swift Fine Foods Limited
The Belfry Properties (UK) PLC
The Second Belfry Properties (UK) plc
The Third Belfry Properties (UK) plc

Past Directorships

Anshe Limited
Barclay Chemicals Manufacturing Ltd
Hitol Limited
Gresham Hotel Group PLC

Tridelta Development Limited
UFAC Holdings Limited

(2) **Brian Hett**

Current Directorships	**Past Directorships**
Tridelta Development Limited TriMed Research Inc	None

(3) **Kieran Walshe**

Current Directorships	**Past Directorships**
Tridelta Development Limited	None

(4) **Paul Torgerson**

Current Directorships	**Past Directorships**
Tridelta Development Limited	None

(5) **Brian Flavin**

Current Directorships	**Past Directorships**
Tridelta Development Limited Pharmatrin Limited Kapooki Games Ltd	Global Mark Industries Limited

(b) Brian Flavin acted as a director of Global Mark Industries Limited from the 12th November 2001 until it entered into liquidation on the 1st February 2002. This company is currently in liquidation.

(c) Sean Henneberry is a director of Aerospace Industries PLC; various companies within this group are in the process of entering into liquidation.

(d) Save as disclosed above, none of the Directors has:

(i) any unspent convictions in relation to indictable offences;

(ii) ever been declared bankrupt or been the subject of an individual voluntary arrangement;

(iii) ever been a director of a company which, while he was a director or within 12 months of his ceasing to be a director, had a receiver appointed, entered into liquidation, entered into administration, entered into a voluntary arrangement or made any compositional arrangements with its creditors generally or with any class of its creditors;

(iv) ever been a partner in a partnership which while he was a partner or within 12 months of his ceasing to be a partner entered into compulsory liquidation, administration or a partnership voluntary arrangement;

(v) owned any asset or been a partner in a partnership which while he owned that asset or was a partner or within 12 months after his ceasing to own that asset or be a partner entered into receivership;

(vi) been the subject of any public criticism by any statutory or regulatory authority (including recognised professional bodies); and

(vii) been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6 DIRECTORS' REMUNERATION AND LETTERS OF APPOINTMENT

The following are particulars of the Directors' Letters of Appointment with the Company: -

On 8th October 2002, Sean Henneberry was appointed as Chairman under a letter of appointment for an annual fee of €20,000. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Brian Hett was appointed as Director under a letter of appointment. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Kieran Walshe was appointed as Director under a letter of appointment. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Paul Torgerson was appointed as Director under a letter of appointment for an annual fee of €15,000. The appointment is terminable at any time upon 3 months' written notice by either party.

On 8th October 2002, Brian Flavin was appointed as Director under a letter of appointment for an annual fee of €15,000.

On the 20th April 2000 Brian Hett and Kieran Walshe entered into service agreements with Tridelta. These service agreements are for an initial period of 5 years from the 20th April 2000 and thereafter shall automatically be renewed for a further two year period unless terminated by notice in writing of not less than one months notice given by either party prior to such renewal. The service agreements contain provisions for early termination, inter alia, in the event of a breach by the Director. The salary payable under these agreements is €67,296 in the case of Brian Hett and €67,296 in the case of Kieran Walshe including pension, health insurance and other benefits. The Directors are entitled to 4% of the Tridelta's profit after tax as disclosed by the audited accounts of Tridelta.

The estimated aggregate remuneration to be paid and benefits in kind to be granted to the Directors by the Group for 2002, being the first financial year of the Company, under the arrangements in force at the date of this Prospectus will be €184,592 and for 2003 is not estimated to exceed €210,000.

Except as disclosed in this Prospectus, there are no existing or proposed service contracts between the Company and any of the Directors, which expire or are terminable by the Company without payment of compensation within one year.

7. SUBSTANTIAL INTERESTS

Following the Offer and assuming full subscription, the following persons will be interested (directly or indirectly) in 3% or more of the enlarged issued share capital of the Company immediately following Admission:

	Following the Offer	
Name	Number of Ordinary Shares	% of issued Ordinary Share Capital
Michelle Hett	650,410	11.58
Enterprise Ireland	372,800	6.64
Enterprise 2000 Fund Limited	372,800	6.64
Campus Companies Custodian Limited	1,002,632*	17.85
Dublin Seed Capital Fund Limited	257,105	4.58

Save as disclosed in this paragraph, and in so far as the Company has the information, the Directors are not aware of any persons who immediately following Admission, directly or indirectly, jointly or severally, will or could exercise control over the Company.
* This includes 57,013 Ordinary Shares which Campus has indicated to the Company it intends to subscribe for under the terms of the Offer.

8. OFFER FOR SUBSCRIPTION AGREEMENT

The Company has entered into an Offer for Subscription Agreement on 16th April 2003 between the Company (1), the Directors (2), Acorn (3) pursuant to which, and conditional upon, *inter alia,* Admission taking place on or before 30 June 2003 (or such later time and/or date as Acorn and the Company may agree, being not later than 29th August 2003) Acorn has agreed to use reasonable endeavours to procure subscribers for the Offer Shares.

The Offer for Subscription Agreement contains indemnities and warranties from the Company and the Directors in favour of Acorn, together with provisions which enable Acorn to terminate the agreement in certain circumstances prior to Admission, including, but not limited to, circumstances when any warranties are found not to be true and accurate in any material respects. Following Admission, Acorn will receive a fee of Stg £10,000 for the first year following Admission, Stg £12,500 for the second year and Stg £15,000 per annum thereafter in respect of their services under the Corporate Advisers Agreement, dated the 5th March 2002.

Pursuant to the Offer for Subscription Agreement the Directors and the Existing Shareholders, on behalf of themselves, their families and others deemed to be connected with them, have undertaken not to dispose of any existing Ordinary Shares, save in certain circumstances. Such restriction is to be operative for a period of twelve months following Admission except with the written consent of Acorn.

9. EMPLOYEE SHARE SCHEMES

The Company has adopted a share option scheme ("the Share Option Scheme") the principal provisions of which are summarised below. For the purposes of the summary, capitalised terms shall have the meanings ascribed to them in the Scheme.

(a) *Eligibility*

The Board may grant an option to any employee, officer or director of the Company or any subsidiary of the Company who is required to devote substantially the whole of his/her time to the service of the Company or any subsidiary of the Company.

(b) *Limits*

The number of options which may be granted pursuant to the Share Option Scheme when aggregated with the number of shares which have been or remain to be issued pursuant to the Share Option Scheme shall not exceed 10% of the number of issued Ordinary Shares from time to time. The limitations may be adjusted by the Company, with confirmation from the Company's auditors as to the reasonableness and fairness of the adjustments following the issue of additional Ordinary Shares by way of rights issue or capitalisation of profits or reserves or any sub division or reduction or consolidation of the capital of the Company.

(c) *Grant of Options*

The Board in its discretion after the adoption of the Share Option Scheme may at any time offer to an option holder an option under the Scheme at the option price on terms that the offer will lapse unless acceptance from the Share Option Scheme member is received by the Company together with the option price within 10 days of the date of the offer. As soon as is reasonably practicable after receipt of the acceptance and the option price, the Board shall issue the option holder with an option certificate. The Board shall determine whether such option may be assigned or transferred and impose such conditions as they see fit. No option shall be granted on a date more than 10 years from the date of adoption of the Scheme.

(d) *Exercise of Options*

The options may be exercised in whole or in part at any time within the period of exercise ability specified by the Board on the grant of an option. Subject to certain specified exemptions in the Share Option Scheme, an option not exercised within that period shall lapse.
Notice of exercise of the option shall be in writing specifying the number of shares in respect of which the option is exercised and accompanied by the relevant option certificate and payment of the subscription price for the Ordinary Shares in respect of which the option is exercised. Within 30 days of receipt by the Company of the above, Ordinary Shares for which the option has been exercised shall be issued by the Company to the option holder and as soon as is practicable after allotting such shares the Board shall issue a share certificate in respect of the shares allotted and where the option remains partially unexercised, a certificate indicating the number of shares over which the option may still be exercisable. The shares issued pursuant to the option shall rank pari passu with the Ordinary Shares then in issue.

(e) *Termination of the Right to Exercise the Option*

The right to exercise an option shall terminate on

(i) 12 months after the death of an option holder

(ii) 12 months after the option holder ceases to be an employee, director or officer of the Company or its subsidiary due to ill health or normal retirement at retirement age, subject to certain exceptions.

(f) *Reconstruction and Winding Up*

If, there is any reorganisation of the capital of the Company or a reconstruction or amalgamation of the Company involving a material change in the nature of the shares comprised in an option or if an order is made or a resolution is passed for the winding up of the Company an option holder may on the date that such reconstruction or amalgamation becomes unconditional or such winding up takes effect, exercise all or any of those options which are unexercised. All share options, which have not been so exercised, will lapse.

10. PENSIONS

There is no existing occupational pension scheme for employees nor does the Company pay contributions to employee pension funds. Tridelta operates a pension scheme for key executives.

11. TAXATION

The following summary, which is intended as a general guide only, outlines certain aspects of legislation and Revenue practice in Ireland and the United Kingdom regarding the ownership and disposition of Ordinary Shares. It relates only to the position of Shareholders who are resident or ordinarily resident in Ireland or the United Kingdom for tax purposes and who hold Ordinary Shares as capital assets and not for the purpose of a trade. This summary does not address the position of certain classes of Shareholders such as dealers in securities, to whom special rules apply. This summary is not exhaustive and Shareholders are advised to consult their own tax advisers as to the taxation consequences of their purchase, ownership and disposition of Ordinary Shares. The summary is based on current Irish and United Kingdom tax legislation and on the current Double Taxation Agreement between Ireland and the United Kingdom. Shareholders should be aware that future legislative, administrative and judicial changes could affect the taxation consequences described below.

(a) Taxation of the Company

The Company is an Irish incorporated company and is managed and controlled in the Ireland and accordingly it is resident in Ireland for tax purposes.

(b) Withholding Tax

Withholding tax at the standard rate of income tax (currently 20%) applies to dividend payments and other profit distributions by an Irish resident company. The following categories of shareholders can receive the dividends free of dividend withholding tax provided they supply relevant declarations or certificates.

(i) An Irish resident company.

(ii) An Irish pension fund or Irish charity approved by the Irish Revenue Commissioners.

(iii) An individual who is neither resident nor ordinarily resident in Ireland and is resident for tax purposes in another Member State of the European Union or in a territory with which Ireland has a tax treaty (a "treaty country").

(iv) A company resident outside Ireland, ultimately controlled by shareholders resident in another EU Member State or in a treaty country.

(v) A company, or a 75% subsidiary of a company, the principal class of share of which is substantially and regularly traded on a recognised stock exchange located in an EU Member State (other than Ireland), or in a country with which Ireland has a double tax treaty or another approved stock exchange.

(vi) A company resident in a treaty country or another EU Member State that is not controlled by Irish residents.

(vii) A company resident in another EU Member State and holding 25% of the share capital of the paying company.

(viii) Companies wholly owned directly or indirectly by two or more companies the principle class of shares of each of which is substantially and regularly traded on a recognised stock exchange in a treaty country, another EU Member State or an approved stock exchange.

Dividends paid to a UK company that does not fall within the above exemptions, will be subject to withholding tax. The Ireland/UK Tax Treaty reduces this withholding tax to:

(i) 5% of the gross amount of the dividends if the beneficial owner is a company which controls directly or indirectly 10% or more of the voting power in the company paying the dividends;

(ii) in all other cases 15% of the gross amount of the dividends.

This note does not address the position for intermediaries and qualifying intermediaries, as defined in the Finance Act, 1999.

(c) Taxation of Dividends

(i) Taxation of Irish Resident Shareholders

Irish resident Shareholders who are individuals will be subject to income tax and levies on the aggregate of the net dividend received and the withholding tax deducted. The withholding tax deducted will be available for offset against the individual's income tax liability. A Shareholder may claim to have the withholding tax refunded to him to the extent that it exceeds his income tax liability.

An Irish resident Shareholder, which is a company, will not be subject to Irish corporation tax on dividends received from the Company and tax will not be withheld at source by the Company provided the appropriate declaration is made. A Company, which is a close company, as defined under Irish legislation, may be subject to a corporation tax surcharge on such dividend income to the extent that it is not distributed.

Shareholders who are Irish approved pension funds or Irish approved charities are generally exempt from tax on their dividend income and will not have tax withheld at source by the Company from dividends received provided the appropriate declaration is made.

(ii) Taxation of United Kingdom Resident Shareholders

Dividends paid to a United Kingdom resident Shareholder will not be subject to Irish withholding tax on the understanding that the Shareholder satisfies the necessary legislative conditions described in 11(b) above.

United Kingdom resident Shareholders who are individuals will be subject to income tax in the United Kingdom on the amount of dividends received.

United Kingdom resident Shareholders that are companies controlling (either alone or together with one or more associated companies) directly or indirectly less than 10% of the voting power of the Company, will be subject to corporation tax in the United Kingdom on the amount of dividends received.

A United Kingdom resident Shareholder that is a company controlling (either alone or together with one or more associated companies) directly or indirectly 10% or more of the voting power of the Company will be liable to United Kingdom corporation tax on the aggregate of the dividend and the underlying Irish corporation tax. The underlying Irish corporation tax will be available for set off against the United Kingdom corporation tax liability on the aggregate amount.

A United Kingdom resident Shareholder which is not a company controlling directly or indirectly 10% or more of the voting power of the Company and which is not subject to tax in the United Kingdom by reason of the United Kingdom law affording relief to charities and certain superannuation schemes or to insurance companies in respect of their pension business should not be subject to tax in the United Kingdom on a dividend from the Company.

i. Capital Gains Tax

The Company's Ordinary Shares constitute chargeable assets for Irish capital gains tax purposes and, accordingly, Shareholders who are resident or ordinarily resident in Ireland, depending on their circumstances, may be liable to Irish tax on capital gains on a disposal of Ordinary Shares.

Shareholders of the Company who are neither resident nor ordinarily resident in Ireland and who do not hold the Ordinary Shares as part of the assets of a trade carried on in Ireland by them through a branch or agency are not subject to Irish tax on capital gains arising on the disposal of these Ordinary Shares. This is on the basis that the shares do not derive the greater part of their value from land and certain other assets in the State.

In most circumstances a disposal of Ordinary Shares by a Shareholder who is resident or ordinarily resident in the United Kingdom will constitute a disposal for the purposes of United Kingdom capital gains tax and, accordingly, may give rise to a tax liability. Gains arising to individuals who leave the UK for less than five years may also be taxed on their return. Gains arising to holders of Ordinary Shares taxed as dealers in securities may be treated as income and taxed as such.

ii. Stamp Duty

Irish stamp duty will be charged at the rate of €1 for every €100 (or part thereof) of the amount or value of the consideration on any conveyance or transfer on sale or voluntary disposition of Ordinary Shares. In relation to a conveyance or transfer on sale or voluntary

disposition of Ordinary Shares under the CREST System, Irish stamp duty at the rate of 1% will be payable on the amount or value of the consideration.

No United Kingdom stamp duty or stamp duty reserve tax will arise on the issue of Ordinary Shares. United Kingdom stamp duty (or stamp duty reserve tax if stamp duty is not payable on the transfer) should be payable by a transferee at a rate of 0.5% of the amount or value of the consideration rounded up to the next Stg £5 paid on a transfer of Ordinary Shares executed within the United Kingdom with the balance of duty due under Irish stamp duty legislation being payable to the Irish Revenue Commissioners. This reflects an arrangement in force between the Irish and United Kingdom authorities whereby each recognises and gives credit for stamp duty paid in the other jurisdiction.

(iii) Close Company Status

The Company is not a close company for the purposes of Part 13 of the Taxes Consolidation Act, 1997.

12. MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Company or other members of the Group within the two years immediately preceding the date of this document and are, or may be, material:

12.1 On the 14th October 1999 Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non transferable licence to use the patents and know how in relation to the assay for Haptoglobin. This agreement was updated on 31st January 2000.

12.2 On 30th March 1999 Tridelta entered into an Agreement with Accuplex LLC (University of Nebraska) whereby Tridelta was granted an exclusive worldwide licence to possess and use cell lines for producing monoclonal antibodies for the measurement of Serum Amyloid A an acute phase proteins in humans and animals together with information relating to the use of these antibodies.

12.3 On the 21st June 1999 Tridelta entered into an agreement with BioSource International Inc to supply a range of acute phase proteins assays for re-labelling and sale by BioSource.

12.4 In June 1999 Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell products based on the assay for Canine C Reactive Protein ("CRP").

12.5 In March 2000 Tridelta entered into an Agreement with Utrecht University whereby Tridelta was granted an exclusive non-transferable worldwide licence to manufacture, distribute and sell product based on the Porcine CRP based on the novel antibodies for Porcine CRP developed by Utrecht University.

12.6 In the May 2000 Tridelta entered into an agreement with the University of Glasgow whereby Tridelta was granted an exclusive worldwide non transferable licence to use the patents and know how in relation to the manufacturing, distribution, and selling of products derived from the patent and know how in respect of the use of Haptoglobin as a marker for Mastitis.

12.7 In 2000 Tridelta established a joint venture company, TriMed Inc. USA, in collaboration with The UNEMED Corporation, Nebraska, to develop and commercialise the recently discovered and proprietary therapeutic applications of the MAA protein.

12.8 On the 9th of December 1999 Tridelta plc entered into in an Agreement with Accuplex LCC (University of Nebraska) whereby Tridelta was granted a further worldwide exclusive licence by Accuplex to the patent application for diagnostic assays of MAA, a new acute phase protein, as a marker of mastitis.

12.9 On the 26th April 2001 Tridelta entered into an agreement with Mark & Spencer to evaluate the use of Tridelta's novel Acute Phase Proteins (APP) assays in the development of quality assurance and animal welfare programme.

12.10 On the 27th December 2001 Tridelta entered into an agreement with SCIL to develop and manufacture a range of assay cartridges for SCIL's ImmunoLab Vet Analyser.

12.11 On the 5th April 2002 Tridelta entered into an agreement with Sensortec to develop an on-line or off-line/hand-held system to measure Tridelta proprietary MAA as a marker of mastitis in dairy cows.

12.12 the Offer for Subscription Agreement as further detailed in paragraph 8 of this Part IV;

12.13 the Corporate Advisers Agreement as further detailed in paragraph 16 of this Part IV;

12.14 the Acorn Option as further detailed on page 42 hereof;

12.15 On the16th April 2003 the Company entered into Underwriting Agreements with Mr C.M. Edwards, Mr J. Daley, Mr S. Henneberry, Mr T. Parker, Mr J. Berry, Mr P. Hooft, Mr M. J. Parlett, Mr P. Nolan, Mr G. N. Elliot, Molesworth Venture Capital Fund Limited Partnership, The Campus Companies Venture Capital Fund Limited Partnership, Akulos Investments Limited, Peeka Finance Limited, Global Underwriting plc. whereby they have agreed to subscribe to the Company for an aggregate of 705,883 Ordinary Shares in consideration for which the Company issued 705,883 share warrants. The exercise price for each of these share warrants is €0.90 per share in the first year of issue increasing by €0.10 per share in every subsequent year to amount to not more than €1.30 per share in the fifth year after issue.

13. WORKING CAPITAL

The Directors are of the opinion, having made due and careful enquiry and assuming the Minimum Subscription is achieved and taking into account existing facilities available to the Company, the working capital available to the Company is sufficient for its present requirements, that is, for at least twelve months from the closure of the Offer.

14. INDEBTEDNESS

The Company does not have outstanding loan capital (whether outstanding or created but unissued), term loans, other borrowings or indebtedness in the nature of borrowings, including bank overdrafts, liabilities under acceptances (other than normal trade bills), acceptance credits, hire purchase commitments and obligations under finance leases , or guarantees or other contingent liabilities.

Tridelta has an overdraft facility with the Bank of Ireland, which facility's availability may not extend beyond €60,000. The Group's equipment is leased by Tridelta for €45,000 and a long term loan of €10,000 from Enterprise 2000 Fund Limited is being discharged by Tridelta on a monthly basis until 2005.

The cumulative redeemable preference shares in Tridelta held by Campus Custodian Companies Limited, Trinity Venture Capital limited and Dublin Seed Capital Fund Limited were converted to ordinary shares on the 8th October 2002 and subsequently acquired by the Company when it acquired the ordinary share capital of Tridelta. Prior to conversion, a coupon of 5% attached to these cumulative redeemable preference shares. Subject to the provisions of the Companies Act, 1983 the outstanding coupon at the date of conversion, being €47,671.23 is payable by Tridelta after 31st March 2003 once the funding has been completed.

A loan stock instrument entered into by Tridelta, Campus Custodian Companies Limited and Trinity Venture Capital Limited on 4th October 2001 was converted into ordinary shares on the 8th October 2002. These ordinary shares were subsequently acquired by the Company when it acquired the ordinary share capital of Tridelta. Prior to conversion interest at a rate of 6% was payable under this loan stock instrument, the outstanding interest at the date of conversion being €981.21.

50,000 preference shares in the capital of Tridelta continue to be held by Enterprise Ireland. Subject to the provisions of the Companies Act, 1983 these will be redeemed by Tridelta as to 25,000 on the 30th June 2004 and 25,000 on the 30th June 2005 at a price equal to the amount paid up on these shares, being €1.269738 each, in accordance with the Articles of Association of Tridelta.

15. LITIGATION

The Company is not and has never been party to any legal or arbitration proceedings which are having or may have or have had during the twelve months preceding the date of this document a significant effect on the Company's financial position nor, so far as the Directors are aware, are any such proceedings pending or threatened against the Company.

16. ARRANGEMENTS RELATING TO THE OFFER.

16.1 Under the Corporate Advisers Agreement and the Offer for Subscription Agreement:-

16.1.1 the Company has agreed to pay Acorn an amount equal to Stg £10,000 plus the higher of Stg £25,000 or 5% of the proceeds of the Offer (not to include monies raised from the Existing Shareholders) subject to Acorn receiving a minimum fee of Stg £25,000 to include the Stg £10,000 mentioned above);

16.1.2 in addition, the Company has agreed to issue the Acorn Option;

16.1.3 the Company has agreed to pay all other costs and expenses of the Offer and related arrangements together with Valued Added Tax on all such other costs and expenses;

16.1.4 the Company and the Directors have given certain warranties and indemnities to Acorn as to the accuracy of information in this document and as to other matters in relation to the Company and its business; and

16.1.5 the Directors have undertaken, subject to certain limited exceptions, that, save with the consent to Acorn, they will not transfer, sell or otherwise dispose of any of their respective interests in the Ordinary Shares held immediately following completion of the Offer until after the first anniversary of Admission.

16.2 The Offer for Subscription Agreement may be terminated by Acorn before completion of the Offer in certain circumstances, including for material breach of the warranties referred to above.

16.3 Following admission to Ofex the Company has agreed to pay Acorn an on going corporate advisory fee of Stg £10,000 in the first year and Stg £12,500 in the second and Stg £15,000 per annum thereafter.

17. GENERAL

(a) Hamill Spence O'Connell has given and not withdrawn its written consent to the inclusion in this document of its Accountants Report in Part II above and the references to such report and to its name in the form and context in which they appear.

(b) Acorn has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to it in the form and context in which they appear.

(c) Capita Corporate Registrars Plc and Capita IRG Plc have given and have not withdrawn their written consent to the inclusion herein of the references to them in the form and context in which they appear.

(d) With reference to and for the purposes of paragraph 45(1) (b) of Part VII of the POS Regulations Hamill Spence O' Connell accepts responsibility in relation to this document for the report set out in Part II of this document.

(e) The Ordinary Shares are in registered form and the liability of members is limited to the amount, if any, unpaid on their shares.

The Companies Act, 1990, (Uncertificated Securities) Regulations, 1996 (the "Regulations") make provision for the transfer without a written transfer, and the evidencing otherwise than by a share certificate, of title to shares, provided that such title is evidenced and transferred in accordance with certain computer-based systems and procedures. The Articles of Association of the Company permit title to the Ordinary Shares to be evidenced and transferred without a written instrument in accordance with the Regulations.

The Company will make an application for the Ordinary Shares to be admitted to the CREST system operated by CREST Co Limited. The permission of CREST Co Limited must be given before the Ordinary Shares can be transferred and evidenced in uncertificated form. The Company's Articles of Association disapply in relation to Ordinary Shares that are held in uncertificated form those provisions of the Articles that require written instruments of transfer and share certificates.

A shareholder is not obliged to hold his Ordinary Shares in uncertificated form. Each holder of Ordinary Shares can choose whether or not to hold his Ordinary Shares in uncertificated form. The Company's Registrars will continue to register written instruments of transfer and to issue share certificates in respect of Ordinary Shares held in certificated form, in accordance with the provisions of the Articles of Association.

No temporary documents of title will be issued.

(f) The Ordinary Shares have a nominal value of €0.10 and the premium on issue of the Ordinary Shares pursuant to the Offer will be €0.75 per share. The Offer Price is payable in full on application. The premium arising on the Offer Shares assuming full subscription will be €882,352.50.

(g) Other than those disclosed in this document, the Group is not dependent on any patents or other intellectual property rights, licences or particular contracts which are of fundamental importance to the Group's business.

(h) The Directors are not aware of any arrangement under which future dividends are waived or agreed to be waived.

(i) Preliminary expenses of €800 were incurred in connection with the formation of the Company and have been paid by the Company.

(j) It is estimated that the total expenses (including commission) payable by the Company in connection with the Offer and Admission are estimated to amount to approximately €130,000 excluding VAT assuming full subscription. The amounts payable by the Company to Acorn for procuring subscriptions for up to 1,176,470 Ordinary Shares will include a commission of 5% of the amounts subscribed (not to include amounts subscribed by Existing Shareholders).

(k) Save as disclosed in this document there has been no material change in the financial or trading position of the Company since incorporation and there are no significant investments in progress by the Company.

(l) For the purposes of Section 82 of the Companies Act, 1985 in the UK and Section 56 of the 1963 Act the subscription list shall open at 10 am on the 28th April 2003 and may be closed at any time thereafter but not later than 3 pm on 31st May 2003 unless extended by the Directors to a date not later than 3 pm on 25th June 2003

(m) The Company itself has not traded since incorporation but is the holding company for Tridelta which operates the business of the Group.

(n) There have been no interruptions in the business of the Group which may have or have had in the 12 months preceding publication of this document a significant effect on the financial position of the Company

(o) The Minimum Subscription has been underwritten.

(p) Except for fees payable to professional advisers whose names appear on pages 3 and 4 above and payments to trade suppliers, no person has received any fees, securities or other benefit to a value of Stg £10,000 (excluding VAT) or more, directly or indirectly, from the Company within the 12 months preceding the application for Admission, or has entered into any contractual arrangements to receive any such fees securities or other benefit, directly or indirectly, from the Company on or after Admission.

(q) The Directors are, or may be deemed to be, promoters of the Company. No payment, security or other benefit has been or is to be made, issued or given to any of them in consideration of his or her acting as a promoter of the Company.

(r) In the Directors' opinion the minimum amount to be raised pursuant to the Offer for the purposes set out in paragraph 21(a) of Schedule 1 to the POS Regulations is €600,000 which will be applied as follows:-

(i)	purchase price of property	Nil
(ii)	commissions and expenses payable under the Offer	€130,000
(iii)	repayment of monies borrowed in respect of (i) and (ii) above	Nil
(iv)	working capital	€470,000

There are no amounts to be provided in respect of the matters mentioned above otherwise than out of the Offer or from the Company's existing resources.

(s) Copies of this document will be available for collection free of charge at the offices of Ivor Fitzpatrick & Company., 44-45 St. Stephen's Green, Dublin 2 and Acorn Corporate Finance Limited, Bollin House, Riverside Park, Wilmslow, Cheshire SK9 1DP, England during normal business hours on any weekday (Saturdays and public holidays excepted) for the period during which the Offer remains open.

18. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Ivor Fitzpatrick & Company, 44 - 45 St Stephen's Green, Dublin 2 and Acorn Corporate Finance Limited, Bollin House, Riverside Park, Wilmslow, Cheshire SK9 1DP, England during normal business hours on any weekday (Saturdays and public holidays excepted) for a period of 14 days following the date of this document: -

(a) the Memorandum and Articles of Association of the Company referred to in paragraph 3 Part IV above;

(b) the Accountants' Report set out in Part II of this document;

(c) the Directors' letters of appointment referred to in paragraph 6 Part IV above;

(d) the Material Contracts referred to in paragraph 12 Part IV above;

(e) the written consents referred to in paragraph 17 Part IV above;

(f) the Share Option Scheme referred to in paragraph 13 Part 1 above;

PART V – APPLICATION UNDER THE OFFER

The subscription list will open at 10 am on 28th April 2003 and may be closed at any time thereafter but not later than 3 pm on 31st May 2003 (unless extended by the Directors to a date not later then 3 pm on 25th June 2003). The basis on which applications have been accepted is expected to be announced on or around 4th June 2003.

Applications must be received by post or (during normal business hours only) by hand in Ireland at Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland or in the UK at Capita IRG Plc, Corporate Actions, PO Box No 166 The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH to arrive as soon as possible, but in any event by no later than 3 pm on 31st May 2003.

Applications must be for a minimum of 4,000 Ordinary Shares and thereafter in multiples of 500.

It is expected that definitive share certificates will be posted to successful applicants within two weeks of the closing of the subscription list. Dealings prior to receipt of share certificates will be at the risk of the applicant(s). A person so dealing must recognise the risk that an application may not have been accepted to the extent anticipated, or at all.

Applications are made on the following terms:

1. Save where the context otherwise requires, definitions in this document bear the same meaning when used in the Application Form.

2. The contracts resulting from acceptances of application under the Offer will be conditional on:

    (i) Acceptance; and

    (ii) the Minimum Subscription being achieved,

    In each case occurring not later than 3 pm on 30th June 2003 or such later time and/or date as Acorn and the Company may agree, being not later than 3 pm on 29th August 2003. If this condition is not satisfied, monies collected in respect of applications will be refunded by returning the applicant's cheque or bankers draft or by sending a cheque crossed "A/C Payee" in favour of the first named applicant in each case without interest and by post to the address of the first named applicant at the risk of the applicant(s).

3. Cheques and banker's drafts may be presented for payment on receipt thereof by the Receiving Agents before the conditions stated in paragraph 2 above are satisfied and, pending allocation or allotment or return of application monies or any excess of such monies (in each case without interest), will be retained by the Receiving Agents in a separate account. The Receiving Agents may retain share certificates and surplus application monies pending clearance of each applicant's cheque or banker's draft.

4. The basis of allocation will be determined by Acorn in its absolute discretion after consultation with the Company. An applicant may be allocated Ordinary Shares allotted by the Company in such proportions Acorn in its absolute discretion may determine. Each acceptance of an application (whether in whole or in part) for the subscription of Ordinary Shares and these terms and conditions shall be construed accordingly.

5. Acorn may, in its absolute discretion, reject in whole or in part or scale down any application including, without limitation, any application which is considered by Acorn to have been made by a nominee unless such application is accompanied by written confirmation of the identity of the intended beneficial owner. Acorn reserves the right to reject any application in respect of which the applicant's cheque or banker's draft has not been cleared by noon on 5th June 2003. If any application is not accepted, or is accepted for fewer Ordinary Shares than the number applied for, the application monies or the balance of therein (as the case may be) will be refunded by returning the applicant's cheque or banker's draft, or be sending a cheque crossed "A/C Payee" in favour of the first named applicant, in each case by post, to the address of the first named applicant without interest at the risk of the applicant(s). Acorn may treat as invalid any application which has not been completed in all respects in accordance with the instructions accompanying the Application Form or which is not accompanied by a power of attorney where necessary.

6. Applications must be made on the Application Form. By completing and delivering the Application Form each applicant:

(a) offers to acquire the number of Ordinary Shares specified in the Application Form (or such smaller number for which his application may be accepted) at the Offer Price on the terms and subject to the conditions set out in the Application Form (of which these terms and conditions), the prospectus dated 25th April 2003 and the Memorandum and Articles of Association of the Company.

(b) authorises the Receiving Agents to send a share certificate for the number of Ordinary Shares for which his application is accepted and/or a cheque crossed "A/C Payee" for any monies returnable (without interest) by post to his address (or that of the first named applicant) as set out in his Application Form at his risk and to procure that his name together with the name(s) of any other joint applicant(s) is/are placed on the register of members of the Company in respect of such Ordinary Shares;

(c) warrants that his cheque or banker's draft will be honoured on first presentation and agrees that if the cheque or banker's draft is not so honoured he will not be entitled to receive a share certificate in respect of the Ordinary Shares applied for or to enjoy or receive or transfer any rights or distributions in respect of any Ordinary Shares unless and until payment in cleared funds is made by him for the Ordinary Shares and that payment is accepted by Acorn on behalf of the Company (which acceptance shall be at Acorn and the Company's absolute discretion and may be on the basis that he indemnifies Acorn and the Company against all costs, damages, losses, expenses and liabilities arising out of or in connection with the failure of his cheque or banker's draft to be honoured on first presentation) and that at any time prior to unconditional acceptance by Acorn of the late payment, Acorn (on behalf of the Company) may (without prejudice to any other rights that it or they may have and without any liability) avoid the agreement to allocate such Ordinary Shares to the applicant and may re-allocate such Ordinary Shares to some other person, in which case he will not be entitled to any refund or payment (other than the return of such late payment) in respect of the Ordinary Shares provided that if a share certificate is issued and/or a cheque is returned to an applicant before his cheque is cleared then if the applicant's cheque does not clear on presentation the applicant authorises the Receiving Agents to cancel the cheque returned to the applicant authorises Acorn to sell the Ordinary Shares comprised in the share certificate on behalf of the applicant and retain all monies received from such sale for the benefit of the Company including any premium obtained above the Offer Price and the applicant will remain liable to the Company in respect of the shortfall on the Offer Price, and Acorn shall have no liability to the applicant or the Company in respect of the price obtained or timing of such sale;

(d) in consideration of Acorn agreeing that it will consider and process applications for the Ordinary Shares in accordance with the procedures referred to in this document and as a separate collateral contract between him and Acorn which will become binding on despatch by post of his Application Form to or, in the case of applications delivered by hand, upon receipt of his Application Form by the Receiving Agents:

  (i) agrees that his application may not be revoked until after 29th August 2003; and

  (ii) agrees that promptly upon request being made, he will supply Acorn in writing with any information reasonably requested in respect of his application;

(e) agrees that all applications, acceptances of applications and contracts resulting under the Offer shall be governed by and construed in accordance with Irish law and further submits to the non-exclusive jurisdiction of the Irish courts and agrees that nothing shall limit the rights of the Company or Acorn to bring any action, suit or proceeding arising out of or in connection with any such applications, acceptances of applications or contracts in any other manner permitted by law or in any court of competent jurisdiction;

(f) warrants that if he signs an Application Form on behalf of any other person(s) (including a corporation) he has due authority to do so and that such person will also be bound by the terms and conditions of application and be deemed to have given the confirmations, warranties and undertakings contained in it;

(g) warrants that he is not, and is not applying as a nominee or agent for, a person who is or may be liable to stamp duty reserve tax under any of sections 67, 70, 93, or 96 of the Finance Act 1986 of the UK (depository receipts and clearance services);

(h) confirms that, in making his application, neither he nor any person on whose behalf he is applying is relying on any information or representation in relation to the Company or any member of the Company other than such as may be contained in this document and accordingly agrees that neither Acorn nor the Company nor the Directors nor any other person acting on behalf of any of them nor any person responsible solely or jointly for this document or any part of this document shall have any liability for any such other information or representation;

(i) irrevocably authorises the Receiving Agents or Acorn or their agent to do all things necessary to effect registration in his name(s) of any Ordinary Shares agreed to be subscribed for by him and authorises any representative of the Receiving Agents or Acorn to execute and/or complete any document of title required for those shares;

(j) warrants that he is not a person in the United States and is not applying on behalf of or with a view to the re-offer, sale, transfer, deliver or distribution to, or for the benefit of, any person within the US or who is a US person, and will not, as principal or agent, offer, sell, transfer, renounce, deliver or distribute, directly or indirectly, any Ordinary Shares being acquired by him to any person within the US or who is a US person. As used herein "United States" means the United States of America (including the States thereof and the District of Columbia) its territories and possessions and "US person" means any person or entity defined as such in Rule 902(o) under the United States Securities Act of 1933 (as amended);

(k) warrants that he is not a Canadian person (which expression shall mean any individual resident in Canada, any corporation, partnership or firm organised under or governed by the laws of Canada (or any political sub-division thereof), any branch in Canada of a corporation, partnership or firm incorporated or established outside Canada and any investment fund, estate or trust organised under or governed by the laws of Canada (or any political sub-division thereof) and is not applying on behalf of, or with a view to the re-offer, sale or transfer to, or for the benefit of, any such person:

(l) warrants that, in connection with his application, he has complied with and observed the laws of all relevant territories, obtained any requisite governmental or other consents which may be required, complied with all requisite formalities, and paid all issue, transfer or other taxes due in connection with his application in any territory and that he has not taken any action or omitted to take any action which will or may result in Acorn or the Company or any of their respective directors, officers, agents or employees acting in breach of the legal or regulatory requirements of any territory in connection with the Offer of his application;

(m) agrees that, having had the opportunity to read this document, he shall be deemed to have notice of all information and representations contained in it;

(n) agrees that Acorn is advising the Company in connection with the Offer and no-one else and that Acorn will not be responsible to him or to anyone other than the Company for providing the protections afforded to customers of Acorn or for providing advice in relation to the Offer; and

(o) warrants that he is not, and is not applying on behalf of, a person who is under the age of 18 on the date of his application, save that he may apply in his own name for the benefit of such person, as described in the Procedure of the Application.

7. Acceptance of an application will be effected at the election of Acorn by notification from Acorn to the Receiving Agents.

8. No person receiving a copy of this document and/or an Application Form in any territory other than the Ireland or the UK may treat the same as constituting an invitation or offer to him, nor should he in any event use such form, unless in the relevant territory such an invitation or offer could lawfully be made to him or such firm could lawfully be used without contravention of any legal or regulatory requirements. It is a condition of any application by a person outside the UK or Ireland that he has satisfied himself as to the full observance of the

laws of any relevant territory in connection with the application, including the obtaining of any governmental or other consents which may be required and compliance with other necessary formalities, and has paid or will pay any issue, transfer or other taxes required to be paid in such territory in respect of any Ordinary Shares acquired under the Offer.

9 The Ordinary Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under the securities laws of Canada. Ordinary Shares may not be offered, sold, renounced, transferred or delivered, directly or indirectly, in the US or Canada or to or for the benefit of, any US person, and Canadian person or to any person purchasing such shares for re-offer, sale, renunciation or transfer in the US or Canada or as a result of a purchase order known to originate in the US or Canada. The Company has not and will not be registered under the United States Investment Company Act of 1940 (as amended).

10. No liability to stamp duty or stamp duty reserve tax will arise on the allotment of Ordinary Shares by the Company. Any person who has any doubt about his taxation position should consult his professional financial adviser.

11. To ensure compliance with the Criminal Justice Act 1994 in Ireland or the Money Laundering Regulations 1993 in the UK (together referred to as "the Laundering Regulations"), the Receiving Agents may, at their absolute discretion, require verification of identity from an applicant and, without prejudice to the generality of the foregoing in particular any person who either (i) tenders payment by way of a cheque of bankers' draft drawn on an account in the name of a person or persons other then the applicant or (ii) appears to the Receiving Agents to be acting on behalf of some other person.

For Irish resident applicants, verification of identity may be sought from the applicant's banks or from other reputable institutions or professional advisers in Ireland.

For applicants resident in the United Kingdom, this may involve verification of names and addresses through a reputable agency.

By lodging an Application Form, each applicant undertakes to provide such evidence of identity at the time of lodging an Application Form, or in the absolute discretion of the Company, within a reasonable time thereafter (in each case to be determined at the absolute discretion of the Company and the Receiving Agents) as may be required to ensure compliance with the Laundering Regulations.

Acorn is entitled to treat as invalid any applications for Ordinary Shares comprised in an Application Form if by 3 pm on 5th June 2003 the Receiving Agents have determined pursuant to procedures maintained under the Laundering Regulations that satisfactory evidence as to identity has not been and is unlikely to be received within reasonable period of time in respect of the Application Form in question.

TRIDELTA PLC

(Incorporated in Ireland under the Companies Acts, 1963 to 2001 with Registered Number 357237)

Issue of up to 1,176,470 Ordinary Shares of €0.10 each at €0.85 or Stg £0.54per share payable in full on application

APPLICATION FORM

This Application Form should be completed and sent to either Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7 in Ireland or Capita IRG Plc, Corporate Actions, PO Box No 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH in the UK together with your cheque or banker's draft payable to in Ireland Capita Corporate Registrars Plc or in the UK Capita IRG Plc – A/c "Tridelta Share Offer" and crossed "Not Negotiable" – for the amount payable (inserted in Box 2) so as to arrive as soon as possible. The subscription list will open at 10 a.m. on 28th April 2003 and may be closed at any time thereafter and in any event by 3 p.m. on 31st May 2003 unless extended by the Directors to a date not later than 3 pm on 25th June 2003.

IMPORTANT: Before completing this Application Form you should carefully read the Terms and Conditions in Part V of the prospectus dated 25th April 2003 ("the Prospectus"). If you need further copies of the Prospectus, which includes this Application Form, please call Acorn Corporate Finance Ltd. on +44 (0) 870 1225420.

Definitions used in the Prospectus shall have the same meaning in this Application Form.

This Application Form is only made available with and as an enclosure to the Prospectus. The entire contents of the section in the Prospectus headed "Application Under the Offer" is deemed to be included and set out in this Application Form.

Any person signing this Application Form under power of attorney, must enclose the original power of attorney (or a copy certified by a solicitor) for inspection. If you post your Application Form, you are recommended to use registered class post and allow at least two working days for delivery. **Please use block capitals.**

Box 1	I/ We hereby irrevocably offer to subscribe for Offer Shares at €0.85/Stg £0.54 each (minimum 4,000 Ordinary Shares and thereafter in multiples of 500)

Box 2	I/ We attach a cheque or bankers for the total amount of (multiply the number of shares applied for by €0.85/Stg £0.54) (minimum €3,400/ Stg £2,160)	€ payable to Capita Corporate Registrars Plc A/c "Tridelta Share Offer"	Stg £ Payable to Capita IRG Plc A/c "Tridelta Share Offer"

PLEASE USE BLOCK CAPITALS

Box 3 Please use Block Capitals	Forename/s (in full)	
	Surname (Mr/Mrs/Miss or title)	
	Address (in full)	
	Postcode	Daytime Telephone Number
	Signature	Date

The first or sole applicant should sign and complete Box 3. Fill in Boxes 4 or 5 only if there is more than one joint applicant. Insert in Box 4 the names and addresses of the second, third or fourth joint applicants, each of whose signature is required in Box 5.

Box 4	Forename(s) (in full) Surname Mr. Mrs. Ms. Miss or title Address (in full) Postcode	Forename(s) (in full) Surname Mr. Mrs. Ms. Miss or title Address (in full) Postcode	Forename(s) (in full) Surname Mr. Mrs. Ms. Miss or title Address (in full) Postcode

Box 5	Signature	Signature	Signature

INTERMEDIARY (IF ANY) SRO/ Financial Services Authority membership number ..

If you have any queries relating to the completion of this Application Form, please telephone Capita Corporate Registrars Plc on +353 1 8102400 or Capita IRG Plc on +44 870 162 3100.